      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1999



                                            REGISTRATION STATEMENT NO. 333-75301

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                               -----------------

                           STRIDE & ASSOCIATES, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                             7361                            13-3789932
  (State or Other Jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)            Identification No.)


                        222 BERKELEY STREET, SUITE 1620
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 536-3800
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)


                              MICHAEL C. ROBICHAUD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           STRIDE & ASSOCIATES, INC.
                        222 BERKELEY STREET, SUITE 1620
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 536-3800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

      JOHN J. EGAN III, P.C.              PHILIP P. ROSSETTI, ESQ.
     KATHLEEN R. BROWNE, ESQ.           JOSEPH E. MULLANEY III, ESQ.
    GOODWIN, PROCTER & HOAR LLP               HALE AND DORR LLP
          EXCHANGE PLACE                       60 STATE STREET
 BOSTON, MASSACHUSETTS 02109-2881        BOSTON, MASSACHUSETTS 02109
          (617) 570-1000                       (617) 526-6000

                           --------------------------


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.


                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED MAY 7, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT CONFIRM SALES OF THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                4,350,000 SHARES


                                     [LOGO]

                                  COMMON STOCK


    This is an initial public offering of common stock by Stride & Associates, Inc. All of the shares of common stock are being sold by Stride. The estimated initial public offering price will be between $11.00 and $13.00 per share. Substantially all of the net proceeds from this offering will be used to redeem preferred stock and to prepay subordinated debt held by our principal stockholders and will not be available to fund working capital or capital expenditures.


                                 --------------


    We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol STDA.


                                 --------------

                                                                         PER SHARE     TOTAL
                                                                        -----------  ----------
Initial public offering price.........................................   $           $
Underwriting discounts and commissions................................   $           $
Proceeds to Stride, before expenses...................................   $           $

    We have granted the underwriters an option for a period of 30 days to purchase up to 652,500 additional shares of common stock.

                                 --------------


    INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.


                                 -------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


HAMBRECHT & QUIST                                  BANCBOSTON ROBERTSON STEPHENS



        , 1999

[Graphic titled "Serving the Rapidly Growing Need for Permanent IT Professionals," which is a map of the United States with markings to show the location of each of Stride's offices and the number and specialty of practice groups in each office. Includes wording below map: "Transaction - Based Business Model; Team - Based Placement Process; Group Driven Growth; Focus on Mid-Level IT Market."]

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                       ---------
Prospectus Summary...................................................................          4

Risk Factors.........................................................................         10

Forward Looking Statements...........................................................         16

Use of Proceeds......................................................................         17

Dividend Policy......................................................................         17

Capitalization.......................................................................         18

Dilution.............................................................................         19

Unaudited Pro Forma Condensed Financial Data.........................................         20

Selected Financial Data..............................................................         26

Management's Discussion and Analysis of Financial Condition and Results of                    28
  Operations.........................................................................

Business.............................................................................         39

Management...........................................................................         47

Certain Transactions with Related Parties............................................         54

Principal Stockholders...............................................................         57

Description of Indebtedness..........................................................         59

Description of Capital Stock.........................................................         61

Shares Eligible for Future Sale......................................................         65

Underwriting.........................................................................         67

Legal Matters........................................................................         68

Experts..............................................................................         68

Where You Can Find More Information..................................................         69

Index to Financial Statements........................................................        F-1


                                 --------------


    The information on our Web sites is not a part of this prospectus.



    STRIDE & ASSOCIATES, ATLANTIS PARTNERS, THE BOYLSTON GROUP, MACARTHUR & ASSOCIATES and REMINGTON INTERNATIONAL are trade names of Stride. The ATLANTIS, BOYLSTON, MACARTHUR, REMINGTON and STRIDE logos are trademarks of Stride. All other trade names and trademarks used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THIS IS ONLY A SUMMARY AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                           STRIDE & ASSOCIATES, INC.


    We are a provider of placement services for full-time, professional employees in the information technology field. We currently operate 41 practice groups, each generally comprised of four or five individual placement counselors, in 15 offices located in seven major metropolitan markets throughout the United States. To optimize our focus on the rapidly growing market for information technology professionals, each practice group generally will concentrate on placements in one of the following three areas: networking and communications, software development and implementation, and management information systems. Our practice groups are highly disciplined and are operated to instill in our placement counselors an entrepreneurial approach to our placement operations. We believe our use of practice groups facilitates the placement of qualified candidates into appropriate job openings, and we believe that it is a key factor in our ability to hire, develop and retain highly productive placement counselors. This trained resource base will provide the professional staff necessary to implement our strategy of rapid growth through the opening of new offices and the establishment of additional practice groups within existing offices. We target the rapidly growing market for mid-level professionals earning between $35,000 and $90,000 per year. We place candidates on a non-exclusive, contingency basis, receiving fees from employers based upon a negotiated percentage of a placed candidate's first year salary. Our total number of placement transactions increased to 2,181 in 1998 from 601 in 1995, and to 590 for the three months ended March 31, 1999 from 462 for the three months ended March 31, 1998. Our operating margin, before payment of management fees and other non-recurring charges, was 37.0% for the year ended December 31, 1998 and 34.0% for the three months ended March 31, 1999. See "Selected Financial Data."



    Businesses increasingly rely on information technology solutions to manage their operations and information and to enhance their competitiveness. This increasing reliance has created a strong demand for qualified mid-level professionals who can maintain and deploy information technology systems. However, businesses often lack the expertise, resources and contacts necessary to efficiently identify and attract the professionals they require. Placement agencies, on the other hand, are uniquely qualified to fill the growing demand for the limited number of these professionals. Contingency placement firms are particularly well suited to address the fast-paced immediate demands typical of this market. Currently, many of the contingency firms that focus on the permanent placement of mid-level employees in the information technology field are small, owner-operated businesses with annual revenues of less than $1.0 million, according to a leading industry source.



    We have developed a working environment and compensation structure designed to motivate our practice groups to quickly and efficiently process a high number of placement transactions. Our placement process provides value for both employers and candidates by rapidly presenting each with a number of qualified and timely opportunities. The employers served by Stride typically have included a broad spectrum of business enterprises ranging from start-ups to Fortune 500 companies. We believe that we can continue to expand our business across multiple metropolitan markets using our practice group approach, which generates a high volume of placements.



    In recent years, we have rapidly expanded our business, primarily by establishing new practice groups. Between late 1994 and April 30, 1999, we established 32 new practice groups in both existing and new offices. We intend to continue expanding our operations in both existing and new geographic markets. Our practice group approach is designed to develop experienced placement counselors who can effectively transition from existing to newly established practice groups as we expand our operations. This expansion in the past has been accomplished through relatively modest investments, particularly in connection with the establishment of new practice groups in existing offices. Our newly opened offices historically have been able to achieve operating profitability in less than one year after opening.


    Our business objective is to become the leading provider of permanent placement services in the United States for mid-level professionals in the information technology field. The key elements of our strategy to achieve this objective are as follows:



    - continue to grow by expanding existing offices and opening new offices;



    - continue to focus on the rapidly growing market for mid-level professionals in the information technology field through the use of targeted practice groups;



    - continue to utilize practice groups to ensure the rapid and effective matching of candidates to appropriate job opportunities;



    - foster a working environment designed to identify quickly both job openings and available candidates; and



    - motivate our placement counselors by providing strong incentive compensation arrangements and a performance-driven career advancement path based on individual and practice group productivity.


    In June 1998, we effected a leveraged recapitalization of Stride with investment funds associated with Summit Partners, LLC. As part of the recapitalization:

    - the Summit investors invested $40.0 million to purchase shares of preferred stock, shares of common stock, warrants to purchase common stock and subordinated debentures;

    - we borrowed $26.0 million in senior bank debt under a senior credit facility; and


    - substantially all of the net proceeds from the recapitalization were used to redeem shares of common stock held by our founding stockholders for an aggregate redemption payment of $63.8 million. See "Certain Transactions with Related Parties--Recapitalization."



    Substantially all of the net proceeds of this offering will be used to redeem the shares of preferred stock and to repay the subordinated debentures held by the Summit investors and to repay a portion of the senior bank debt. The Summit investors also will exercise their warrants to purchase common stock in connection with this offering for an aggregate exercise price of approximately $3.5 million. Following the completion of this offering, the Summit investors will own an aggregate of 3,000,010 shares of common stock, or approximately 31.0% of the total outstanding shares of common stock, and our founding stockholders will own an aggregate of 2,232,560 shares of common stock, or approximately 22.5% of the total outstanding shares of common stock, each on a fully diluted basis. We do not anticipate paying cash dividends for the forseeable future. See "Use of Proceeds," "Dividend Policy" and "Capitalization."

                                  THE OFFERING

Common stock offered by Stride..................  4,350,000 shares

Common stock to be outstanding after this
  offering......................................  9,652,348 shares

Use of proceeds.................................  We expect to use substantially all of the net proceeds to repay the
                                                  outstanding subordinated debentures and
                                                  a portion of the senior bank debt and
                                                  to redeem the outstanding preferred
                                                  stock. See "Use of Proceeds."

Proposed Nasdaq National Market symbol..........  STDA

                                 --------------


    The number of shares of common stock that will be outstanding after this offering is an estimate based on the number of shares outstanding as of April 30, 1999. It excludes:



    - 339,490 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 1999, with a weighted average exercise price of $18.24 per share, of which options to purchase 232,560 shares were then exercisable, and



    - 172,122 shares available for future grant under our stock option plan as of April 30, 1999.


    See "Management--Executive Compensation" and "--1998 Stock Option and Grant Plan."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)


    Listed below is our statement of operations data for the five years ended December 31, 1998 and the three months ended March 31, 1998 and 1999 and our balance sheet data as of March 31, 1999. Prior to 1995, our founding stockholders conducted operations through several loosely affiliated predecessor entities. On January 1, 1995, we reorganized into one corporation by purchasing these predecessor entities. The data for the year ended December 31, 1994 reflects the combined operations of our predecessor entities. Net income per common share and weighted average common shares outstanding for the year ended December 31, 1994 have not been presented because such information is not meaningful. The results for the interim periods are not necessarily indicative of the results for the full fiscal year or any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." To calculate the "Pro Forma as Adjusted Statement of Operations Data," we have assumed the following occurred as of January 1, 1998:


    - our June 4, 1998 leveraged recapitalization;

    - our conversion of tax status from a subchapter "S" corporation to a subchapter "C" corporation;

    - the conversion of our series A convertible preferred stock into an equal number of shares of series B redeemable preferred stock and 1,000,000 shares of common stock; and


    - the sale of 4,350,000 shares of common stock in the offering at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses, and the application of the net proceeds of the offering to (1) redeem all shares of our Series B redeemable preferred stock; (2) repay all of our subordinated debentures; and (3) repay a portion of our senior bank debt.



    To calculate the pro forma as adjusted balance sheet data, we have assumed that each of the above listed events occurred on March 31, 1999.



                                                                                            THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                      MARCH 31,
                                    -----------------------------------------------------  --------------------
STATEMENT OF OPERATIONS DATA:         1994       1995       1996       1997       1998       1998       1999
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
Net revenues......................  $   3,791  $   6,592  $  10,614  $  19,187  $  28,804  $   5,879  $   8,427
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit......................      2,193      3,641      6,872     12,761     18,955      3,798      5,558
Operating expenses................        993      1,925      2,460      4,655      8,305      1,749      2,692
Management fees(1)................        435         32      3,719      7,620      2,869      1,533         --
Non-recurring recapitalization
  costs(2)........................         --         --         --         --      2,239         --        102
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations............        765      1,684        693        486      5,542        516      2,764
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income........................        760      1,666        732        451      1,859        534      1,129
Preferred stock dividends.........         --         --         --         --      1,553         --        666
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income available to common
  stockholders....................  $     760  $   1,666  $     732  $     451  $     306  $     534  $     463
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per common share:
    basic.........................             $    0.33  $    0.15  $    0.09  $    0.07  $    0.11  $    0.13
                                               ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------
    diluted.......................             $    0.33  $    0.15  $    0.09  $    0.06  $    0.11  $    0.09
                                               ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------


----------------


(1) Represents management fees paid through the June 4, 1998 leveraged recapitalization to several entities affiliated with our founding stockholders in connection with the management of our business. We do not expect to incur similar management fees in the future. See "Certain Transactions with Related Parties-- Management Fees," and note 2 to "Unaudited Pro Forma Condensed Financial Data."


(2) Represents costs associated with the June 4, 1998 leveraged recapitalization, primarily one-time special compensation bonuses paid to senior management.

                                                                                          THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                 MARCH 31,
                                             ------------------------------------------  --------------------
STATEMENT OF OPERATIONS DATA (CONTINUED):      1995       1996       1997       1998       1998       1999
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED
                                                                     OPERATING DATA)
Weighted average common shares outstanding:
  basic....................................      5,000      5,000      5,000      4,158      5,000      3,540
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------
  diluted..................................      5,000      5,000      5,000      4,734      5,000      5,009
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------
Pro forma provision for income taxes(3)....  $     745  $     355  $     270  $   1,669  $     235  $     900
Pro forma net income.......................  $     947  $     400  $     243  $   2,125  $     299  $   1,129
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income available to common
  stockholders.............................  $     947  $     400  $     243  $     572  $     299  $     463
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------
PRO FORMA AS ADJUSTED STATEMENT OF
  OPERATIONS DATA:
Net revenues...............................                                   $  28,804  $   5,879  $   8,427
Income from operations.....................                                      10,585      1,984      2,866
Net income.................................                                       5,156        903      1,440
Net income per common share:
  basic....................................                                   $    0.53  $    0.09  $    0.15
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------
  diluted..................................                                   $    0.53  $    0.09  $    0.15
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------
Weighted average common shares
  outstanding(4):
  basic and diluted........................                                       9,652      9,652      9,652
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------



                                                                    DECEMBER 31,                      MARCH 31,
                                                     ------------------------------------------  --------------------
                                                       1995       1996       1997       1998       1998       1999
                                                     ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
Number of practice groups at end of period.........         11         18         20         33         27         39
Number of placement transactions...................        601        934      1,582      2,181        462        590



                                                                                               MARCH 31, 1999
                                                                                           -----------------------
                                                                                                        PRO FORMA
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Net working capital......................................................................  $      168   $     880
Total assets.............................................................................       9,568       8,856
Total debt (including current debt)......................................................      34,500      21,913
Series A convertible preferred stock.....................................................      25,965          --
Common stockholders' equity (deficiency).................................................  $  (54,860)  $ (16,308)


--------------


(3) Before June 4, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the June 4, 1998 leveraged recapitalization, we terminated our subchapter "S" corporation status and, accordingly, became subject to federal and state income taxes. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.

(4) Pro forma weighted average common shares outstanding assumes that the following occurred at the beginning of the period indicated:


    - the issuance of 1,237,505 shares of common stock and the repurchase of 3,000,000 shares of common stock in connection with the June 4, 1998 leveraged recapitalization;


    - the issuance of 1,000,000 shares of common stock upon the conversion of the series A convertible preferred stock;

    - the issuance of 762,505 shares of common stock upon the exercise of outstanding warrants; and

    - the issuance of 4,350,000 shares of common stock issuable in this offering.

    We were incorporated in Delaware in 1994. Our principal executive offices are located at 222 Berkeley Street, Suite 1620, Boston, Massachusetts 02116. Our telephone number is (617) 536-3800.


    UNLESS OTHERWISE STATED IN THIS PROSPECTUS, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION TO PURCHASE UP TO 652,500 SHARES OF COMMON STOCK GRANTED TO THE UNDERWRITERS.

                                  RISK FACTORS


    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW REPRESENT THE MATERIAL RISKS WE BELIEVE WE FACE. IF ANY OF THE EVENTS DESCRIBED IN THE RISK FACTORS BELOW ACTUALLY OCCUR, OUR BUSINESS COULD BE ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.



OUR FAILURE TO IDENTIFY AND PLACE QUALIFIED INFORMATION TECHNOLOGY PROFESSIONALS
  WOULD ADVERSELY AFFECT OUR BUSINESS.


    Because of the specialized nature of the placement market for information technology professionals, we are highly dependent upon our ability to identify and successfully place professionals possessing the technical skills and experience required by employers. If we fail to do so, our business will be adversely affected. We may have difficulty accessing a sufficient number of qualified professionals with the skills and experience necessary to meet evolving market demands because, among other things, these professionals are in high demand worldwide and are likely to remain a limited resource for the foreseeable future. This difficulty may become more pronounced as we seek to expand and may be further complicated by the nature of the information technology services market, which is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions.


OUR BUSINESS COULD BE ADVERSELY AFFECTED BY INTENSE COMPETITION FOR BOTH
  EMPLOYERS AND INFORMATION TECHNOLOGY PROFESSIONALS.



    The permanent placement industry, particularly firms focused on the placement of information technology professionals, is extremely competitive, and there are few, if any, barriers to entry. We compete with national, regional and local placement firms for access to both hiring employers and candidates. As we attempt to expand into new geographic markets, we expect to compete with additional firms. Many of these national and regional firms have greater financial, technical and marketing resources than we have. Smaller firms are typically owner-operated, and each market in which we operate generally has one or more significant established competitors that are unique to each market and enjoy greater name recognition and reputation than we do. We expect increased competition from placement, staffing and consulting firms which are adopting the Internet to both solicit hiring employers and candidates, as well as post job openings and candidate profiles. Currently, hundreds of Web sites offer these services and more can be expected. Although we have begun to post job openings and solicit resumes on our Web sites, we currently do not conduct any material amount of business on the Internet.



COMPETITION FROM NON-PERMANENT STAFFING SERVICES, CONSULTING FIRMS AND EMPLOYERS
  COULD REDUCE THE MARKET FOR OUR SERVICES.



    In addition to other providers of placement services, we also compete with providers of non-permanent staffing services and consulting firms. These competitors offer employers qualified professionals on a contract basis, often at a fixed price, without the long term commitment of hiring permanent employees. In addition, we compete directly with employers for placement candidates who continue to rely on their internal human resource departments to recruit some, if not all, of the information technology professionals they require. This is often the case with employers who hire professionals on an ongoing basis and can justify an investment in developing a recruiting staff in-house and avoid the direct cost of multiple placement fees which, at $8,000 to $20,000 per candidate, can be substantial. Increased competition from the staffing solutions described above could reduce the market for our services and adversely effect our business.

THE FACT THAT WE OPERATE UNDER MULTIPLE NAMES COULD PUT US AT A COMPETITIVE
  DISADVANTAGE.


    Although we have offices in major cities across the United States, we use multiple operating names. As a result, we do not expect to develop national brand awareness. This may put us at a competitive disadvantage to regional or national firms with established identities which are recognizable to employers and candidates alike.


WE ARE SUBJECT TO MANY FACTORS SPECIFIC TO OUR INDUSTRY AND BUSINESS MODEL THAT
  MAY CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE AND ANY SUCH FLUCTUATIONS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL.



    Our quarterly operating results have varied in the past and are likely to vary in the future. It is possible that our revenues and operating results may be below the expectations of securities analysts and investors in future quarters. If we fail to meet or surpass the expectations of securities analysts or investors, the market price of our common stock will most likely fall. This variability depends on a number of factors including many of which are specific to our industry and business model. Factors that effect our quarterly operating results include, but are not limited to:


    - the timing of new office openings and new practice group additions;

    - the length of time required for new offices and groups to become fully productive and profitable;

    - the incurrence of considerable expenses in advance of anticipated revenues in connection with new office openings;

    - the negative impact on the productivity of existing practice groups due to the transfer of experienced placement counselors to newly established practice groups;

    - any slowdown or other adverse change in the placement market for mid-level information technology professionals, particularly in industries that represent a significant portion of our employer customer base;

    - any reduction in the level of demand for information technology services among prospective employers as businesses resolve the "Year 2000" compliance issue;

    - our ability to hire, train and retain personnel;

    - any reduction or other adverse change in our placement fee structure or a decline in the average salary of placed candidates;

    - changes in the level of our operating expenses; and

    - seasonal fluctuations.

    Given that any one or more of these or other factors could have an adverse effect on our business, the prediction of future quarterly results is difficult and uncertain. In addition, some of our operating expenses are relatively fixed in advance of any particular quarter. As a result, we may not be able to reduce our operating costs in response to unanticipated reductions in our net revenues or the demand for our services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE PROCEEDS FROM THIS OFFERING WILL BENEFIT OUR PRINCIPAL STOCKHOLDERS AND WILL
  NOT BE AVAILABLE TO FUND WORKING CAPITAL OR CAPITAL EXPENDITURES.


    Substantially all of the estimated $47.7 million in net proceeds from the offering will be used for the following purposes:


    - to make an aggregate net redemption payment of approximately $32.9 million on our outstanding preferred stock, plus accrued and unpaid dividends of approximately $2.2 million at March 31, 1999;


    - to repay $10.0 million in principal amount of our outstanding subordinated debentures, together with accrued and unpaid interest; and


    - to repay with any remaining net proceeds a portion, but not less than $2.0 million, of the $24.5 million in principal amount of our senior bank debt, together with accrued and unpaid interest.



    We do not anticipate that any net proceeds from this offering will be available to fund our working capital or capital expenditure needs. As a result, we may be limited in our ability to fund our working capital and capital expenditure requirements and be unable to fully execute our business model. See "Use of Proceeds" and "Certain Transactions with Related Parties."



WE WILL INCUR NON-RECURRING CHARGES AS A RESULT OF THIS OFFERING.


    In connection with this offering, we will incur a non-recurring charge available to common stockholders of approximately $17.8 million, consisting of:

    - approximately $16.9 million related to the redemption of the preferred stock and the related issuance of 1,000,000 shares of common stock; and


    - deferred compensation charges, which equaled $882,000 as of March 31, 1999, in connection with the acceleration of vesting of our outstanding restricted common stock.



This non-recurring charge will cause us to have a net loss attributable to common stockholders for the fiscal quarter in which this offering closes and could result in a net loss for the entire year ending December 31, 1999. See "Use of Proceeds;" "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview;" and "Certain Transactions with Related Parties."



OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED BY ECONOMIC DOWNTURNS.



    Our results of operations are partially dependent upon general economic conditions in the United States as well as other factors beyond our control, including the hiring activity of employers, reductions in hiring budgets and average salaries. During periods in which overall economic activity slows, our revenues may fall as a result of a decline in the number of successful placements or reductions in the amount of our placement fees resulting from a decline in compensation levels of information technology professionals or the percentage of this compensation we charge as fees. We believe that the operating results of businesses that provide placement services, such as ours, will be particularly affected during periods of economic downturn as employers reduce their hiring activity and their reliance on outside providers of placement services. Therefore, a significant economic downturn, particularly in regions, or in industries prevalent in those regions in which our operations are located, could have an adverse effect on our business and possibly to a relatively greater extent than the economy as a whole in such regions. For example, the financial services industry, which has historically represented a significant portion of our revenues, undergoes periods of contraction from time to time. In addition, it is possible that the level of demand for information technology services among prospective employers may decline.

OUR RAPID GROWTH COULD STRAIN OUR FINANCIAL, MANAGEMENT AND OTHER RESOURCES.


    Our rapid growth in recent years has placed, and any future expansion will continue to place, a significant strain on our financial, management and operational resources. The failure to maintain resources or to hire, train or manage new personnel could have an adverse effect on our business. Historically, the successful management of our business has not depended upon sophisticated management information systems. However, in light of our expansion strategy and the public company reporting requirements to which we will become subject after this offering, we will need to continue to improve and expand our management information systems to network across our company and process financial and other information on a timely and accurate basis.


OUR FAILURE TO SUCCESSFULLY IMPLEMENT OUR OFFICE EXPANSION STRATEGY COULD
  ADVERSELY AFFECT OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK.


    We intend to grow our business by expanding existing offices and opening new offices, both in geographic markets in which we already operate and in new markets. Our failure to successfully implement our expansion strategy could have an adverse effect on our business, and the market price of our common stock would most likely fall. The successful expansion of our existing offices and the opening of new offices depends on many factors, including our ability to:

    - successfully compete with existing placement, staffing and consulting agencies in existing and new markets;

    - attract motivated and productive placement counselors while continuing to train, develop and promote existing placement counselors;

    - minimize the disruption to existing practice groups caused by the transfer of experienced personnel to new practice groups;

    - accurately assess the demand for information technology professionals in existing and new markets; and

    - accurately assess the supply of information technology professionals in existing and new markets.

    When we expand an existing office or open a new office, we incur incremental capital and operating expenses as a result of the need to purchase additional office equipment and to hire additional entry-level trainees. As there is always a delay before a new office reaches full productivity, expenses will exceed revenues generated by the new office for at least several months, resulting in initial losses. We may fail to successfully identify new markets for expansion and to establish new office locations, and new offices may fail to meet growth and profitability objectives within expected time frames, if at all. Moreover, we may not be able to identify markets that present sufficient placement opportunities for expanding or opening new offices.


WE MUST HIRE, DEVELOP AND RETAIN PLACEMENT STAFF TO SUSTAIN FUTURE GROWTH.



    Our future success will depend in large part upon our ability to attract, develop and retain highly-motivated and capable placement counselors. The loss of a significant number of our current placement counselors or an inability to hire and integrate on an on-going basis a sufficient number of additional trainees or other employees could have an adverse effect on our business. In addition, any reduction in our current employee compensation levels or a restructuring of our compensation system, whether as a result of lower than expected revenues, declining margins, a decline in the market price of our common stock or any other reason, could impair our ability to retain our existing placement staff and attract additional employees. Historically, we have experienced a retention rate of approximately 32%. This historical retention rate could decrease. We calculate our retention rate by expressing our total number of employees at the end of a period as a percentage of the sum of our total number of employees at the beginning of the period and total number of new employees hired during that period. Substantially all of our attrition has historically occurred at the placement trainee level.



OUR SUCCESS IS LARGELY DEPENDENT UPON MR. ROBICHAUD AND OUR SENIOR MANAGEMENT
  TEAM.



    Our success will depend largely on the continued availability of our senior management team, in particular, upon Michael C. Robichaud, our President and Chief Executive Officer. The loss of the services of Mr. Robichaud or any of the other members of Stride's senior management team could have an adverse effect on our business. We maintain a life insurance policy on Mr. Robichaud under which we will receive $1,000,000 in the event Mr. Robichaud were to die while employed by us. We do not, however, maintain similar policies on any of our other executive officers or significant employees. We do not have employment agreements with any members of our senior management team, except Mr. Robichaud, and the existence of an employment agreement with Mr. Robichaud does not guarantee his continued employment with us. Although we have entered into noncompetition agreements with our executive officers, there can be no assurance that these agreements will be enforceable, and these agreements do not ensure the continued service of our executive officers.



WE MAY FACE LIABILITY CLAIMS FROM EMPLOYERS AND PLACEMENT CANDIDATES.


    Our business may expose us to liability with respect to the placement of candidates with employers. An employer could assert a claim against us for referring a candidate who proves to be unsuitable for the position filled. A liability claim, even one without merit, could result in significant legal defense costs and expenditure of executive time, thereby increasing expenses, lowering earnings and possibly resulting in operating losses. Any failure in an employer's computer system which is the result of an act or omission by a candidate referred by us could result in a claim for substantial damages against us regardless of the merit of the claim. We generally do not conduct candidate reference checks unless requested by a particular employer. In addition, a candidate could assert an action against us for failure to maintain the confidentiality of his or her employment search, or for discrimination or other violations of employment laws by us or an employer with whom the candidate was placed. Our professional liability insurance may not provide adequate coverage for any claim or continue to be available on acceptable costs and terms.


FUTURE ACQUISITIONS COULD ADVERSELY AFFECT OUR BUSINESS AND HAVE A DILUTIVE
  EFFECT ON OUTSTANDING COMMON STOCK.



    Although we have no current acquisition plans, we may decide to pursue acquisitions in the future. Risks associated with acquisitions could have an adverse effect on our business, including the diversion of management's attention, the loss of key personnel, legal and tax liabilities and exposure to the Year 2000 issue. Acquisitions also may involve an increase in our debt or new issuances of equity securities, which could have a dilutive effect on the then outstanding shares of common stock. Even if we identify suitable acquisition candidates, we may fail to negotiate favorable terms or successfully integrate any proposed acquisition into our existing business operations.



THE MARKET PRICE OF OUR SHARES OF COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND
  VOLUME FLUCTUATIONS.



    The market for shares in companies that have recently gone public has been subject to extreme price and volume fluctuations. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources and have an adverse effect on our business.

OUR EXISTING STOCKHOLDERS WILL CONTROL ALL MATTERS REQUIRING A STOCKHOLDER VOTE
  AND, AS A RESULT, COULD PREVENT OR DELAY A CHANGE IN CONTROL.



    Upon the closing of the offering, our existing directors, officers and stockholders will beneficially own approximately 55.9% of our outstanding common stock. This control by our existing stockholders could have the effect of delaying, deferring or preventing a change in control because these stockholders will be in a position to control the outcome of all stockholder votes, including votes concerning director elections, by-law amendments and possible mergers, corporate control contests and other significant corporate transactions. As a result, a change in control of our business that may be in the interest of new investors who purchase shares in this offering could be delayed or prevented by our existing stockholders. See "Principal Stockholders."



PROVISIONS OF DELAWARE LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER
  MORE DIFFICULT.


    Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt which is opposed by our management. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so, and the ability of public stockholders to change our management could be substantially impeded by these anti-takeover provisions. We have a staggered board of directors and we have the right under our charter documents to issue preferred stock without further stockholder approval, which could adversely affect the holders of our common stock.


THE ESTIMATED INITIAL PUBLIC OFFERING PRICE IS SIGNIFICANTLY HIGHER THAN THE
  BOOK VALUE OF OUR COMMON STOCK.



    Purchasers of common stock in this offering will experience immediate and substantial dilution of $10.31 per share in the net tangible book value of the common stock from the initial public offering price based upon an assumed initial public offering price of $12.00 per share. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution to the new investors. See "Dilution."



THE FUTURE SALE OF OUR COMMON STOCK COULD AVERSELY AFFECT THE MARKET PRICE OF
  OUR COMMON STOCK.


    Substantial sales of common stock in the public market following this offering, or the perception that sales could occur, could lower the market price of the common stock or make it difficult for us to raise additional equity capital in the future. The shares of common stock which are being sold in this offering will generally be freely tradeable without restriction, and:

    - the remaining 5,302,348 shares of common stock outstanding will be "restricted securities" as defined in Rule 144 under the Securities Act, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144 or any other applicable exemption under the Securities Act;

    - our principal stockholders have registration rights requiring us to register for sale under the Securities Act up to 5,000,010 shares of common stock currently outstanding and an additional 232,560 shares of Common Stock issuable upon exercise of outstanding options; and

    - all shares of common stock held by our officers, directors and stockholders, who hold all of the currently outstanding shares of common stock, are subject to lock-up agreements and may not be sold for 180 days after the date of this prospectus. Hambrecht & Quist LLC may, however, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these restrictions.

    In addition, as of April 30, 1999, there were 511,612 shares reserved for issuance under our 1998 Stock Option and Grant Plan, of which 339,490 were then outstanding. Beginning 180 days after the date of this prospectus, approximately 237,100 shares issuable upon exercise of vested options will become eligible for sale.



COVENANTS IN OUR DEBT AGREEMENTS WILL RESTRICT OUR BUSINESS.



    Our existing senior bank debt agreements, which will remain in effect and under which we will owe approximately $21.9 million after this offering, contain a number of significant covenants. The covenants will not expire until our senior bank debt, which is due June 4, 2003, is paid in full. Our senior bank debt agreements, among other matters, require us to maintain certain leverage, debt service and current ratios. Our senior bank debt agreements, including further details regarding these required ratios, are attached as exhibits to our publicly available registration statement of which this prospectus is a part. Our senior bank debt agreements also place significant limitations on our ability to incur additional indebtedness that we may need to finance our working capital needs or to expand our operations. These covenants also prohibit us from paying any dividends to our stockholders, other than dividends payable in shares of common stock. If we are unable to meet our debt service obligations or comply with these covenants, there will be a default under these agreements. A default, if not waived, could result in acceleration of our repayment obligations, which would have an adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Indebtedness" and "Where You Can Find More Information."



WE DO NOT INTEND TO PAY DIVIDENDS.


    Since June 4, 1998, we have neither declared nor paid any cash dividends on shares of our common stock. We currently intend to retain our earnings for future growth and, therefore, do not anticipate paying any dividends in the foreseeable future. In addition, under the terms of our senior bank debt, we are prohibited from paying any dividends to our stockholders, other than dividends payable in shares of common stock.

                           FORWARD LOOKING STATEMENTS

    Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of the common stock will be approximately $47.7 million, at an assumed initial offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $55.0 million. We expect to use substantially all of the net proceeds as follows:


    - make a mandatory redemption payment due to a group of investment funds associated with Summit Partners, LLC with respect to our preferred stock upon consummation of this offering in an aggregate net amount of approximately $32.9 million, which represents a gross redemption payment of approximately $36.5 million less an offset of approximately $3.5 million representing the aggregate exercise price of outstanding warrants that will be exercised in connection with this offering, plus accrued dividends on the preferred stock, which amounted to approximately $2.2 million as of March 31, 1999,


    - repay $10.0 million in principal amount of the subordinated debentures owed to the Summit investors, together with any accrued and unpaid interest, which debt bears interest at a rate of 12.0% annually, is subject to mandatory repayment upon consummation of this offering and otherwise matures on August 4, 2003; and


    - repay with any remaining amount of net proceeds a portion, but not less than $2.0 million, of the principal amount of senior bank debt owed in respect of the senior credit facility with a number of lending institutions, together with accrued and unpaid interest, which senior bank debt bears interest at a variable rate, which is currently set at 6.75% per annum and matures on June 4, 2003.



    The proceeds from the senior bank debt and the sale to the Summit investors of subordinated debentures, together with the proceeds from the sale to the Summit investors of shares of preferred stock and common stock, were used to redeem shares of common stock held by our founding stockholders in connection with the leveraged recapitalization of Stride in June 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions with Related Parties."


                                DIVIDEND POLICY


    Before June 4, 1998, we were a subchapter "S" corporation. While maintaining such status, we declared and paid an aggregate cash dividend of $929,000 to our stockholders in June 1998. We terminated our subchapter "S" status in connection with our recapitalization in June 1998. Since June 4, 1998, we have neither declared nor paid any dividends on our common stock. Under the terms of our senior bank debt, we are prohibited from paying any dividends to our stockholders other than dividends payable in shares of common stock. In addition, we currently intend to retain our earnings for future growth and, therefore, do not anticipate paying dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 1999 (a) on an actual basis, (b) on a pro forma basis after giving effect to the conversion of the series A convertible preferred stock into an aggregate of 1,000,000 shares of common stock and an aggregate of 24,802.5 shares of series B redeemable preferred stock and the exercise of outstanding warrants to purchase 762,505 shares of common stock for an aggregate purchase price of $3.5 million and (c) on a pro forma basis as adjusted to, in addition, give effect to our receipt of the estimated net proceeds from the sale of the 4,350,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of the net proceeds as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those statements included elsewhere in this prospectus.



    The table below excludes: 293,607 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $19.21 per share and 218,005 additional shares of common stock available for future grant under our 1998 Stock Option and Grant Plan, in each case as of March 31, 1999. On April 1, 1999, we issued stock options to purchase an additional 45,383 shares of common stock at a price per share of $12.00 under our 1998 Stock Option and Grant Plan, which options are also excluded from the table below. The weighted average exercise price of all outstanding stock options as of April 30, 1999 was $18.24 per share. See "Management--Executive Compensation" and "--1998 Stock Option and Grant Plan."


                                                                                        MARCH 31, 1999
                                                                              -----------------------------------
                                                                                                       PRO FORMA
                                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ---------  -----------  -----------

                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of term loan................................................  $   4,002   $   4,002    $   4,002
                                                                              ---------  -----------  -----------
Term loan, less current portion.............................................     20,498      20,498       17,911
                                                                              ---------  -----------  -----------
Subordinated debentures.....................................................     10,000      10,000           --
                                                                              ---------  -----------  -----------
Series A convertible preferred stock, $0.01 par value per share: 24,802.5 shares authorized, issued and outstanding, actual; no shares authorized,
  issued or outstanding pro forma and pro forma as adjusted.................     25,965          --           --
                                                                              ---------  -----------  -----------
Series B redeemable preferred stock, $0.01 par value per share; 24,802.5 shares authorized; no shares issued or outstanding, actual; 24,802.5 shares issued and outstanding, pro forma; no shares authorized, issued or
  outstanding pro forma as adjusted.........................................         --      21,765           --
                                                                              ---------  -----------  -----------
Common stockholder's equity (deficiency):
Common stock, $0.01 par value per share; 50,000,000 shares authorized,
  3,539,843 shares issued and outstanding actual; 50,000,000 shares authorized, 5,302,348 shares issued and outstanding on a pro forma basis;
  50,000,000 shares authorized, 9,652,348 shares issued and outstanding, pro
  forma as adjusted.........................................................         35          53           97
Additional paid-in capital..................................................      5,052      12,757       43,542(1)
Deferred compensation(2)....................................................       (882)       (882)          --
Note receivable from officer and stockholder................................       (166)       (166)        (166)
Accumulated deficit.........................................................    (58,899)    (58,899)     (59,781)(3)
                                                                              ---------  -----------  -----------
    Total stockholders' equity (deficiency).................................    (54,860)    (47,137)     (16,308)
                                                                              ---------  -----------  -----------
        Total capitalization................................................  $   5,605   $   9,128    $   5,605
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------


------------------

(1) Includes approximately $16.9 million relating to a redemption premium on the preferred stock which will be paid as a result of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

(2) Upon consummation of this offering, 290,710 shares of restricted common stock which currently have a three year vesting schedule will accelerate and become unrestricted. The deferred compensation charge related to these restricted shares will be recognized as compensation expense upon completion of this offering.


(3) Includes $882,000 of non-recurring charges to net income available to common stockholders, consisting of deferred compensation charges related to the acceleration of the vesting of restricted common stock as a result of this offering.

                                    DILUTION


    As of March 31, 1999, we had a pro forma net deficit in tangible book value of $(47.1) million, or $(8.89) per share, after giving effect to the conversion of the series A preferred stock and the exercise of the warrant. Pro forma net deficit in tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of our series A convertible preferred stock into common stock and the exercise of the warrant. Without taking into account any other changes in the deficit in net tangible book value after March 31, 1999, other than to give effect to our receipt of the estimated net proceeds from the sale of the 4,350,000 shares of common stock offered hereby at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of the net proceeds as described in "Use of Proceeds," our pro forma net deficit in tangible book value as of March 31, 1999 would have been $(16.3) million, or $(1.69) per share. This represents an immediate increase in pro forma net tangible book value of $7.20 per share to existing stockholders and an immediate dilution of $10.31 per share to new investors. If the initial public offering price is higher or lower than $12.00 per share, the dilution to new stockholders will be lower or higher, respectively. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............             $   12.00
  Pro forma net deficit in tangible book value per share as
    of March 31, 1999.......................................  $   (8.89)
  Increase per share attributable to new investors..........       7.20
                                                              ---------
Pro forma net deficit in tangible book value per share after
  this offering.............................................                 (1.69)
                                                                         ---------
Dilution per share to new investors.........................             $   10.31
                                                                         ---------
                                                                         ---------



    The following table summarizes, on a pro forma basis as of March 31, 1999, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid to Stride and the average price per share paid:



                                     SHARES PURCHASED         TOTAL CONSIDERATION
                                  -----------------------  --------------------------  AVERAGE PRICE
                                    NUMBER      PERCENT       AMOUNT        PERCENT      PER SHARE
                                  ----------  -----------  -------------  -----------  -------------
Existing stockholders...........   5,302,348        54.9%  $  13,096,273        20.0%    $    2.47
New investors...................   4,350,000        45.1      52,200,000        80.0         12.00
                                  ----------       -----   -------------       -----
    Total.......................   9,652,348       100.0%  $  65,296,273       100.0%
                                  ----------       -----   -------------       -----
                                  ----------       -----   -------------       -----


    The foregoing table excludes:


    - 293,607 shares of common stock subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $19.21 per share;



    - 218,005 shares available for future grant under our stock option plan as of March 31, 1999.



On April 1, 1999, we issued stock options to purchase an additional 45,383 shares of common stock at a price per share of $12.00 under our 1998 Stock Option and Grant Plan, which options are also excluded from the foregoing table. The weighted average exercise price of all outstanding stock options as of April 30, 1999 was $18.24 per share. To the extent these options are exercised and the underlying shares are granted, there will be further dilution to new investors. See "Management" and note 9 of notes to our financial statements included elsewhere in this prospectus.

                  UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA


    The following unaudited pro forma condensed financial data has been prepared by our management from our financial statements and the notes to those statements included elsewhere in this prospectus. We believe that the accounting treatment used to prepare the pro forma data provides a reasonable basis on which to present this unaudited pro forma condensed financial data. The unaudited pro forma condensed statement of operations for the year ended December 31, 1998 and the three months ended March 31, 1998 and 1999 reflects adjustments as if our leveraged recapitalization in June 1998 and this offering had occurred on January 1, 1998. The unaudited pro forma as adjusted condensed balance sheet as of March 31, 1999 gives effect to the June 1998 recapitalization, this offering and the use of proceeds as stated in "Use of Proceeds" as if each had occurred on March 31, 1999. The unaudited pro forma as adjusted condensed statements of operations do not reflect non-recurring charges of $19.8 million directly related to the June 1998 recapitalization and this offering, consisting of:


    - approximately $16.9 million which will be charged against net income available to common stockholders in connection with the redemption of our preferred stock and the related issuance of 1,000,000 shares of common stock as a result of this offering;

    - approximately $2.0 million in special non-recurring bonuses paid to senior management as a result of the June 1998 recapitalization;


    - $882,000 of deferred compensation charges which will be expensed in connection with the acceleration of the vesting of restricted common stock as a result of this offering; and


    - approximately $35,000 of other non-recurring recapitalization costs.

    We are providing the unaudited pro forma condensed financial data for informational purposes only. The pro forma condensed financial data shown below may not necessarily be indicative of either our financial position or the results of our operations which would have occurred had the recapitalization and this offering actually occurred on the dates described above, nor are they necessarily indicative of the results of operations for any future period. The unaudited pro forma condensed financial data and accompanying notes should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus.


                                                                               YEAR ENDED DECEMBER 31, 1998
                                                           ---------------------------------------------------------------------
                                                                        ADJUSTMENTS                  ADJUSTMENTS
                                                                      RELATED TO THE                 RELATED TO      PRO FORMA
                                                            ACTUAL    RECAPITALIZATION  PRO FORMA   THIS OFFERING   AS ADJUSTED
                                                           ---------  ---------------  -----------  -------------  -------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS:
Net revenues.............................................  $  28,804     $      --      $  28,804     $      --      $  28,804
Cost of services.........................................      9,849            --          9,849            --          9,849
                                                           ---------       -------     -----------  -------------  -------------
Gross profit.............................................     18,955            --         18,955            --         18,955
Operating expenses.......................................      8,305            65(1)       8,370            --          8,370
Management fees..........................................      2,869        (2,869)(2)         --            --             --
Non-recurring recapitalization costs.....................      2,239        (1,832)(3)        407          (407)(4)          --
                                                           ---------       -------     -----------  -------------  -------------
Income from operations...................................      5,542         4,636         10,178           407         10,585
Other income (expense):
Interest income..........................................        108            --            108            --            108
Interest expense.........................................     (1,856)       (1,167)(5)     (3,023)        1,375(6)      (1,648)
                                                           ---------       -------     -----------  -------------  -------------
Income before provision for income taxes.................      3,794         3,469          7,263         1,782          9,045
Provision for income taxes...............................      1,935         1,188(7)       3,123           766(7)       3,889
                                                           ---------       -------     -----------  -------------  -------------
Net income...............................................      1,859         2,281          4,140         1,016          5,156
Preferred stock dividends................................      1,553         1,147(8)       2,700        (2,700)(9)          --
                                                           ---------       -------     -----------  -------------  -------------
Net income available to common stockholders..............  $     306     $   1,134      $   1,440     $   3,716      $   5,156
                                                           ---------       -------     -----------  -------------  -------------
                                                           ---------       -------     -----------  -------------  -------------
Net income per common share--
  basic..................................................  $    0.07                    $    0.41(10)                $    0.53(10)
                                                           ---------                   -----------                 -------------
                                                           ---------                   -----------                 -------------
  diluted................................................  $    0.06                    $    0.32(10)                $    0.53(10)
                                                           ---------                   -----------                 -------------
                                                           ---------                   -----------                 -------------
Pro forma weighted average common shares outstanding--
  basic..................................................      4,158                        3,540(11)                    9,652(12)
                                                           ---------                   -----------                 -------------
                                                           ---------                   -----------                 -------------
  diluted................................................      4,734                        4,540(11)                    9,652(12)
                                                           ---------                   -----------                 -------------
                                                           ---------                   -----------                 -------------


--------------
(SEE ACCOMPANYING NOTES)

                                                                            THREE MONTHS ENDED MARCH 31, 1998
                                                                ----------------------------------------------------------
                                                                               ADJUSTMENTS                   ADJUSTMENTS
                                                                             RELATED TO THE                RELATED TO THE
                                                                  ACTUAL     RECAPITALIZATION  PRO FORMA      OFFERING
                                                                -----------  ---------------  -----------  ---------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS:
Net revenues..................................................   $   5,879      $      --      $   5,879      $      --
Cost of services..............................................       2,081             --          2,081             --
                                                                -----------       -------     -----------         -----
Gross profit..................................................       3,798             --          3,798             --
Operating expenses............................................       1,749             65(1)       1,814
Management fees...............................................       1,533         (1,533)(2)         --             --
Non-recurring recapitalization costs..........................          --            102(3)         102           (102)(4)
                                                                -----------       -------     -----------         -----
Income from operations........................................         516          1,366          1,882            102
Other income (expense):
Interest income...............................................          18             --             18             --
Interest expense..............................................          --           (761)(5)       (761)           343(6)
                                                                -----------       -------     -----------         -----
Income before provision for income taxes......................         534            605          1,139            445
Provision for income taxes....................................          --            490(7)         490            191(7)
                                                                -----------       -------     -----------         -----
Net income....................................................         534            115            649            254
Preferred stock dividends.....................................          --            666(8)         666           (666)(9)
                                                                -----------       -------     -----------         -----
Net income available to common stockholders...................   $     534      $    (551)     $     (17)     $     920
                                                                -----------       -------     -----------         -----
                                                                -----------       -------     -----------         -----
Net income per common share--
  basic.......................................................   $    0.11                     $    0.00(10)
                                                                -----------                   -----------
                                                                -----------                   -----------
  diluted.....................................................   $    0.11                     $    0.00(10)
                                                                -----------                   -----------
                                                                -----------                   -----------
Pro forma weighted average common shares outstanding--
  basic.......................................................       5,000                         3,540(11)
                                                                -----------                   -----------
                                                                -----------                   -----------
  diluted.....................................................       5,000                         4,540(11)
                                                                -----------                   -----------
                                                                -----------                   -----------


                                                                  PRO FORMA
                                                                 AS ADJUSTED
                                                                -------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS:
Net revenues..................................................    $   5,879
Cost of services..............................................        2,081
                                                                     ------
Gross profit..................................................        3,798
Operating expenses............................................        1,814
Management fees...............................................           --
Non-recurring recapitalization costs..........................           --
                                                                     ------
Income from operations........................................        1,984
Other income (expense):
Interest income...............................................           18
Interest expense..............................................         (418)
                                                                     ------
Income before provision for income taxes......................        1,584
Provision for income taxes....................................          681
                                                                     ------
Net income....................................................          903
Preferred stock dividends.....................................           --
                                                                     ------
Net income available to common stockholders...................    $     903
                                                                     ------
                                                                     ------
Net income per common share--
  basic.......................................................    $    0.09(10)
                                                                     ------
                                                                     ------
  diluted.....................................................    $    0.09(10)
                                                                     ------
                                                                     ------
Pro forma weighted average common shares outstanding--
  basic.......................................................        9,652(12)
                                                                     ------
                                                                     ------
  diluted.....................................................        9,652(12)
                                                                     ------
                                                                     ------


------------------

(SEE ACCOMPANYING NOTES)


                                                                           THREE MONTHS ENDED MARCH 31, 1999
                                                              ------------------------------------------------------------
                                                                              ADJUSTMENTS                    ADJUSTMENTS
                                                                            RELATED TO THE                 RELATED TO THE
                                                                ACTUAL     RECAPITALIZATION    PRO FORMA      OFFERING
                                                              -----------  -----------------  -----------  ---------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS:
Net revenues................................................   $   8,427       $      --       $   8,427      $      --
Cost of services............................................       2,869              --           2,869             --
                                                              -----------         ------      -----------         -----
Gross profit................................................       5,558              --           5,558             --
Operating expenses..........................................       2,692              --           2,692
Management fees.............................................          --              --              --             --
Non-recurring recapitalization costs........................         102              --             102           (102)(4)
                                                              -----------         ------      -----------         -----
Income from operations......................................       2,764              --           2,764            102
Other income (expense):
Interest income.............................................          41              --              41             --
Interest expense............................................        (776)             52(5)         (724)           343(6)
                                                              -----------         ------      -----------         -----
Income before provision for income taxes....................       2,029              52           2,081            445
Provision for income taxes..................................         900              (5)(7)         895            191(7)
                                                              -----------         ------      -----------         -----
Net income..................................................       1,129              57           1,186            254
Preferred stock dividends...................................         666              --             666           (666)(9)
                                                              -----------         ------      -----------         -----
Net income available to common stockholders.................   $     463       $      57       $     520      $     920
                                                              -----------         ------      -----------         -----
                                                              -----------         ------      -----------         -----
Net income per common share--
  basic.....................................................   $    0.13                       $    0.15(10)
                                                              -----------                     -----------
                                                              -----------                     -----------
  diluted...................................................   $    0.09                       $    0.10(10)
                                                              -----------                     -----------
                                                              -----------                     -----------
Pro forma weighted average common shares outstanding--
  basic.....................................................       3,540                           3,540(11)
                                                              -----------                     -----------
                                                              -----------                     -----------
  diluted...................................................       5,009                           5,009(11)
                                                              -----------                     -----------
                                                              -----------                     -----------


                                                                PRO FORMA
                                                               AS ADJUSTED
                                                              -------------

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS:
Net revenues................................................    $   8,427
Cost of services............................................        2,869
                                                                   ------
Gross profit................................................        5,558
Operating expenses..........................................        2,692
Management fees.............................................           --
Non-recurring recapitalization costs........................           --
                                                                   ------
Income from operations......................................        2,866
Other income (expense):
Interest income.............................................           41
Interest expense............................................         (381)
                                                                   ------
Income before provision for income taxes....................        2,526
Provision for income taxes..................................        1,086
                                                                   ------
Net income..................................................        1,440
Preferred stock dividends...................................           --
                                                                   ------
Net income available to common stockholders.................    $   1,440
                                                                   ------
                                                                   ------
Net income per common share--
  basic.....................................................    $    0.15(10)
                                                                   ------
                                                                   ------
  diluted...................................................    $    0.15(10)
                                                                   ------
                                                                   ------
Pro forma weighted average common shares outstanding--
  basic.....................................................        9,652(12)
                                                                   ------
                                                                   ------
  diluted...................................................        9,652(12)
                                                                   ------
                                                                   ------


------------------

(SEE ACCOMPANYING NOTES)

        NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS


(1) Represents additional compensation currently payable to our Chief Executive Officer as required under his employment agreement entered into in connection with the June 1998 recapitalization, in excess of actual compensation paid during the respective periods. See
    "Management--Employment, Severance and Non-Competition Agreements."



(2) Represents the elimination of management fees paid to entities affiliated with our founding stockholders. See "Certain Transactions with Related Parties--Management Fees." Prior to the June 1998 recapitalization, our founding stockholders provided significant oversight and strategic advice for which they were compensated through management fees. Three of our founding stockholders no longer provide any such services. During 1998, many of the functions formerly performed by our founding stockholders were transitioned to our senior management team. Moreover, one of our founding stockholders, Mr. Robichaud, has been employed under an employment agreement since June 1998 under which his salary was increased and he is now eligible for an annual bonus.


(3) Represents non-recurring expenses which are directly attributable to the June 1998 recapitalization as follows:


                                                                                         THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                        YEAR ENDED      --------------------
                                                                     DECEMBER 31, 1998    1998       1999
                                                                     -----------------  ---------  ---------
                                                                      (IN THOUSANDS)
Special non-recurring bonuses......................................      $  (1,967)     $      --  $      --
Amortization of deferred compensation..............................            170            102         --
Other non-recurring recapitalization costs.........................            (35)            --         --
                                                                           -------      ---------  ---------
                                                                         $  (1,832)     $     102  $      --
                                                                           -------      ---------  ---------
                                                                           -------      ---------  ---------



(4) Represents the elimination of non-recurring expenses with are directly attributable to this offering as follows:



                                                                                         THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                        YEAR ENDED      --------------------
                                                                     DECEMBER 31, 1998    1998       1999
                                                                     -----------------  ---------  ---------
                                                                      (IN THOUSANDS)
Amortization of deferred compensation..............................      $    (407)     $    (102) $    (102)
                                                                           -------      ---------  ---------
                                                                           -------      ---------  ---------



(5) The interest expense adjustment relating to this offering is as follows:



                                                                                         THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                        YEAR ENDED      --------------------
                                                                     DECEMBER 31, 1998    1998       1999
                                                                     -----------------  ---------  ---------
                                                                      (IN THOUSANDS)
Interest expense relating to the bank term loan using an assumed
  interest rate of 6.75% per annum.................................      $     644      $     453  $     (52)
Interest expense relating to the subordinated debentures computed
  at a fixed rate of 12.0% per annum...............................            510            300         --
Amortization of deferred financing costs relating to borrowings
  under the term loan..............................................             13              8         --
                                                                           -------      ---------  ---------
                                                                         $   1,167      $     761  $     (52)
                                                                           -------      ---------  ---------
                                                                           -------      ---------  ---------

(6) Represents the elimination of interest expense due to the repayment of such debt with the proceeds of this offering as follows:



                                                                                         THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                        YEAR ENDED      --------------------
                                                                     DECEMBER 31, 1998    1998       1999
                                                                     -----------------  ---------  ---------
                                                                      (IN THOUSANDS)
Elimination of interest expense relating to repayment of
  approximately $2.6 million of the term loan......................      $     175      $      43  $      43
Elimination of interest expense relating to repayment of
  subordinated debentures..........................................          1,200            300        300
                                                                           -------      ---------  ---------
                                                                         $   1,375      $     343  $     343
                                                                           -------      ---------  ---------
                                                                           -------      ---------  ---------



(7) We were a subchapter "S" corporation before closing of the June 1998 recapitalization. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes and reflects the income tax effect of the pro forma adjustments related to the June 1998 recapitalization and this offering assuming an effective tax rate of 43.0%.



(8) Represents dividends of 9.0% per annum of the Base Liquidation Amount, or $1,209.56 per share, accrued on the preferred stock.


(9) Represents the elimination of the dividends accrued on the preferred stock due to the redemption of the preferred stock in connection with this offering.

(10) Pro forma net income per common share has been computed by dividing pro forma net income available to common stockholders by the pro forma weighted average shares outstanding.

(11) Pro forma weighted average common shares outstanding assumes that the shares issued and repurchased in connection with the June 1998 recapitalization occurred at the beginning of the period.

(12) Pro forma weighted average shares outstanding assumes that the shares of common stock issued and repurchased in connection with the June 1998 recapitalization occurred at the beginning of the period and further assumes the issuance of 1,000,000 shares of common stock upon the conversion of the series A preferred stock, the issuance of 762,505 shares of common stock upon the exercise of outstanding warrants and the issuance of 4,350,000 shares of common stock issuable in this offering were outstanding at the beginning of the period indicated.

                                                                                       MARCH 31, 1999
                                                                        --------------------------------------------
                                                                                        ADJUSTMENTS
                                                                                       RELATED TO THE     PRO FORMA
                                                                         ACTUAL           OFFERING       AS ADJUSTED
                                                                        --------      ---------------   ------------
                                                                                       (IN THOUSANDS)
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET DATA:
ASSETS
Current assets:
  Cash and cash equivalents...........................................  $  4,079        $ 47,746(1)       $  4,079
                                                                                           3,523(2)
                                                                                         (51,269)(5)
  Accounts receivable, net of allowances for placement fall-offs and
    doubtful accounts.................................................     3,302              --             3,302
  Prepaid expenses and other current assets...........................       202              --               202
                                                                        --------     --------------      -----------
  Total current assets................................................     7,583              --             7,583
Property, plant and equipment.........................................     1,139                             1,139
Deferred costs........................................................       712            (712)(6)            --
Debt issuance costs...................................................       134              --               134
                                                                        --------     --------------      -----------
Total.................................................................  $  9,568        $   (712)         $  8,856
                                                                        --------     --------------      -----------
                                                                        --------     --------------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current portion of term loan........................................  $  4,002        $     --          $  4,002
  Accounts payable....................................................       708              --               708
  Accrued expenses....................................................     2,680            (712)(6)         1,968
  Deferred income taxes...............................................        25              --                25
                                                                        --------     --------------      -----------
  Total current liabilities...........................................     7,415            (712)            6,703
Term loan.............................................................    20,498          (2,587)(5)        17,911
Subordinated debentures...............................................    10,000         (10,000)(5)            --
Deferred income taxes.................................................       550              --               550
                                                                        --------     --------------      -----------
  Total liabilities...................................................    38,463         (13,299)           25,164
                                                                        --------     --------------      -----------
                                                                                          (4,200)(3)
                                                                                          16,917(4)
Series A Convertible Preferred Stock..................................    25,965         (38,682)(5)            --
                                                                        --------     --------------      -----------
Series B Convertible Preferred Stock..................................        --              --                --
                                                                        --------     --------------      -----------
Common stockholders' equity (deficiency):
  Common stock........................................................        35              44(1)             97
                                                                                               8(2)
                                                                                              10(3)
  Additional paid-in capital..........................................     5,052          47,702(1)         43,542
                                                                                           3,515(2)
                                                                                           4,190(3)
                                                                                         (16,917)(4)
  Deferred compensation...............................................      (882)            882(7)             --
  Note receivable from officer and stockholder........................      (166)             --              (166)
  Accumulated deficit.................................................   (58,899)           (882)(7)       (59,781)
                                                                        --------     --------------      -----------
  Total common stockholders' equity (deficiency)......................   (54,860)         38,552           (16,308)
                                                                        --------     --------------      -----------
Total.................................................................  $  9,568        $   (712)         $  8,856
                                                                        --------     --------------      -----------
                                                                        --------     --------------      -----------


--------------------------


(1) Represents the issuance of 4,350,000 shares of common stock in connection with this offering at an assumed offering price of $12.00 per share, less expenses directly relating to this offering.



(2) Represents the exercise of warrants to purchase 762,605 shares of common stock at an exercise price of $4.62 per share.



(3) Represents the issuance of 1,000,000 shares of common stock upon the redemption of the series A preferred stock. Prior to the redemption of the series A preferred stock, we will reduce the carrying value of the series A preferred stock by $4.2 million, which represents the fair value allocation of the cash proceeds received at issuance attributable to the 1,000,000 shares of common stock, and increase common stock and additional paid-in capital.

(4) Represents the redemption premium associated with our preferred stock. The redemption premium is the difference between the aggregate redemption payment of approximately $36.5 million, which the Summit investors are entitled to receive upon the closing of this offering, and the carrying amount of the series A preferred stock at the offering date (before accrued and unpaid dividends of approximately $2.2 million at March 31, 1999). Prior to the redemption of the series A preferred stock, we will reduce the carrying value of the series A preferred stock by $4.2 million, which represents the fair value allocation of the cash proceeds received at issuance attributable to the 1,000,000 shares of common stock (see pro forma adjustment (3)).



(5) Represents the application of the net proceeds of this offering and from the exercise of the warrant to repay the outstanding subordinated debentures, to repay approximately $2.6 of the $24.5 million of the principal amount of our senior bank debt and to redeem our preferred stock.



(6) Represents deferred costs associated with this offering which will be charged against additional paid-in capital upon the effective date of this offering.



(7) Represents the amortization of deferred compensation relating to the acceleration of vesting of restricted common stock as a result of this offering.

                            SELECTED FINANCIAL DATA


    The following selected financial data for the three months ended March 31, 1998 and 1999 are derived from our unaudited financial statements and the notes to those statements included elsewhere in this prospectus. In the opinion of our management, our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of only normal recurring adjustments, and adjustments necessary to record the recapitalization discussed in note 1 to our financial statements included elsewhere in this prospectus, necessary for a fair presentation of our financial condition and results of operations for such periods. Prior to 1995, our founding stockholders conducted operations through several loosely affiliated predecessor entities. On January 1, 1995, we reorganized into one corporation by purchasing these predecessor entities. The selected financial data at December 31, 1994 and for the year ended December 31, 1994 reflects the operations of our predecessor entities and are derived from unaudited combined financial statements of these predecessor entities and the notes to those statements which are not included in this prospectus. Net income per common share and weighted average common shares outstanding for the year ended December 31, 1994 have not been presented because such information is not meaningful. The selected financial data at December 31, 1995 and 1996 and for the year ended December 31, 1995 have been derived from our audited financial statements and the notes to those statements which are not included in this prospectus. The selected financial data at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 have been derived from our audited financial statements and the notes to those statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited financial statements and the notes to those statements and the other financial data included elsewhere in this prospectus.


                                                                                                                           THREE
                                                                                                                          MONTHS
                                                                                                                           ENDED
                                                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                                  -----------------------------------------------------  ---------
                                                                    1994       1995       1996       1997       1998       1998
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                                    AND SELECTED OPERATING DATA)
STATEMENTS OF OPERATIONS DATA:
Net revenues....................................................  $   3,791  $   6,592  $  10,614  $  19,187  $  28,804  $   5,879
Cost of services................................................      1,598      2,951      3,742      6,426      9,849      2,081
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit....................................................      2,193      3,641      6,872     12,761     18,955      3,798
Operating expenses..............................................        993      1,925      2,460      4,655      8,305      1,749
Management fees(1)..............................................        435         32      3,719      7,620      2,869      1,533
Non-recurring recapitalization costs(2).........................         --         --         --         --      2,239         --
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations..........................................        765      1,684        693        486      5,542        516
Other income (expense):
Interest income.................................................         --         23         85         38        108         18
Interest expense................................................         (5)       (15)       (23)       (11)    (1,856)        --
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes........................        760      1,692        755        513      3,794        534
Provision for income taxes......................................         --         26         23         62      1,935         --
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net income......................................................        760      1,666        732        451      1,859        534
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Preferred stock dividends.......................................         --         --         --         --      1,553         --
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net income available to common stockholders.....................  $     760  $   1,666  $     732  $     451  $     306  $     534
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net income per common share
  basic.........................................................             $    0.33  $    0.15  $    0.09  $    0.07  $    0.11
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
  diluted.......................................................             $    0.33  $    0.15  $    0.09  $    0.06  $    0.11
                                                                             ---------  ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------  ---------
Weighted average common shares outstanding
  basic.........................................................                 5,000      5,000      5,000      4,158      5,000
  diluted.......................................................                 5,000      5,000      5,000      4,734      5,000
Pro forma provision for income taxes(3).........................  $     326  $     745  $     355  $     270  $   1,669  $     235
Pro forma net income............................................        434        947        400        243      2,125        299
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income available to common stockholders...........  $     434  $     947  $     400  $     243  $     610  $     299
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
"S" corporation distributions...................................  $      --  $      --  $      --  $      --  $     929  $      --
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
Number of practice groups at end of period......................          9         11         18         20         33         27
Number of placement transactions................................        382        601        934      1,582      2,181        462

BALANCE SHEET DATA:
Net working capital.............................................  $     627  $   1,482  $   2,129  $   2,288  $     703  $   2,710
Total assets....................................................        998      2,072      2,852      3,780      8,348      4,520
Total debt (including current debt).............................        118         90         52         10     35,200          6
Series A convertible preferred stock............................         --         --         --         --     25,299         --
Common stockholders' equity (deficiency)........................  $     749  $   1,665  $   2,397  $   2,848  $ (55,419) $   3,382


                                                                    1999
                                                                  ---------

STATEMENTS OF OPERATIONS DATA:
Net revenues....................................................  $   8,427
Cost of services................................................      2,869
                                                                  ---------
Gross profit....................................................      5,558
Operating expenses..............................................      2,692
Management fees(1)..............................................         --
Non-recurring recapitalization costs(2).........................        102
                                                                  ---------
Income from operations..........................................      2,764
Other income (expense):
Interest income.................................................         41
Interest expense................................................       (776)
                                                                  ---------
Income before provision for income taxes........................      2,029
Provision for income taxes......................................        900
                                                                  ---------
Net income......................................................      1,129
                                                                  ---------
Preferred stock dividends.......................................        666
                                                                  ---------
Net income available to common stockholders.....................  $     463
                                                                  ---------
                                                                  ---------
Net income per common share
  basic.........................................................  $    0.13
                                                                  ---------
                                                                  ---------
  diluted.......................................................  $    0.09
                                                                  ---------
                                                                  ---------
Weighted average common shares outstanding
  basic.........................................................      3,540
  diluted.......................................................      5,009
Pro forma provision for income taxes(3).........................  $     900
Pro forma net income............................................      1,129
                                                                  ---------
                                                                  ---------
Pro forma net income available to common stockholders...........  $     463
                                                                  ---------
                                                                  ---------
"S" corporation distributions...................................  $      --
                                                                  ---------
                                                                  ---------
SELECTED OPERATING DATA:
Number of practice groups at end of period......................         39
Number of placement transactions................................        590
BALANCE SHEET DATA:
Net working capital.............................................  $     168
Total assets....................................................      9,568
Total debt (including current debt).............................     34,500
Series A convertible preferred stock............................     25,965
Common stockholders' equity (deficiency)........................  $ (54,860)


------------------

(FOOTNOTES ON NEXT PAGE)

----------------


(1) Represents management fees paid to entities affiliated with our founders in connection with the management of our business. In connection with the June 1998 recapitalization, we ceased paying management fees. See "Certain Transactions with Related Parties--Management Fees."



(2) Represents costs associated with the June 1998 recapitalization, primarily one-time special compensation bonuses paid to senior management.


(3) Before June 4, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the June 1998 recapitalization, we terminated our subchapter "S" corporation status and, accordingly, became subject to federal and state income taxes. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW



    We have experienced 64% annualized compound revenue growth between 1995 and 1998. In 1998, we completed 2,181 placement transactions, as compared to 601 placement transactions in 1995. In the three months ended March 31, 1999 we completed 590 placement transactions, as compared to 462 for the three months ended March 31, 1998. The principal factor driving this growth has been the establishment of new practice groups, both in existing and new offices. Changes in the average annual compensation rate of candidates placed and in the average contracted placement fee as a percentage of such compensation have historically not contributed significantly to the rate of growth in net revenues. Between late 1994 and April 30, 1999, we established 32 new practice groups, including practice groups in 12 offices opened during this period. In the four years ended December 31, 1998, net revenues per practice group increased by 75%, primarily as a result of the maturation of practice groups, which further contributed to the growth in net revenues. However, as a result of our method of forming new practice groups with experienced placement professionals taken from existing practice groups, we anticipate that we will not experience continued growth in annualized revenue per practice group but will rather derive additional revenue principally through the successful establishment of new practice groups and offices. While we intend to expand operations by adding practice groups at existing offices, opening new offices in existing geographic markets and entering new markets, there can be no assurance that we will be successful in growing in this manner. We recognize revenue upon a candidate's employment start date, net of a provision for anticipated refunds based on historical refund rates. See "Risk Factors--Our rapid growth could strain our financial management and other resources;" "--Our failure to successfully implement our office expansion strategy could adversely affect our business and the market price of our common stock;" and "--Our business could be materially adversely affected by economic downturns."



    In general, the least expensive method of opening a new practice group is to expand the number of practice groups in an existing office from two to three. In such cases, we incur relatively small capital expenditures and only a modest investment in working capital. However, the productivity of existing groups may decline because experienced placement professionals are transferred from existing practice groups into the newly formed groups. When opening a new office, we have generally invested less than $250,000 in capital expenditures and working capital and have incurred operating losses over the first several months. Typically, we have achieved operating profitability at our newly opened offices within one year or less of opening the office. As a result of our growth strategy, we may in the future experience quarterly fluctuations in our results of operations. See "--Selected Quarterly Data" and "Risk Factors--We are subject to many factors specific to our industry and business model that may cause our quarterly results to fluctuate and any such fluctuations could cause the market price of our common stock to fall."



    Our employer customer base has historically been very diversified. No one customer represented more than five percent of net revenues for the years ended December 31, 1997 or 1998 or for the three months ended March 31, 1999. However, our business has historically been concentrated in the financial services industry, the technology industry and the telecommunications industry, reflecting our presence in Atlanta, Boston, New York City and several cities in California. In the years ended

December 31, 1997 and 1998 and in the three months ended March 31, 1999, placements in these three industries collectively represented in excess of 50% of net revenues and placements for such periods, and financial services and related industries accounted for a majority of such portions of net revenues and placements for such periods.



    For the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1999, the single largest cost item was compensation expense, which represented approximately 67% and 69% of total expenses, respectively, excluding management fees and non-recurring charges. A substantial portion of compensation expense is commission based and varies directly with net revenues. Commissions are accrued upon a placed candidate's start date, but are paid to the placement counselor only upon actual receipt of payment from the candidate's employer. Cost of services consists of salaries and commissions of personnel whose day to day activity is providing placement services in one of our practice groups.


    Operating expenses include:

    - compensation expense of executive management and administrative personnel;

    - facility costs, including rent, office costs, communications, and depreciation and amortization;

    - advertising costs; and

    - general and administrative costs.

A substantial portion of our operating expenses are relatively fixed as of the beginning of any period. As a result, our failure to achieve anticipated placement transaction volume, particularly from any newly formed groups, would have a disproportionate impact on the results of operations during any such period. Our operating expenses as a percentage of net revenues may increase over time as we open new offices, enhance our information technology infrastructure and expand our senior management team.


    From inception until the time of the leveraged recapitalization in June 1998, we compensated our founding stockholders, Rachel C. Burnett, John J. Devine, Alan P. Matthews and Michael C. Robichaud, for oversight and strategic advice principally through management fees paid to affiliates of our founding stockholders. In 1997 and 1998, we paid management fees of approximately $7.6 million and $2.9 million, respectively. At the time of the recapitalization, we ceased making payments of management fees, entered into an employment agreement with Mr. Robichaud, our Chief Executive Officer. In addition, in 1998, many of the functions previously performed by our founding stockholders were transitioned to our senior management team. See "Certain Transactions with Related Parties-- Management Fees;" "Unaudited Pro Forma Condensed Financial Data" and "Management-- Employment, Severance and Non-Competition Agreements."


    The founders commenced their placement business operations in 1989 with the establishment of an office in Boston. Between 1989 and 1994, the founders conducted operations through several loosely affiliated predecessor entities with additional offices in New York and Los Angeles. In January 1995, we consolidated our operations into one legal entity. While each of the founders has served Stride and its predecessors in various capacities since 1989, Mr. Robichaud has been the only founder involved in the day-to-day operations of Stride since March 1996.


    During the period beginning October 7, 1994 through June 3, 1998, we elected to be treated as a subchapter "S" corporation. During that period, all of our outstanding common stock was owned by our founding stockholders. On June 4, 1998, we effected a leveraged recapitalization with a group of investment funds affiliated with Summit Partners, LLC in which the funds purchased subordinated debentures, shares of series A convertible preferred stock, shares of common stock and warrants. At that time, we also borrowed $26.0 million in senior bank debt. The proceeds from the investment by the Summit investors and the senior bank debt were used principally to fund the redemption of approximately 60% of the common stock owned by the founders for an aggregate redemption price of approximately $63.8 million. We accounted for the transaction using the leveraged recapitalization accounting convention. As a result of the recapitalization, we incurred non-recurring recapitalization costs totaling approximately $2.2 million in 1998, consisting principally of one-time bonus awards to senior management. See "Certain Transactions with Related Parties--Recapitalization."



    Upon consummation of the recapitalization, we terminated our subchapter "S" corporation election, and, effective June 4, 1998, we became obligated to pay federal and state income taxes as a subchapter "C" corporation. We currently estimate our combined effective income tax rate will approximate 43% of taxable income in 1999.



    In connection with the sale of shares of common stock in the offering and the use of the net proceeds therefrom as described in "Use of Proceeds," we expect to incur a non-recurring charge to earnings of $17.8 million, consisting of (a) approximately $16.9 million in connection with the redemption of shares of the preferred stock and the related issuance of 1,000,000 shares of common stock and (b) deferred compensation charges, which would equal $882,000 as of March 31, 1999, related to the acceleration of vesting of restricted common stock as a result of the offering. See "Use of Proceeds" and "Certain Transactions with Related Parties."


RESULTS OF OPERATIONS


    The following table sets forth the percentages of net revenues represented by specific items reflected in the statement of operations. The information that follows should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus.



                                                                      PERCENTAGE OF REVENUES
                                                       -----------------------------------------------------
                                                                                         THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,           MARCH 31,
                                                       -------------------------------  --------------------
                                                         1996       1997       1998       1998       1999
                                                       ---------  ---------  ---------  ---------  ---------
Net revenues.........................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of services.....................................       35.3       33.5       34.2       35.4       34.0
                                                       ---------  ---------  ---------  ---------  ---------
Gross profit.........................................       64.7       66.5       65.8       64.6       66.0
Operating expenses...................................       23.2       24.3       28.8       29.7       31.9
Management fees(1)...................................       35.0       39.7       10.0       26.1         --
Non-recurring recapitalization costs.................         --         --        7.8         --        1.2
                                                       ---------  ---------  ---------  ---------  ---------
Income from operations...............................        6.5        2.5       19.2        8.8       32.9
Other income (expense):
  Interest income....................................        0.8        0.2        0.4        0.3        0.5
  Interest expense...................................       (0.2)       0.0       (6.4)        --       (9.2)
                                                       ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes.............        7.1%       2.7%      13.2%       9.1%      24.2%


--------------


(1) Represents management fees paid to entities affiliated with our founders in connection with the management of our business. In connection with the recapitalization, we ceased paying management fees. See "Certain Transactions with Related Parties--Management Fees."



COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998



NET REVENUES



    Net revenues increased by $2.5 million, or 43.3%, to $8.4 million in the three months ended March 31, 1999, from $5.9 million in the three months ended March 31, 1998. The increase resulted principally from an increase in the overall number of placement transactions. Growth in the number of placement transactions reflected the establishment of 12 new practice groups, increasing the total to 39 as of March 31, 1999, from 27 as of March 31, 1998. Of these additional practice groups, six were established during the three months ended March 31, 1999 in three new offices. In addition, the average fee per placement increased by approximately $1,600, or 12.2%, to approximately $14,300 in the three months ended March 31, 1999, from approximately $12,700 in the three months ended March 31, 1998, reflecting, in part, an increase in the number of candidates receiving higher compensation relative to the total number of candidates placed.



GROSS PROFIT



    Gross profit increased by $1.8 million, or 46.3%, to $5.6 million in the three months ended March 31, 1999, from $3.8 million in the three months ended March 31, 1998. Gross profit as a percentage of net revenues increased to 66.0% in the three months ended March 1999, from 64.6% in the three months ended March 31, 1998. The increase in gross profit as a percentage of net revenues reflects, in part, a faster rate of increase in revenues in new offices as compared to the rate of increase in revenues from new offices in the comparable quarter in 1998.



OPERATING EXPENSES



    Operating expenses increased by $943,000, or 53.9%, to $2.7 million in the three months ended March 31, 1999, from $1.7 million in the three months ended March 1998. Operating expenses as a percent of net revenues increased to 31.9% in the three months ended March 1999, from 29.7% in the three months ended March 31, 1998. The increase resulted principally from an increase in compensation expense related to the expansion of our executive management team in the second half of 1998.



MANAGEMENT FEES--DISCONTINUED AFTER THE RECAPITALIZATION



    Management fees paid during the three months ended March 31, 1998 were $1.5 million. During the second quarter of 1998, we ceased paying management fees. The payment of such management fees should not be relied upon as an indication of future results of operations. See "Unaudited Pro Forma Condensed Financial Data."



NON-RECURRING RECAPITALIZATION COSTS



    Non-recurring recapitalization costs of $102,000 were incurred in the three months ended March 31, 1999, reflecting primarily amortization of deferred compensation relating to restricted common stock awards. See note 9 of notes to our financial statements included elsewhere in this prospectus.



OTHER INCOME--EXPENSE



    Interest income increased by $23,000 to $41,000 in the three months ended March 31, 1999, from $18,000 in the three months ended March 31, 1998. Interest expense was $776,000 in the three months ended March 31, 1999 reflecting the interest on debt obligations incurred in connection with the June 1998 recapitalization. See note 1 of notes to our financial statements included elsewhere in this prospectus.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NET REVENUES

    Net revenues increased by $9.6 million, or 50.1%, to $28.8 million in the year ended December 31, 1998, from $19.2 million in the year ended December 31, 1997. This increase resulted principally from an increase in the overall number of placement transactions. Growth in the number of placement transactions reflected the establishment of 13 new practice groups, increasing the total to 33 as of December 31, 1998, from 20 as of December 31, 1997. Of these additional practice groups, five were established at existing offices and eight were established in connection with the opening of three new offices in January 1998. In addition, the average fee per placement increased by $1,100, or 9.1%, to approximately $13,200 in the year ended December 31, 1998, from approximately $12,100 in the year ended December 31, 1997, reflecting, in part, an increase in the number of candidates receiving higher compensation relative to the total number of candidates placed.


GROSS PROFIT

    Gross profit increased by $6.2 million, or 48.5%, to $19.0 million in the year ended December 31, 1998, from $12.8 million in the year ended December 31, 1997. Gross profit as a percentage of net revenues decreased to 65.8% in the year ended December 31, 1998, from 66.5% in the year ended December 31, 1997. The decline in gross profit as a percentage of net revenues reflects the addition of 13 new practice groups during 1998 and the impact on gross margin associated with the lower initial productivity of these new practice groups, as well as the disruption to existing practice groups from the transfer of experienced placement counselors from existing to new practice groups.

OPERATING EXPENSES


    Operating expenses increased by $3.6 million, or 78.4%, to $8.3 million in the year ended December 31, 1998, from $4.7 million in the year ended December 31, 1997. Operating expenses as a percentage of net revenues increased to 28.8% in the year ended December 31, 1998, from 24.3% in the year ended December 31, 1997. The increase resulted principally from an increase in compensation expense related to the expansion of our executive management team in 1998. To a lesser degree, the increase also reflects higher advertising and recruiting costs as a percentage of net revenues.


MANAGEMENT FEES--DISCONTINUED AFTER THE RECAPITALIZATION


    Management fees paid decreased by $4.8 million, or 62.3%, to $2.9 million in the year ended December 31, 1998 from $7.6 million in the year ended December 31, 1997 because we ceased paying management fees in the second quarter of 1998. The payment of such management fees should not be relied upon as an indication of future results of operations. The management fees were paid to affiliates of our founding stockholders in return for the provision of strategic advice, as well as their oversight of our operations prior to the June 1998 recapitalization. See "Unaudited Pro Forma Condensed Financial Data."


NON-RECURRING RECAPITALIZATION COSTS

    Non-recurring recapitalization costs of $2.2 million were incurred in the year ended December 31, 1998, reflecting primarily one-time bonus awards to senior management. See note 11 of notes to our financial statements included elsewhere in this prospectus.

OTHER INCOME--EXPENSE

    Interest income increased by $70,000 to $108,000 in the year ended December 31, 1998, from $38,000 in the year ended December 31, 1997. Interest expense increased to $1.9 million in the year ended December 31, 1998, from $11,000 in the year ended December 31, 1997. This increase reflected the interest on debt obligations incurred in connection with the June 1998 recapitalization. See note 1 of notes to our financial statements included elsewhere in this prospectus.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

NET REVENUES


    Net revenues increased by $8.6 million, or 80.8%, to $19.2 million in the year ended December 31, 1997 from $10.6 million in the year ended December 31, 1996. This increase resulted principally from an increase in the overall number of placement transactions. This growth in the number of placement transactions reflects the addition of two new practice groups in 1997, increasing the total number of practice groups to 20 as of December 31, 1997, from 18 as of December 31, 1996, and an increase in the productivity of the four practice groups established in the fourth quarter of 1996. The two practice groups added in 1997 were established in connection with the opening of one new office. The average productivity of our practice groups also improved in 1997, reflecting the maturation of three offices opened in 1996. In addition, the average fee per placement increased by approximately $700, or 6.1%, to approximately $12,100 in the year ended December 31, 1997, from approximately $11,400 in the year ended December 31, 1996, reflecting, in part, an increase in the number of candidates receiving higher compensation relative to the total number of candidates placed.


GROSS PROFIT

    Gross profit increased by $5.9 million, or 85.7%, to $12.8 million in the year ended December 31, 1997, from $6.9 million in the year ended December 31, 1996. Gross profit as percentage of net revenues increased to 66.5% in 1997 from 64.7% in 1996. The increase in gross profit reflects the increased profitability of two new offices opened in late 1996 and the return to higher profitability of practice groups from which experienced placement counselors had been transferred to staff new groups.

OPERATING EXPENSES

    Operating expenses increased by $2.2 million, or 89.2%, to $4.7 million in the year ended December 31, 1997, from $2.5 million in the year ended December 31, 1996. Operating expenses as a percentage of net revenues increased to 24.3% in the year ended December 31, 1997, from 23.2% in the year ended December 31, 1996. The increase in operating expenses was due primarily to additional hiring in our finance department, expansion of senior management and increases in facility costs, including rent, office costs, communications, depreciation and amortization, advertising costs and general and administrative costs associated with the opening of new offices.

MANAGEMENT FEES--DISCONTINUED AFTER THE RECAPITALIZATION

    Management fees paid increased $3.9 million to $7.6 million in the year ended December 31, 1997, from $3.7 million in the year ended December 31, 1996. The payment of such management fees should not be relied upon as an indication of the results of operations for any future period. See "Unaudited Pro Forma Condensed Financial Data."

OTHER INCOME--EXPENSE

    Interest income decreased by $47,000 to $38,000 in the year ended December 31, 1997, from $85,000 in the year ended December 31, 1996. Interest expense decreased by $12,000 to $11,000 in the year ended December 31, 1997, from $23,000 in the year ended December 31, 1996.


SELECTED UNAUDITED HISTORICAL QUARTERLY FINANCIAL DATA



    The following table sets forth unaudited quarterly operating results for each of our last eight quarters, as well as a subset of such data expressed as a percentage of net revenues for the periods indicated. This information has been prepared by us on a basis consistent with our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of results of operations for any future period. This information should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus. We have historically experienced and expect to experience in the future, fluctuations in quarterly operating results as a result of our growth model, including factors such as the timing of the opening of new offices and the establishment of new practice groups, the length of time required for new offices and practice groups to become fully productive, the adverse impact of the transfer of experienced employees from existing into new practice groups and economic and competitive changes impacting the availability of, demand for and compensation levels of information technology professionals.

                                                                               QUARTER ENDED
                                                    --------------------------------------------------------------------
                                                     JUNE 30,    SEPTEMBER 30,   DECEMBER 31,    MARCH 31,    JUNE 30,
                                                       1997           1997           1997          1998         1998
                                                    -----------  --------------  -------------  -----------  -----------
                                                                               (IN THOUSANDS)
Net revenues......................................   $   4,554     $    5,178      $   5,155     $   5,879    $   7,261
                                                    -----------       -------    -------------  -----------  -----------
Gross profit......................................       3,158          3,407          3,306         3,798        4,864
Operating expenses................................       1,194          1,241          1,129         1,749        2,050
Management fees...................................       1,474          2,402          3,247         1,533        1,336
Non-recurring recapitalization costs..............          --             --             --            --        2,035
                                                    -----------       -------    -------------  -----------  -----------
Income (loss) from operations.....................   $     490     $     (236)     $  (1,070)    $     516    $    (557)
                                                    -----------       -------    -------------  -----------  -----------
                                                    -----------       -------    -------------  -----------  -----------

                                                                      AS A PERCENTAGE OF NET REVENUES
                                                    --------------------------------------------------------------------
Net revenues......................................       100.0%         100.0%         100.0%        100.0%       100.0%
                                                    -----------       -------    -------------  -----------  -----------
Gross profit......................................        69.3           65.8           64.1          64.6         67.0
Operating expenses................................        26.2           24.0           21.9          29.7         28.2
Management fees...................................        32.4           46.4           63.0          26.1         18.4
Nonrecurring recapitalization costs...............         0.0            0.0            0.0           0.0         28.0
                                                    -----------       -------    -------------  -----------  -----------
Income (loss) from operations.....................        10.8%          (4.6)%        (20.8  )%        8.8%       (7.7)%
                                                    -----------       -------    -------------  -----------  -----------
                                                    -----------       -------    -------------  -----------  -----------


                                                    SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                                         1998           1998          1999
                                                    --------------  -------------  -----------

Net revenues......................................    $    7,954      $   7,710     $   8,427
                                                         -------    -------------  -----------
Gross profit......................................         5,270          5,023         5,558
Operating expenses................................         1,984          2,522         2,692
Management fees...................................            --             --            --
Non-recurring recapitalization costs..............           102            102           102
                                                         -------    -------------  -----------
Income (loss) from operations.....................    $    3,184      $   2,399     $   2,764
                                                         -------    -------------  -----------
                                                         -------    -------------  -----------

Net revenues......................................         100.0%         100.0%        100.0%
                                                         -------    -------------  -----------
Gross profit......................................          66.3           65.1          66.0
Operating expenses................................          24.9           32.7          31.9
Management fees...................................           0.0            0.0            --
Nonrecurring recapitalization costs...............           1.3            1.3           1.2
                                                         -------    -------------  -----------
Income (loss) from operations.....................          40.0%          31.1%         32.9%
                                                         -------    -------------  -----------
                                                         -------    -------------  -----------


Operating expenses as a percentage of net revenue as shown in the table above increased to 32.7% in the quarter ended December 31, 1998 from 24.9% in the quarter ended September 30, 1998. This increase principally came from the expense of holiday bonuses and gifts to all of our employees, an increase in advertising spending and development costs for the creation of our Web site and official logos. We have in the past experienced seasonal fluctuations in revenue in the fourth quarter due primarily to the fewer number of business days and the holiday periods occurring in that quarter.


LIQUIDITY AND CAPITAL RESOURCES



    We have historically funded our business through cash provided by operations. We had cash and cash equivalents of approximately $4.1 million at March 31, 1999. Although we believe that cash generated from operations will be sufficient to meet our anticipated cash requirements, including scheduled debt repayments and anticipated capital expenditures, for at least the next 12 months, we may in the future require additional funds to meet our cash requirements and successfully execute on our business model beyond that 12-month period. We may be required to raise additional funds through sales of equity or debt securities or seek additional financing from financing institutions. There can be no assurance, however, that financing will be available to us on favorable terms or, if obtained, will be sufficient for our needs.



    For the three months ended March 31, 1999, the major use of cash generated by operations was to fund investing and financing activities. For the three months ended March 31, 1998 and for the years ended December 31, 1997 and 1996, the major use of cash generated by operations was to fund management fees. For the year ended December 31, 1998, the major use of cash generated by operations was to fund both management fees and non-recurring recapitalization costs. We ceased paying management fees in the second quarter of 1998. See "--Comparison of the Three Months Ended March 31, 1999 and 1998--Management Fees--Discontinued after the Recapitalization", "--Comparison of the Years Ended December 31, 1998 and 1997--Management Fees--Discontinued after the Recapitalization" and "--Comparison of the Years Ended December 31, 1997 and 1996--Management Fees--Discontinued after the Recapitalization."



    Cash provided by operating activities in the three months ended March 31, 1999 and 1998 and in the years ended December 31, 1998, 1997 and 1996 was approximately $1.7 million, $898,000, $4.0 million, $556,000 and $441,000, respectively. Cash provided by operating activities in the three months ended March 31, 1999 was generated primarily by net income, as adjusted primarily by an increase in accounts payable of $312,000 and an increase in accrued expenses of $528,000, offset primarily by an increase in accounts receivable of $574,000. Cash provided by operating activities in the three months ended March 31, 1998 was generated primarily by net income. Cash provided by operating activities in the year ended December 31, 1998 was generated primarily by net income adjusted primarily by an increase in accrued expenses of $1.3 million, offset primarily by an increase in accounts receivable of $678,000. Cash from operating activities in the year ended December 31, 1997 was generated primarily by net income as adjusted by an increase in accrued expenses of $562,000, offset primarily by an increase in accounts receivable of $676,000. Cash from operating activities in the year ended December 31, 1996 was generated primarily by net income, offset primarily by an increase in accounts receivable of $377,000.



    Cash used in investing activities for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996 was $393,000, $168,000, $529,000, $463,000 and $152,000, respectively. Cash used was for the purchase of property and equipment, and we expect to continue to invest in fixtures and equipment in the ordinary course of business, including expenditures in connection with the opening of new offices and the upgrading of computer equipment and networking in existing offices.



    Cash (used in) provided by financing activities for the three months ended March 31, 1999 and 1998 and for the years ended December 31, 1998, 1997 and 1996 was $(947,000), $0, ($490,000), $640,000 and ($286,000), respectively. Cash used in financing activities in the three months ended March 31, 1999 was due primarily to the repayment of debt of $700,000 and an increase in deferred costs of $247,000. Cash provided by financing activities in the year ended December 31, 1998 was due primarily to the net recapitalization and redemption and purchase of founding stockholders' common stock of approximately $1.7 million net of direct costs, as offset by an increase in deferred costs of $465,000, the repayment of principal of $800,000 of senior debt and the payment of S corporation distributions of $929,000. Cash provided by financing activities in the year ended December 31, 1997 was due primarily to the repayment of loans by the founding stockholders to us. Cash used by financing activities in the year ended December 31, 1996 was due primarily to loans made to the founders.

    The following table compares operating income, before management fees and non-recurring recapitalization costs, to the cash flows generated from operating income before management fees, non-recurring recapitalization costs and non-operating expenses.


                                                                                                THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1996       1997       1998       1998       1999
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Income from operations......................................  $     693  $     486  $   5,542  $     516  $   2,764
Management fees.............................................      3,719      7,620      2,869      1,533         --
Non-recurring recapitalization costs........................         --         --      2,239         --        102
                                                              ---------  ---------  ---------  ---------  ---------
Operating income--before management fees and non-recurring
  recapitalization costs....................................  $   4,412  $   8,106  $  10,650  $   2,049  $   2,866
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities...................  $     441  $     556  $   3,966  $     898  $   1,736
Add back (deduct):
  Management fees...........................................      3,719      7,620      2,869      1,533         --
  Cash paid for special non-recurring bonuses...............         --         --      1,967         --         --
  Cash paid for other non-recurring recapitalization
    costs...................................................         --         --         35         --         --
    Interest paid...........................................         23         11      1,837         --        768
    Interest income received................................        (85)       (38)      (108)       (18)       (41)
    Income tax paid.........................................         48         62      1,347         --         10
                                                              ---------  ---------  ---------  ---------  ---------
Cash generated by operating income--before management fees,
  non-recurring recapitalization costs and other
  non-operating expenses....................................  $   4,146  $   8,211  $  11,913  $   2,413  $   2,473
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------



    We expect to use substantially all of the net proceeds from the offering to redeem outstanding shares of preferred stock and repay our outstanding subordinated debentures and repay with any remaining net proceeds a portion, but not less than $2.0 million, of the $25.2 million of senior bank debt. As such, the senior bank debt will remain in place after the completion of the offering and until the term loan matures and the revolving debt loan expires on June 4, 2003. See "Risks Factors--We will incur non-recurring charges as a result of this offering" and "--The proceeds from this offering will benefit our existing stockholders and will not be available to the fund working capital or capital expenditures;" "Description of Indebtedness;" and "Certain Transactions With Related Parties-- Recapitalization."


    Management does not expect that the effect of inflation on the average candidate compensation level and associated average placement fee will be greater for us than for our competitors.


INTEREST RATE RISK



    We have variable interest rate exposure under our senior bank debt agreements, which we mitigate by utilizing derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.



    We entered into an interest rate collar agreement on August 4, 1998, covering a notional amount of $13.0 million of our outstanding senior debt, to reduce our exposure to market risks from changes in interest rates. The interest rate collar agreement expires on August 4, 2000. Under the interest rate collar agreement, if during any period the floating interest rate on our senior debt exceeds the cap rate under the interest rate collar agreement, which is currently 7.75 percent, our bank will pay us the difference between the two rates for the period. If the floating interest rate on our senior debt during the period is less than the floor rate under the interest rate collar agreement, which is currently 7.38 percent, we will pay our bank the difference between the two rates for the period. If the floating interest rate is equal to or between the floor rate and the cap rate during the period, neither we nor our bank will be required to make any payment. Payments under the interest rate collar agreement are to be made on the last business day of March, June, September and December in each year. We record income or expense under the interest rate collar agreement as a component of interest expense on our statement of income.



    The interest rate collar agreement carrying value is $0. As of December 31, 1998 the interest rate collar agreement had a fair value liability of approximately $125,000. The fair value liability of the interest rate collar was calculated on the assumption that the underlying LIBOR rates will continue to decrease through the remaining term of the agreement. As such, our obligation to make payments under the terms of the interest rate collar agreement will be largely offset by the impact of lower LIBOR rates on the balance outstanding under our senior bank debt agreements. See "Description of Indebtedness."


THE YEAR 2000 ISSUE

INTRODUCTION

    The term "Year 2000" issue is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems arise from hardware and software unable to distinguish dates in the "2000's" from dates in the "1900's" and from other sources such as the use of special codes and conventions in software that make use of a date field.

OUR STATE OF READINESS

    Being a provider of employment services, we do not furnish any of our customers with date-sensitive devices or computer based services. Consequently, we believe that we have no need to make any changes to its business practices in response to the Year 2000 issue.


    We do not rely on electronic interaction with customers or vendors. However, we utilize in our day-to-day operations software, consisting principally of an off-the-shelf accounting package and an internally customized billing system developed in Lotus Notes-Registered Trademark-. This software has run on a personal computer-based network since 1994 and has been upgraded as needed since then.


    We have undertaken an assessment of our vulnerability to the Year 2000 issue with respect to our internal software. The assessment is based upon communications with the software vendors, literature supplied with the software and preliminary test evaluations of the software. The assessment is expected to be completed, utilizing our existing resources, and is not expected to have a material adverse effect on our financial results.

    We are aware that some of our systems, such as telephone systems, facsimile machines, heating and air conditioning systems, security systems and other non-data processing oriented systems, may include embedded chips which process dates and date sensitive material. Our failure to identify or remedy any embedded chips, either on an individual or an aggregate basis, in systems on which significant business operations depend, such as telephone systems, could have a material adverse impact on our business.

COST TO ADDRESS OUR YEAR 2000 ISSUES

    We are not currently able to estimate the final aggregate cost of addressing the Year 2000 issue because funds may be required as a result of future findings. We do not expect such costs to have a material effect on our business.

RISKS PRESENTED BY YEAR 2000 ISSUES


    We are still in the process of evaluating potential disruptions or complications that might result from Year 2000 related problems. Any long term disruption in the operation of our telephone system or in our ability to place classified advertisements in any of the newspapers in which we advertize, however unlikely, would have a material adverse effect on our business. Any disruption in our accounting software or billing system would not, we believe, have a material adverse effect on our business.



    We believe that the results of our assessment to date indicate that our accounting software is Year 2000 compliant, and based on our preliminary review, that our billing system and the functionality of our telephone system is Year 2000 compliant. We have no knowledge regarding whether the systems of the newspapers in which we place classified advertisements, particularly those systems necessary for us to place such advertisements, are Year 2000 compliant. We intend to continue reviewing the Year 2000 compliance of our billing system. Based on our assessment to date, we believe that the Year 2000 issue is unlikely to have a material impact on our operations. It is possible, however, that we may identify business functions in the future that are specifically at risk of Year 2000 related disruption. The absence of any such determination at this point represents only our current status of evaluating potential Year 2000 related problems and facts presently known to us, and should not be construed to mean that there is no risk of Year 2000 related disruption. Additionally, there can be no assurances that the systems or software of third parties on which we rely will be timely made Year 2000 compliant, and we may be adversely affected by the failure of the systems or software of such a third party to become Year 2000 compliant. We believe that we have a sufficient base of third party product and service suppliers so that if any supplier is unable to deliver products or services due to Year 2000 related problems, alternate sources will be available and that any supply interruption will not be material to operations. There can be no assurances, however, that we would be able to obtain all of our product and service requirements from such alternate sources on terms comparable with that of its current product and service suppliers.


OUR CONTINGENCY PLANS


    In the event that our accounting software or billing system fails as a result of Year 2000 related problems, we will immediately begin to utilize spreadsheet and word processing software known to be Year 2000 compliant to track our revenues and expenses and to create sales invoices. We do not have a contingency plan to address any disruption in the operations of our telephone system or in our ability to place classified advertisements in the newspapers in which we advertise and, based on our assessment to date, we do not believe that any such contingency plan is necessary. In the event of a Year 2000 disruption with respect to other third party suppliers of products and services, we plan to immediately utilize any other available third party suppliers of such products and services.



    Although we have contingency plans for some business risks that might result from Year 2000 related events, there can be no assurance that this plan will cover all risks, and we will continue to evaluate the need for more comprehensive contingency plans for all of our business risks.

                                    BUSINESS



OVERVIEW



    We are a provider of placement services for full-time professional employees in the information technology field. We have placed thousands of professionals in the rapidly growing market for mid-level professionals with information technology skills and now have 41 practice groups in 15 offices. We place candidates on a non-exclusive, contingency basis by using a practice group-based approach that has allowed us to grow rapidly while providing our employees with strong compensation incentives and a performance-driven career advancement path. Our placement transactions increased to 2,181 in 1998 from 601 in 1995, and to 590 for the three months ended March 31, 1999 from 462 for the three months ended March 31, 1998.



INDUSTRY BACKGROUND


    As information technology systems have become more cost-effective, easier to use and more readily available, they have enabled businesses to streamline operations, increase responsiveness to clients and customers, reduce costs and improve profitability. As more and more businesses are rapidly adopting comprehensive information technology solutions, businesses find themselves compelled to develop, deploy and maintain robust information technology solutions that connect an increasing number of end-users across multiple hardware platforms, operating systems, networking and telecommunications protocols and architectures.


    This increasing reliance on information technology systems has created a growing demand for qualified mid-level professionals in the information technology field. Compounding the demand for these professionals are continuous changes brought about by technological advancements coupled with a continuing shortage of professionals skilled in the latest technologies. As a result, these professionals have a broad range of job opportunities available to them and have become increasingly mobile as they seek out higher pay, broader experience and faster career advancement. These factors make it increasingly difficult for businesses to identify, recruit and retain qualified employees as quickly as they require. Nearly 190,000 job openings in the information technology field were unfilled in 1997, which increased to approximately 340,000 unfilled information technology jobs by the first half of 1998, according to a leading industry source.



    Businesses often lack the expertise, resources and contacts necessary to efficiently identify and attract professionals with the desired skills and experience. In response to these challenges, many businesses are turning to placement agencies, professional search firms and professional service companies to obtain qualified personnel rapidly and on a cost-effective basis. The increasing use of placement agencies and professional search firms to satisfy recruiting and hiring requirements also represents part of an overall trend in business to outsource non-core activities to reduce costs and increase efficiency. Worldwide executive search industry revenue has grown at a 20% compound annual growth rate, from approximately $3.8 billion in 1993 to approximately $6.6 billion in 1997, according to a leading industry source.



    Placement agencies and professional search firms are particularly well qualified to meet the growing demand for professionals with information technology skills. Placement agencies and professional search firms can offer employers not only industry contacts, but also access to qualified candidates, expertise in qualifying and judging candidates and experience in understanding skill requirements for open positions. Those placement agencies that specialize in particular industries also benefit from their knowledge of current industry trends, skill requirements and pay scales. Placement agencies and professional search firms therefore can create an efficient selection process, with the result that employers can consider several candidates for an open position, and a candidate can interview with several employers before accepting an offer.

    Placement agencies and professional search firms usually operate under either an exclusive retainer-based model or a non-exclusive contingency-based model. We believe that retainer-based firms, which are paid regardless of whether a search is successful, are not particularly well suited to meet the fast-paced and high turnover market for mid-level professionals in the information technology field. Retained search firms generally work on searches to fill senior executive positions with annual compensation of $150,000 or more. These searches can take a long time to complete and require that the search firm have in-depth knowledge of the employer, its industry and the particular requirements of the open position. Moreover, the exclusive nature of its employer relationships often limit a retained firm's available candidate pool and the job opportunities that it can offer to candidates. As a result, employers tend to engage search firms on a retainer basis only for hard-to-fill executive positions.



    Contingency-based firms, on the other hand, generally conduct searches on a non-exclusive basis for positions with annual compensation of less than $150,000. These firms are paid only upon the successful placement of a candidate. Contingency-based firms are particularly well suited to handle a high volume of hiring activity because contingency firms generally do not enter into exclusive arrangements with employers and are not limited in their ability to approach potential candidates. Due to the high transaction volume in mid-level positions, industry-focused contingency firms are generally better able to rapidly train and develop qualified placement staff, eliminating one of the constraints to growth in high volume markets, such as the market for mid-level employees in the information technology field. We believe that relatively few contingency-based firms have built nationwide practices, resulting in a highly fragmented market. While contingency-based firms accounted for almost two-thirds of the approximately 4,000 search firms which were in business in 1997, the vast majority of them had revenues below $1.0 million, according to a leading industry source. As a result, we believe that a focused contingency-based placement firm can successfully achieve market penetration across multiple metropolitan markets by leveraging a proven business model and expansion plan.


THE STRIDE SOLUTION


    We provide placement services on a non-exclusive, contingency basis targeted toward mid-level professionals in the information technology field seeking full-time employment. Our focus on the mid-level segment of this market and our structured, performance-driven approach to completing placements enables us to quickly and effectively match candidates with the appropriate skills to available job opportunities and thereby serve the needs of both hiring employers and placement candidates. The benefits to employers include our ability to produce for consideration a number of candidates with the skills required for an employer's particular needs, frequently within a matter of days. In addition, we believe that our contingency-based placements are a more cost-effective solution for employers because they only pay for our services if a candidate is hired. Our process also benefits candidates by quickly identifying a range of available job opportunities among multiple employers.



    Our practice groups concentrating on networking and communications placements place professionals capable of providing networking and hardware maintenance support and other related services. Our software development and implementation practice groups focus on professionals with expertise in software tools development and proficiency in a wide range of software languages. Our management information systems practice groups place individuals into positions requiring business data processing and business applications development skills.



    Our compensation structure and emphasis on productivity motivate each of the practice group's counselors to leverage their combined efforts to process as many placement transactions as quickly and effectively as possible. We believe that our use of practice groups is a key factor in our ability to hire, develop and retain highly productive placement professionals. We believe that this trained resource base will provide the professional staff necessary to implement our strategy of rapid growth through the opening of new offices and the establishment of new practice groups within existing offices. In addition, we believe that reproducing our high volume placement strategy in additional markets will allow us to effectively scale our business. The chart below sets forth the total number of candidates placed by us and the number of different employers with which such candidates were placed for the periods presented below:

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                              YEAR ENDED DECEMBER 31,              MARCH 31,
                                                                    --------------------------------------------  -----------
                                                                       1995        1996       1997       1998        1998
                                                                       -----     ---------  ---------  ---------     -----
Number of Placement Transactions..................................         601         934      1,582      2,181         462
Number of Different Employers Served..............................         353         531        856      1,247         349


                                                                       1999
                                                                       -----
Number of Placement Transactions..................................         590
Number of Different Employers Served..............................         469


STRATEGY


    Our business objective is to become the leading provider of permanent placement services in the United States for mid-level employees in the information technology field. The key elements of our business strategy include:



    CONTINUE GROWING BY EXPANDING EXISTING OFFICES AND OPENING NEW OFFICES. We intend to expand our operations aggressively by adding practice groups at existing offices, opening new offices in existing markets and entering new markets. Stride has historically formed a new practice group or opened a new office with experienced placement counselors taken from existing practice groups. Our approach of transitioning experienced employees from existing practice groups to newly established practice groups is designed to maximize the effectiveness of the new practice group while minimizing the disruptive impact on existing practice groups. We believe that this systematic expansion process can reduce both the costs and risks associated with expanding the number of practice groups and provide a career path for successful placement counselors. We increased the number of practice groups to 39 at March 31, 1999 from 18 at December 31, 1996.



    SPECIALIZE IN THE MARKET FOR MID-LEVEL EMPLOYEES WITH INFORMATION TECHNOLOGY SKILLS. We believe that the rapidly growing market for mid-level employees in the information technology field affords an extremely attractive opportunity. Mid-level professionals with these skills have been limited in number and in high demand, command salaries in a range well-suited for contingency placement and often seek positions that employers must fill immediately.



    CONTINUE UTILIZING PRACTICE GROUPS TO COMPLETE PLACEMENTS. We believe that our use of practice groups can result in more efficient placements involving fewer candidate interviews by the hiring companies and the rapid placement of qualified candidates whose skills match the needs of the employers served by us. In each office, our placement counselors are organized into two or three practice groups consisting of one group manager, one senior placement counselor and two to four placement counselors, including trainees. Practice groups handle placements as team transactions, with any member of a group initially identifying either a candidate or hiring company and the team as a whole working to quickly match available candidates and job orders. We believe that this team-based approach provides a rigorous and structured mechanism for training and developing employees and has been a significant factor in our growth as newly trained employees have advanced to more senior positions in conjunction with the establishment of new practice groups within existing offices and the opening of new offices.



    FOSTER PERFORMANCE-DRIVEN CULTURE. The transactional nature of our business model requires a fast-paced working environment with increases in compensation and career advancement based on an individual's and a practice group's performance. Our practice groups are organized to identify job openings rapidly and to promote the quick evaluation and placement of candidates with the available openings. Our placement counselors regularly contact the line managers of employers in the region to determine immediate and future hiring needs. At the same time, each practice group conducts skill-set screening interviews on a daily basis with candidates who have responded to our advertisements or have been referred to us by other professionals. The combination of the flow of evaluated candidates and the direct contact with corporate customer line managers with immediate hiring needs allows a practice group to quickly match available candidates with relevant skills to new job openings. Nearly all of our successfully filled job orders are filled within two to three weeks of the initial contact with the line manager.



    PROVIDE PERFORMANCE-BASED COMPENSATION AND CAREER ADVANCEMENT
OPPORTUNITIES. To motivate our employees and attract new trainees, we provide the opportunity for rapid career advancement and significant increases in compensation. We hire entry-level placement counselors and provide "hands-on" training on an on-going basis in our team-based operating environment. Experienced counselors are promoted in conjunction with the establishment of new practice groups. With each promotion, a counselor takes on an increased level of responsibility for training junior counselors and, at the higher levels, responsibility for the business generated by a practice group, office or district. We believe that our methodology of hiring and training entry-level employees and providing career growth opportunities through practice group and office expansion will enable us to grow while still maintaining the effectiveness and profitability of our existing practice groups.


PLACEMENT SERVICES


    The mid-level professionals placed by us generally have two to three years of experience in the information technology field and typically earn annual salaries ranging from $35,000 to $90,000 a year. We operate on a non-exclusive contingency basis and receive fees from employers based upon a negotiated percentage of the placed candidate's first year salary. Our placement fees typically range between $8,000 and $20,000 and are refundable if a candidate does not remain employed for at least 30 days. In order to maximize market penetration, we operate more than one office in several markets under various names. Our offices within the same market compete with each other for qualified candidates and job orders. We believe that this multiple office strategy has allowed us to target numerous business operations in our markets and address the preferences of hiring managers to choose candidates from multiple sources. The following table lists each of our current offices, together with the name under which it operates and when it was opened.


LOCATION                                     OFFICE NAME                QUARTER OPENED
-----------------------------------  ----------------------------  ------------------------
Atlanta, GA                          Atlantis Partners             First Quarter 1999
                                     Remington International       First Quarter 1997

Boston, MA                           Atlantis Partners             Second Quarter 1996
                                     Remington International       Second Quarter 1989

Chicago, IL                          Remington International       First Quarter 1999

Los Angeles, CA                      The Boylston Group            First Quarter 1999
                                     Remington International       Fourth Quarter 1996

New York, NY                         Atlantis Partners             First Quarter 1998
                                     The Boylston Group            Third Quarter 1993
                                     MacArthur & Associates        Fourth Quarter 1994
                                     Remington International       Second Quarter 1995

Newport Beach, CA                    Atlantis Partners             First Quarter 1998
                                     MacArthur & Associates        First Quarter 1991

San Jose, CA                         Remington International       Fourth Quarter 1996
                                     Stride & Associates           First Quarter 1998


    THE PLACEMENT PROCESS. We conduct our placement operations using multiple practice groups, each of which works as a team to complete placements. Each practice group is responsible for both identifying job openings and generating a list of qualified professionals available for placement. To identify job openings, our counselors regularly contact line managers who have previously used our placement services and continually cold-call other employers with potential hiring needs. Our counselors determine whether the line managers they contact have a budget to hire any professionals and seek to understand the skill sets required to fill open positions. At the same time, the counselors communicate with their practice group to begin reviewing available candidates for any job openings they have identified. The counselors conclude their calls with employers by establishing several time slots during which the contacted line manager will be available to interview candidates. Establishing a time commitment from the line manager, which we call a "send-out," is the primary goal for counselors on every call to an employer.



    Following calls to line managers, and often even before a call has concluded, counselors and their teams begin matching existing candidates with open positions, or "job orders," based on the skill sets and experience of available candidates and those required for the identified job orders. We generally do not conduct candidate reference checks unless requested by a particular employer. Scheduling candidates for send-outs often occurs within 48 hours of the initial call to the line manager. Promptly following the initial round of candidate interviews by the line managers, our counselors call the line managers to determine which candidates should be scheduled for second interviews and make the necessary arrangements for those interviews.



    We identify qualified professionals both through advertising and referrals. As part of this process, each practice group regularly runs print advertisements for a variety of skills, not only based upon immediate needs but also in anticipation of market requirements in the practice group's specialized area. Our counselors follow-up with all respondents and are trained to use such follow-up both to initially assess the candidate's qualifications and to generate other potential candidate leads as part of the placement process. We have historically generated a substantial portion of our leads on available candidates through referrals from professionals previously placed by us. To ensure that we have access to the broadest pool of available candidates, we have not entered into any agreements restricting our ability to recruit professionals from any employer.



    Our placement counselors interview all candidates before send-outs with prospective employers. During the interview process, the counselors discuss career goals, desired income level, income history, background in technology and previous experience. Our counselors also use the interview process to prepare the candidate for a successful interview with the hiring manager for a prospective employer. The counselors provide candidates with available background information on the prospective employer, as well as the hiring process, including who has the responsibility for negotiating the salary and terms of the employment offer. Our placement process is designed to ensure that individual candidates are quickly matched with appropriate opportunities based upon their experience, pay requirements and career objectives. After the candidate's interview with us, the practice group updates its list of available candidates to reflect the likely level of interest in the candidate. Individual members of a practice group share job orders and candidates and work together to match several candidates to a job order and several job orders to a particular candidate. If a send-out does not result in a prompt placement, the practice group will seek to place the candidate into other appropriate job opportunities and to match other qualified candidates if the job order remains unfilled.



    OUR GROWTH METHODOLOGY. In recent years, we have grown rapidly by adding practice groups at existing offices, opening new offices in existing markets and entering new markets. We continuously evaluate new markets and expansion opportunities within our existing markets. Although our individual offices act independently with respect to developing lists of candidates and filling job orders, we have common internal procedures which govern training, operations and sales.


    After selecting the metropolitan area for a new office, which may be in an existing or new market, we then select the team to open the new office. Generally, new offices are initially staffed with an office manager, who also acts as a group manager, another group manager and two senior counselors. These employees are generally drawn from different practice groups and offices, mitigating the impact on each office that loses an experienced group manager or counselor and distributing the opportunity for advancement among several offices. We believe that the successful transition of employees to date is due, in part, to our procedures for training employees and our structured approach to expanding operations. After the initial staff at a new office has generated several successful placements, we generally expand the office by fully staffing the two initial practice groups with additional counselors and adding a third practice group. As each office reaches its targeted operating level, we generally consider whether the demand for employees with information technology skills within that market can support an additional office or if a new office would be more successful in a geographic market in which the company does not already have a presence. We believe that this proprietary approach of adding practice groups and opening new offices can reduce the costs and risks associated with expansion and provides a clear and defined career path for successful employees.


MANAGEMENT STRUCTURE, TRAINING AND CAREER ADVANCEMENT


    We have a relatively flat management structure, which is intended to provide direct performance incentives for key managers and to facilitate growth by developing group managers who can replicate our business model in new practice groups and offices. In addition to our executive management team, we currently have five district managers with responsibility for the Northern California, Southern California, Boston, Chicago/New York and Atlanta regions. Each district manager has oversight responsibility for all offices within his or her region, as well as direct responsibility as an office manager. At the office level, each office manager is responsible for his or her own practice group and has oversight of the other two practice groups within the office. Each group manager is responsible for the counselors and trainees within the practice group. We believe that our requirement that senior managers bear multiple responsibilities at the district, office and group levels both minimizes our compensation costs related to non-revenue generating personnel and provides opportunities for career progression as managers develop and advance within the company.



    Our offices and operations are structured both to produce rapid and successful placements and to encourage employees to assume increasing levels of responsibility. As counselors demonstrate an ability to generate successful placements and train new counselors, they are eligible to progress along a clear and defined career path with the company with successive levels of increased compensation and responsibility as new offices are opened and existing offices are expanded. For example, a senior counselor is eligible to transition to the position of group manager, where he or she will lead a practice group and be responsible for the development of each team member of that group. Successful group managers are then eligible to advance to the position of office manager, in which they retain responsibilities as group managers, but also assume responsibility for the overall office, including the development of the other group managers in the office.



    Historically, we have experienced a retention rate of approximately 32%. Substantially all of our attrition has occurred at the placement trainee level, which we believe is largely due to our, or the trainee's, determination early on that the trainee does not have the skills or interest necessary to succeed in an aggressive working environment which demands high productivity and the ability to work as part of a team. Since 1995, of the employees who have progressed through the placement trainee and counselor stages during their first 18 months with the company, only six have left us. Substantially all of the individuals who reached the group manager level have remained with us.


    Our compensation structure is designed to reward major contributors and provide a lucrative opportunity for motivated and productive employees. We review our placement trainees regularly and provide performance-based salary increases after the trainee's first two to six months. Trainees, counselors and senior counselors are generally paid salaries, with no commission-based compensation. Group managers, office managers and district managers receive commission-based compensation, which is highly dependent on the individual's position and the revenues generated by the individual's practice group, office or district.

EMPLOYERS SERVED BY US


    We have historically provided placement services across a broad spectrum of businesses ranging from start-ups to Fortune 500 companies. The future success of our business strategy will depend in large part on the ability of our practice groups to continually identify and solicit job orders from new employers. We provided placement services to 1,247 different employers for the year ended December 31, 1998, to 856 different employers during the year ended December 31, 1997 and to 469 different employers for the three months ended March 31, 1999 from 349 for the three months ended March 31, 1998. For these same periods, the ten largest employers we served represented less than 10% of net revenues. However, our business historically has been concentrated in specific industries, reflecting our geographic presence in markets where those industries are prevalent. Therefore, a significant economic downturn, particularly in regions, or industries prevalent in those regions, in which our operations are located, could have an adverse effect on our business. For example, the financial services industry, which has historically represented a significant portion of our revenues, undergoes a period of contraction from time to time, prompting financial institutions to announce layoffs. In addition, it is possible that the level of demand for information technology services among prospective employers may decline. For example, as businesses resolve the "Year 2000" issue, demand among prospective employers for information technology services and employees with information technology skills may diminish significantly.


COMPETITION


    We face significant competition, both for employers looking for solutions to information technology problems, and for mid-level employees in the information technology field looking for improved career opportunities.



    We believe that the availability and quality of candidates, the scope of geographic service and, to a lesser extent, the price of service, are the principal elements of competition. The availability of qualified mid-level information technology professionals is a particularly important facet of competition. To attract employers we emphasize our ability to quickly provide employers with a choice of several candidates with the applicable skill set, as well as a guarantee to refund its fee if the placement is not successful for at least 30 days. To attract qualified candidates, we place emphasis upon our ability to provide such candidates with a choice of attractive full-time employment opportunities at competitive compensation levels. We believe that our ability to compete also depends in part on a number of other competitive factors outside our control, including the ability of competitors to recruit qualified candidates. Although to date we have not experienced any significant pricing pressure from our competitors, there can be no assurance that we will not experience such pressure in the future.



    The permanent placement industry, particularly firms focused on the placement of employees with information technology skills, is extremely competitive, and there are few, if any, barriers to entry. We compete with national, regional and local placement firms for both employers seeking candidates and information technology professionals. Many of these national and regional firms have greater financial, technical and marketing resources than we have. Smaller firms typically are owner-operated, and each market generally has one or more significant established competitors. Particularly as we attempt to expand into new geographic markets, we expect to compete with additional national, regional and local firms. Although we focus on permanent placements, we also compete with providers of non-permanent information technology staffing services and consulting firms. These competitors offer employers professionals on a contract basis, often at a fixed price, without the long term commitment of hiring permanent employees. The information technology staffing and consulting industry is itself intensely competitive, with multinational, national, regional and local firms aggressively marketing their services to the same employers targeted by us.


    In addition, we compete for candidates directly with employers who continue to rely on their internal human resource departments to recruit some, if not all, of the professionals they require. This is often the case with employers who hire professionals on an ongoing basis and can justify the investment in developing an experienced recruiting staff in-house and avoid the direct cost of multiple placement fees which, at $8,000 to $20,000 per candidate, can be substantial.


    We expect increased competition from placement, staffing and consulting firms which are adopting the Internet to both solicit employers and candidates, as well as post job openings and candidate profiles. Currently, hundreds of Web sites offer these services and more can be expected. We recently established several Web sites for our different offices on which we post job openings and solicit resumes. However, we currently do not conduct any material amount of business on the Internet. There can be no assurance that we will be able to compete successfully against competitors using the Internet.


    Although we have offices in major cities across the United States, we use multiple operating names. As a result, we do not expect to develop any national brand awareness. This may put us at a competitive disadvantage to regional or national firms with established identities which are recognizable to employers and candidates alike.

EMPLOYEES


    As of April 30, 1999, we had 187 full-time employees, which included 67 counselors, 41 group managers and 54 trainees. We are not a party to any collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans to organize our employees. We consider our relationships with our employees to be good. See "Risk Factors--We must hire, develop and retain placement staff to sustain future growth" and "--Our success is largely dependent upon Mr. Robichaud and our senior management team."


FACILITY


    We lease each of our 15 office locations. Our leases cover in the aggregate approximately 42,000 square feet of space, with each office lease covering approximately 2,700 square feet. We believe that our current facilities are suitable and adequate for our business and, upon expiration of our leases, we do not anticipate any significant difficulty in obtaining renewals or alternative space.


LEGAL PROCEEDINGS

    We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    Our executive officers and directors, and their ages as of April 30, 1999, are as follows:



NAME                                                       AGE      POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Michael C. Robichaud (1).............................          35   President, Chief Executive Officer and Director
Anthony J.M. Groves..................................          42   Chief Financial Officer, Senior Vice
                                                                    President--Finance and Administration
Glen P. Froio........................................          29   Senior Vice President--Operations
Bethann G. Gilfeather................................          29   Senior Vice President--Operations
Rachel C. Burnett....................................          35   Director
Scott C. Collins (1)(2)..............................          33   Director
John J. Devine.......................................          46   Director
Alan P. Matthews (1).................................          41   Director
James C. New.........................................          53   Director
Thomas S. Roberts (1)(2).............................          35   Director


--------------

(1) Member of the compensation committee

(2) Member of the audit committee


    MICHAEL C. ROBICHAUD co-founded Stride in July 1989 and has served as our President since January 1995 and our Chief Executive Officer since January 1998. Mr. Robichaud has served as a director since October 1994. From 1991 to 1995, Mr. Robichaud served in numerous positions with us, including operations manager, with responsibility for strategic planning and implementation of expansion efforts. Before joining us, Mr. Robichaud served as an information technology recruiter and sales manager for D.C.R., an employee placement company. Mr. Robichaud is also a stockholder and a director of Bond Technologies, Inc., an information technology consulting company, and Percussion Software, Inc., a software development company, each of which is privately owned and affiliated with our founding stockholders. See "Certain Transactions with Related Parties."



    ANTHONY J.M. GROVES joined us in June 1998 and has served as our Chief Financial Officer and Senior Vice President of Finance and Administration since then. From November 1997 to June 1998, Mr. Groves was an employee of Percussion Software, Inc. where he provided consulting services to us and to Bond Technologies, Inc. Before that, Mr. Groves served in numerous positions with Cognos Inc., a Canadian software company, between 1988 and November 1997, most recently as Vice President of Finance and Administration of its U.S. subsidiary. See "Certain Transactions with Related Parties."


    GLEN P. FROIO joined us in August 1992 and has served as Senior Vice President of Operations since January 1998. Mr. Froio has served in numerous positions with us, including Group Manager from January 1994 to December 1995, Office Manager of our Los Angeles office from January 1996 to December 1996 and District Manager of our California region from January 1997 to December 1997.

    BETHANN G. GILFEATHER joined us in September 1991 and has served as Senior Vice President of Operations since January 1998. Ms. Gilfeather has served in numerous positions with us, including Group Manager from December 1992 to April 1993, Office Manager at various offices from May 1994 to November 1995 and District Manager of our New York region from December 1995 to December 1997.

    RACHEL C. BURNETT co-founded Stride in July 1989 and has served as a director since October 1994. Ms. Burnett has been the Chief Operating Officer of Bond Technologies, Inc. since April 1996. Before joining Bond Technologies, Inc., Ms. Burnett served in numerous positions with us with responsibility for strategic planning and implementation of expansion efforts, including responsibility for the opening of our Los Angeles MacArthur Associates and New York Boylston Group offices. Ms. Burnett is also a stockholder and director of Bond Technologies, Inc. and Percussion Software, Inc. See "Certain Transactions with Related Parties."



    SCOTT C. COLLINS has served as a director since June 1998. Mr. Collins has been employed by Summit Partners, LLC or its predecessors since 1996. Before joining Summit Partners, Mr. Collins was employed by McKinsey & Company, a management consulting firm, from 1995 to 1996 and worked as an Assistant U.S. Attorney from 1992 to 1995. See "Certain Transactions with Related Parties."



    JOHN J. DEVINE co-founded Stride in July 1989 and served as President until January 1995 and as Chief Executive Officer until March 1996. Mr. Devine is also a founding stockholder and director of Bond Technologies, Inc. and Percussion Software, Inc. See "Certain Transactions with Related Parties."



    ALAN P. MATTHEWS co-founded Stride in July 1989 and has served as Chairman of our board of directors since October 1994. Mr. Matthews is also a founding stockholder and director of Bond Technologies, Inc. and Percussion Software, Inc. Mr. Matthews has been Chief Executive Officer of Bond Technologies, Inc. since 1987. See "Certain Transactions with Related Parties."


    JAMES C. NEW has served as a director of Stride since August 1998. Mr. New has served as the President, Chief Executive Officer and a director of AmeriPath, Inc., a physician practice management services company, since February 1996. Before joining AmeriPath, Inc., Mr. New served as President and Chief Executive Officer and as a director of RehabClinics, Inc., an outpatient rehabilitation company, which he formed in 1991. RehabClinics merged with NovaCare, Inc. in February 1994. Mr. New was President of NovaCare, Inc.'s Outpatient Division from 1994 to 1996. From 1993 through 1996, Mr. New was the Chairman of the Acquisition Committee of the board of directors of Pet Practice, Inc.


    THOMAS S. ROBERTS has served as a director of Stride since June 1998. Mr. Roberts has been associated with Summit Partners, LLC or its predecessor since 1989 and is currently a member of that firm. Mr. Roberts is a director of AMX Corporation, a manufacturer and marketer of integrated remote control systems, and is Chairman of the Board of Directors of AmeriPath, Inc. See "Certain Transactions with Related Parties."


    The number of our directors is currently fixed at seven. Following the completion of this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two Class I directors, Rachel C. Burnett and Thomas S. Roberts, three Class II directors, Scott C. Collins, John J. Devine and Alan P. Matthews, and two Class III directors, James C. New and Michael C. Robichaud. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the calendar year 2000, 2001 and 2002, respectively.


    Each officer, except the Chief Executive Officer, serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. The Chief Executive Officer serves under his employment agreement with us. See "--Employment, Severance and Non-Competition Agreements." There are no family relationships among any of our directors or executive officers.


COMMITTEES OF THE BOARD OF DIRECTORS

    The audit committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. The members of the Audit Committee are Scott C. Collins and Thomas S. Roberts.

    Under our 1998 Stock Option and Grant Plan, the board of directors may designate a committee of two independent directors to administer the 1998 Stock Option and Grant Plan. No such committee has been appointed and the 1998 Stock Option and Grant Plan is currently administered by the board of directors.

    The compensation committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. The members of the compensation committee are Scott C. Collins, Alan P. Matthews, Thomas S. Roberts and Michael C. Robichaud.

    The board of directors may establish, from time to time, other committees to facilitate the management of our business.

DIRECTOR COMPENSATION


    James C. New, one of our directors, will be paid a fee of $1,500 for each meeting of the board of directors attended and be reimbursed for all travel related expenses in connection with attendance. In addition, Mr. New has been granted an option to purchase 14,535 shares of common stock at an exercise price of $13.76 per share and an option to purchase 7,500 shares of common stock at an exercise price of $12.00 per share. No other current director will receive compensation for their services as a director. We anticipate that persons who in the future become directors and are not employees will be offered compensation for their services substantially similar to that received by Mr. New.


EXECUTIVE COMPENSATION

    The following table sets forth in summary form the compensation that was paid to our Chief Executive Officer and the other most highly compensated executive officers whose aggregate compensation exceeded $100,000 in the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM COMPENSATION
                                                                                                    AWARDS
                                                                                           ------------------------
                                                                    ANNUAL COMPENSATION    SECURITIES   RESTRICTED
                                                                   ----------------------  UNDERLYING      STOCK
NAME AND PRINCIPAL POSITION                                          SALARY      BONUS       OPTIONS      AWARDS
-----------------------------------------------------------------  ----------  ----------  -----------  -----------
Michael C. Robichaud (1).........................................  $  317,250  $       --      58,140           --
  President and Chief Executive Officer
Anthony J.M. Groves (2)..........................................     116,667      60,000      46,512           --
  Chief Financial Officer, Senior Vice President--Finance and
  Administration
Glen P. Froio (3)................................................     200,000     522,725          --       41,530
  Senior Vice President--Operations
Bethann G. Gilfeather (4)........................................     200,000     522,725          --       41,530
  Senior Vice President--Operations


--------------


(1) Mr. Robichaud became our Chief Executive Officer in January 1998. Mr. Robichaud's compensation from January 1998 to March 1998 was $69,000. Beginning in April 1998, Mr. Robichaud was compensated at an annual base salary rate of $400,000 and is eligible to receive an annual incentive bonus in an annual amount determined by our compensation committee if we meet targets set by the compensation committee for financial performance. In addition to the compensation shown in the table above, an entity affiliated with Mr. Robichaud was paid $666,667 in management fees by us in 1998. See "--Employment, Severance and Non-Competition Agreements" and "Certain Transactions with Related Parties--Management Fees."



(2) Mr. Groves became our Chief Financial Officer in June 1998. Mr. Groves was employed by Percussion Software, Inc. from November 1997 to June 1998. During 1998, we paid an aggregate of $31,398 in consulting fees to Percussion Software, Inc. for services provided to us by Mr. Groves. See "Certain Transactions with Related Parties."



(3) Mr. Froio became our Senior Vice President of Operations in January 1998. During 1997, Mr. Froio was District Manager of our California region.



(4) Ms. Gilfeather became our Senior Vice President of Operations in January 1998. Before becoming Senior Vice President of Operations, Ms. Gilfeather was District Manager of our New York region.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted during 1998 to our Chief Executive Officer and the other most highly compensated executive officers. The exercise price per share of each option is equal to the fair market value of the common stock as of the grant date as determined by our board of directors after consideration of a number of factors, including, but not limited to:

    - our financial performance;

    - our status as a private company at the time of grant;

    - the minority interests represented by shares underlying options; and

    - the price of shares of equity securities sold to or purchased by outside investors.

    The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates established in regulations of the SEC compounded annually. The options granted to each of Mr. Robichaud and Mr. Groves have no potential realizable value using an assumed initial public offering price of $12.00 per share and an assumed 5% or 10% appreciation rate. The potential realizable value is not intended to predict future appreciation of the price of our common stock. The values shown do not consider nontransferability, vesting or termination of the options upon termination of employee's employment relationship with us.

                             OPTION GRANTS IN 1998


                                                          INDIVIDUAL GRANTS
                                        ------------------------------------------------------  POTENTIAL REALIZABLE
                                                       PERCENT OF                                 VALUE AT ASSUMED
                                         NUMBER OF        TOTAL                                 ANNUAL RATES OF STOCK
                                        SECURITIES       OPTIONS       EXERCISE                  PRICE APPRECIATION
                                        UNDERLYING     GRANTED TO      PRICE PER                   FOR OPTION TERM
                                          OPTIONS     EMPLOYEES IN       SHARE     EXPIRATION   ---------------------
NAME                                      GRANTED      FISCAL YEAR      ($/SH)        DATE         5%         10%
--------------------------------------  -----------  ---------------  -----------  -----------  ---------  ----------
Michael C. Robichaud..................      58,140           19.8%     $   20.64      6/04/03   $       0  $        0
Anthony J.M. Groves...................      46,512           15.8%         13.76      7/14/03      45,392     177,173
Glen P. Froio.........................          --             --             --           --          --          --
Bethann G. Gilfeather.................          --             --             --           --          --          --


    Mr. Robichaud's options are fully vested and exercisable as of the date of grant until the expiration date. These options were granted on June 4, 1998.

    Mr. Groves' options vest 33 1/3% on April 30, 2000 and 8.333% on each fiscal quarter end thereafter. These options were granted on July 14, 1998. Vesting of these options is subject to the continuation of such employee's employment relationship with us.

    OPTIONS EXERCISES AND YEAR-END HOLDINGS. The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by our Chief Executive Officer and the other most highly compensated executive officers. The Chief Executive Officer and the named executive officers did not exercise any stock options during 1998. There was no public trading market for our common stock as of December 31, 1998. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of an assumed initial public offering price of $12.00 per share, less the applicable exercise price.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    Neither our Chief Executive Officer nor the named executive officers exercised any stock option during the fiscal year ended December 31, 1998. The following table sets forth certain information regarding stock options held as of December 31, 1998 by our Chief Executive Officer and by the named executive officers. The "Value of Unexercised In-The-Money Options at December 31, 1998" is based upon a value of $12.00 per share, the estimated initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.


                                                               NUMBER OF SECURITIES
                                                                    UNDERLYING                 VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                                                DECEMBER 31, 1998              AT DECEMBER 31, 1998
                                                            --------------------------  ----------------------------------
NAME                                                        EXERCISABLE  UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
----------------------------------------------------------  -----------  -------------  ---------------  -----------------
Michael C. Robichaud......................................      58,140             --             --                --
Anthony J.M. Groves.......................................          --         46,512             --                --
Glen P. Froio.............................................          --             --             --                --
Bethann G. Gilfeather.....................................          --             --             --                --

EMPLOYEE BENEFIT PLANS

    1998 STOCK OPTION AND GRANT PLAN. Our board of directors and stockholders adopted the 1998 Stock Option and Grant Plan in June 1998, which was amended and restated in November 1998. The 1998 Stock Option and Grant Plan permits us to:

    - grant incentive stock options;

    - grant non-qualified stock options; and

    - issue or sell common stock with vesting or other restrictions, or without restrictions.

    These grants may be made to our officers, employees, directors, consultants, advisors and other key persons of Stride. The 1998 Stock Option and Grant Plan allows for the issuance of 813,950 shares of common stock.

    Of the shares reserved for issuance under the 1998 Stock Option and Grant
Plan:

    - 232,560 shares are subject to outstanding options granted on June 4, 1998 to our founding stockholders, Rachel C. Burnett, John J. Devine, Alan P. Matthews and Michael C. Robichaud, with an exercise price of $20.64 per share. These options were fully vested and exercisable as of the date of grant;

    - an additional 46,512 shares are subject to outstanding options granted to Anthony J.M. Groves, our Chief Financial Officer, on July 14, 1998, with an exercise price of $13.76 per share of which 15,504 shares will vest on April 30, 2000 and an additional 3,876 shares will vest at the end of each fiscal quarter thereafter;


    - an additional 14,535 shares are subject to options granted to James C. New, a director, on August 11, 1998 with an exercise price of $13.76 per share, of which 3,631.25 shares will vest on August 11, 1999 and an additional 908.4375 will vest at the end of each fiscal quarter thereafter;



    - an additional 290,710 shares were granted on June 4, 1998 to several of our key employees as restricted common stock awards, all of which shares will vest upon the closing of the offering;


    - an additional 11,628 shares were sold on June 23, 1998 to Mr. Groves as restricted common stock awards for an aggregate purchase price of $160,001, all of which shares will vest on April 30, 1999.


    - an additional 38,383 shares are subject to options granted to Mr. Groves on April 1, 1999 with an exercise price of $12.00 per share, of which 19,191.5 will vest on October 1, 1999 and an additional 3,192.5833 will vest at the end of each fiscal quarter thereafter; and

    - an additional 7,500 shares are subject to options granted to Mr. New on April 1, 1999 with an exercise price of $12.00 per share, of which 1,875 will vest on April 1, 2000 and an additional 468.75 will vest at the end of each fiscal quarter thereafter.


    The 1998 Stock Option and Grant Plan is administered by the board of directors or a committee designated by the board of directors consisting solely of two or more independent directors. Subject to the provisions of the 1998 Stock Option and Grant Plan, the committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted, accelerate the vesting schedule of any award and generally administer and interpret the plan.

    The exercise price of options granted under the 1998 Stock Option and Grant Plan is determined by the committee. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power. Non-qualified stock options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options are typically subject to vesting schedules, terminate ten years from the date of grant and may be exercised for specified periods after to the termination of the optionee's employment or other service relationship with us. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the committee or, in the sole discretion of the committee, by delivery of shares of common stock that have been owned by the optionee free of restrictions for at least six months. The exercise price may also be delivered to us (a) by the optionee in the form of a promissory note if the loan of such funds to the optionee has been authorized by the board of directors and the optionee pays so much of the exercise price as represents the par value of the common stock acquired in a form other than a promissory note and (b) by a broker under irrevocable instructions to the broker selling the underlying shares from the optionee.

    In the event of a merger, reorganization or consolidation, the sale of all or substantially all of our assets or all of our outstanding capital stock or a liquidation or other similar transaction, 50% of any outstanding awards, issued under the 1998 Stock Option and Grant Plan that are not then vested will become fully vested and exercisable upon the closing of the transaction. The 1998 Stock Option and Grant Plan and all awards issued under the plan will terminate upon any of the transactions described above, unless Stride and the other parties to such transactions have agreed otherwise. All participants under the 1998 Stock Option and Grant Plan will be permitted to exercise for a period of 15 days before any such termination all awards held by them which are then exercisable or will become exercisable upon the closing of the transaction.


EMPLOYMENT, SEVERANCE AND NON-COMPETITION AGREEMENTS



    Under an employment agreement dated June 4, 1998, we agreed to employ Michael C. Robichaud as our President and Chief Executive Officer. The employment agreement also provides that Mr. Robichaud will be nominated to serve as a director during the term of the employment agreement. Under the terms of the employment agreement, Mr. Robichaud will receive an annual base salary of $400,000 and will be eligible to receive an annual incentive bonus in an amount determined annually by the compensation committee of the board of directors if we meet targets set by the compensation committee for financial performance. We also agreed to provide Mr. Robichaud 12 months of base salary continuation and continuation of hospital, health and insurance benefits upon termination of Mr. Robichaud's employment if we terminate him without cause, including any constructive termination such as a significant change in his responsibilities or other similar demotion.


    In connection with our June 1998 leveraged recapitalization, we entered into Non-Solicitation, Non-Competition and Non-Disclosure Agreements with Rachel C. Burnett, John J. Devine, Alan P.

Matthews and Michael C. Robichaud. Each of the agreements provides that the individual will not engage in competitive activities before the later of (a) May 31, 2003 and (b) the first anniversary of the termination of the individual's employment with us. Each of the agreements also places restrictions on the individual during the same period with respect to solicitation of our clients or employees and restrictions for an unlimited period with respect to disclosure of confidential information. We also entered into typical non-solicitation, non-competition and confidentiality agreements with substantially all of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Before June 1998, we did not have a compensation committee or similar committee of the board of directors. In June 1998, the compensation committee of the board of directors consisting of Michael C. Robichaud, Scott C. Collins, Alan P. Matthews and Thomas S. Roberts was established. Before the establishment of the compensation committee, Michael C. Robichaud, Rachel C. Burnett and John
J. Devine and Alan P. Matthews each participated in deliberations of our board of directors concerning executive officer compensation. During 1997, in connection with the management of our business, we paid management fees totaling approximately $7.6 million to entities affiliated with Messrs. Robichaud, Devine and Matthews and Ms. Burnett. Each of Messrs. Robichaud, Devine and Matthews and Ms. Burnett also serve on the board of directors of Bond Technologies, Inc. and Percussion Software, Inc. and has participated in deliberations of the board of directors of each company concerning executive compensation. For information regarding transactions and relationships between Stride and Messrs. Robichaud, Devine and Matthews and Ms. Burnett, see "--Employment, Severance and Non-Competition Agreements" and "Certain Transactions with Related Parties."

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES


RECAPITALIZATION


    On June 4, 1998, we underwent a leveraged recapitalization. The proceeds of the recapitalization were used primarily to redeem 60% of the outstanding common stock then held by our founding stockholders, Rachel C. Burnett, John J. Devine, Alan P. Matthews and Michael C. Robichaud. As part of the recapitalization, a group of investment funds associated with Summit Partners, LLC, but unaffiliated with any of our founding stockholders, acquired shares of series A convertible preferred stock, shares of common stock, warrants to purchase additional shares of common stock and subordinated debentures, each as described in more detail below. Immediately before the closing of this offering, the Summit investors will convert their shares of series A convertible preferred stock into 1,000,000 shares of common stock and 24,802.5 shares of series B redeemable preferred stock. Approximately $32.9 million of the net proceeds of this offering will be used to make a net redemption payment on the the shares of series B redeemable preferred stock, and $10.0 million of the net proceeds of this offering will be used to repay the outstanding subordinated debentures. Following the closing of this offering, the Summit investors will own an aggregate of 3,000,010 shares of common stock, or 31.0% of the total shares of common stock outstanding, and our founding stockholders will own an aggregate of 2,000,000 shares of common stock, or 2,232,560 shares of common stock assuming the exercise by the founders of outstanding options to purchase 232,560 shares of common stock, or 20.7% of the total outstanding shares of common stock, or 22.5% assuming the exercise by the founders of outstanding options to purchase 232,560 shares of common stock. The terms of the recapitalization are shown in more detail below.


    - The Summit investors invested $40.0 million in our business to acquire:


     -- 24,802.5 shares of series A convertible preferred stock, which shares are convertible in connection with this offering into 1,000,000 shares of common stock and 24,802.5 shares of series B redeemable preferred stock;


     -- warrants to purchase 762,505 shares of common stock with an exercise price of $4.62 per share;

     -- 1,237,505 shares of common stock; and

     -- $10.0 million in subordinated debentures which bear interest at a rate of 12.0% annually.


    In connection with this offering, the Summit investors will convert their shares of series A convertible preferred stock into 24,802.5 shares of series B redeemable preferred stock and 1,000,000 shares of common stock, and we will redeem all of the series B redeemable preferred stock for an aggregate redemption price of approximately $36.5 million, together with accrued dividends of approximately $2.2 million as of March 31, 1999, and we will repay the outstanding subordinated debentures, which would otherwise mature as of August 4, 2003, for an aggregate repayment of $10.0 million. In addition, the Summit investors will exercise their warrants for an aggregate exercise price of approximately $3.5 million.



    - We borrowed $26.0 million in senior bank debt from BankBoston, N.A., an affiliate of BancBoston Robertson Stephens, which bears interest at a variable rate and matures on June 4, 2003. As of March 31, 1999, the interest rate was approximately 6.75% annually. In connection with this offering, we will repay with any remaining net proceeds a portion, but not less than $2.0 million, of the $24.5 in principal of the senior bank debt.



    - We redeemed 750,000 shares of common stock held by each of our founding stockholders at a per share price of approximately $21.26, representing an aggregate of approximately 60% of the outstanding common stock held by each of them, for a price of approximately $15.9 million each and an aggregate price of approximately $63.8 million;

    - The parties to the recapitalization entered into a Registration Rights Agreement under which the Summit investors and the founding stockholders each received rights to require us (a) to file a registration statement with the SEC covering the shares of common stock held by such stockholders and (b) to register shares of common stock held by such stockholders in a registration statement being filed by Stride to register other securities for sale to the public. See "Description of Capital Stock--Registration Rights."



    - The parties to the recapitalization entered into a Shareholders' Agreement under which the Summit investors and the founding stockholders were granted rights regarding proposed sales or other transfers of shares of common stock and future issuances of securities proposed by us. The parties to the Shareholders' Agreement also agreed to vote their shares of common stock in favor of individuals nominated by each of the founding stockholders and the Summit investors for election as directors. All of our current directors were nominated for and elected to their positions as provided under the Shareholders' Agreement. Effective upon and subject to the closing of this offering, the Shareholders' Agreement will terminate under its original terms.


MANAGEMENT FEES


    In connection with the management of our business from its founding until June 1998, we paid management fees to affiliates of our founding stockholders. The payment of such management fees ceased upon the closing of the recapitalization in June 1998. In the years ended December 31, 1994, 1995, 1996, 1997 and 1998, we paid the following management fees:


    - on behalf of Rachel C. Burnett, $666,667 in 1998, $1,866,980 in 1997 and $897,887 in 1996;

    - on behalf of John J. Devine, $668,005 in 1998, $1,931,172 in 1997,
      $944,435 in 1996 and $217,727 in 1994;

    - on behalf of Alan P. Matthews, $868,005 in 1998, $1,942,050 in 1997,
      $979,069 in 1996, $31,703 in 1995 and $217,727 in 1994;

    - on behalf of Michael C. Robichaud, $666,667 in 1998, $1,866,980 in 1997 and $897,887 in 1996.

REORGANIZATION


    Prior to 1995, our placement business was conducted through three separate entities that were owned by Messrs. Devine, Matthews and Robichaud and Ms. Burnett. On January 1, 1995, we reorganized into one corporation by purchasing:


    - N.Y. Futures, Inc., a New York corporation, for consideration of $101,385, consisting of $14,496 in cash and the assumption of capital leases by the company;

    - LA Futures, Inc., a California corporation, for consideration of $17,197; and

    - Mass. Futures, Inc., a Massachusetts corporation, for consideration of $46,480, consisting of $12,660 in cash and the assumption of capital leases.

RESTRICTED STOCK GRANTS


    In June 1998, we sold 11,628 shares of restricted common stock to Anthony J.M. Groves, our Chief Financial Officer, under the 1998 Stock Option and Grant Plan for an aggregate purchase price of $160,001. In connection with the sale, we loaned Mr. Groves $160,001. The loan to Mr. Groves matures as of July 14, 2002, bears interest at the rate of 6% annually, is required to be prepaid to the extent of the after-tax net proceeds realized from the sale of the restricted common stock as such stock is sold and is secured by a pledge of the stock, with recourse to Mr. Groves' personal assets limited to 25% of the principal and accrued and unpaid interest thereon.

PLACEMENT SERVICES FOR ENTITIES AFFILIATED WITH OUR FOUNDING STOCKHOLDERS



    In the regular course of business, we provide placement services to Bond Technologies, Inc., an information technology consulting firm, and Percussion Software, Inc., a software development company, each of which is affiliated with our founding stockholders, Messrs. Devine, Matthews and Robichaud and Ms. Burnett. We receive fees for such services which we believe are no less favorable from those entities than fees we could receive from unaffiliated third parties.


PROPERTY LEASES


    Our Remington Boston and Atlantis New York offices are situated in office space sublet from Bond Technologies, Inc., a majority interest of which is owned collectively by our founding stockholders, Messrs. Devine, Matthews and Robichaud and Ms. Burnett. Remington Boston currently occupies all of the office space covered by the Bond Technologies, Inc. master lease for the Boston office space, and we pay the full amount due under such lease. Atlantis New York currently occupies a portion of the office space covered by the Bond Technologies, Inc. master lease for the New York office space, and we pay a pro-rata portion of the full amount due under such lease.


SERVICES OF CHIEF FINANCIAL OFFICER

    From November 1997 to June 1998, Anthony J.M. Groves, our Chief Financial Officer, was employed by Percussion Software, Inc. During that period, Mr. Groves provided consulting services to us and to Bond Technologies, Inc. Stride and Bond Technologies, Inc. together paid to Percussion Software, Inc. consulting fees in an aggregate amount of approximately $62,000 for such services, $31,398 of which was paid solely by Stride.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information regarding the beneficial ownership of common stock as of April 30, 1999 and as adjusted to reflect the sale of the common stock offered hereby, by (a) all persons known by us to own beneficially 5% or more of the common stock, (b) each of our directors, (c) the Chief Executive Officer and each of the other named executive officers and (d) all directors and named executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholder. The address of the Summit Partners Group is 600 Atlantic Avenue, Boston, MA 02210. The address of Messrs. Collins and Roberts is c/o Summit Partners, LLC, 600 Atlantic Avenue, Boston, MA 02210. The address of all other listed stockholders is c/o Stride & Associates, Inc., 222 Berkeley Street, Suite 1620, Boston, MA 02116.



    The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after April 30, 1999 through the exercise of any stock option or other right. As of April 30, 1999, a total of 5,534,908 shares of common stock were either outstanding or subject to options, warrants or other convertible securities that are exercisable or that will become exercisable within 60 days of the estimated effective date of this offering. The inclusion in this prospectus of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. In the event that the overallotment option is exercised in full, the aggregate number of outstanding shares of common stock would be 10,304,848. The applicable percentage of "beneficial ownership" after this offering is based upon 3,539,843 shares of common stock outstanding at April 30, 1999. The number of shares of common stock shown in this prospectus includes 24,802.5 shares of series A convertible preferred stock on an as converted basis, which will be converted into an aggregate of 1,000,000 shares of common stock and 24,802.5 shares of series B redeemable preferred stock upon completion of this offering.



                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNERS                                        OWNED        BEFORE THE OFFERING   AFTER THE OFFERING
-----------------------------------------------------------  --------------  ---------------------  -------------------
Summit Partners Group (1)..................................       3,000,010             56.6%                 31.0%
Thomas S. Roberts (2)......................................       3,000,010             56.6                  31.0
Rachel C. Burnett (3)......................................         558,140             15.5                   5.7
John J. Devine (3).........................................         558,140             15.5                   5.7
Alan P. Matthews (3).......................................         558,140             15.5                   5.7
Michael C. Robichaud (3)...................................         558,140             15.5                   5.7
Glen P. Froio (4)..........................................          41,530                *                     *
Bethann G. Gilfeather (5)..................................          41,530                *                     *
Anthony J.M. Groves (6)....................................          11,628                *                     *
Scott C. Collins (7).......................................           3,904                *                     *
James C. New (8)...........................................              --               --                    --
All executive officers and directors as a group (10
  persons) (9).............................................       5,327,258             96.2                  55.9


--------------

* Less than 1%

(1) Represents:

    - 1,372,128.1495 shares of common stock owned by Summit Ventures IV, L.P.;

    - 1,175,557.80 shares of common stock owned by Summit Ventures V, L.P.;

    - 196,570.3285 shares of common stock owned by Summit V Companion Fund, L.P.;

    - 123,800.0 shares of common stock owned by Summit Subordinated Debt Fund II, L.P.;

    - 78,629.2685 shares of common stock owned by Summit V Advisors Fund (QP), L.P.;

    - 29,294.1790 shares of common stock owned by Summit Investors III, L.P.;
      and

    - 24,030.2745 shares of common stock owned by Summit V Advisors Fund, L.P.

   Summit Ventures IV, L.P., Summit Ventures V, L.P., Summit V Companion Fund,
    L.P., Summit Subordinated Debt Fund II, L.P., Summit V Advisors Fund (QP), L.P., Summit Investors III, L.P. and Summit V Advisors Fund, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the Summit Partners Group. Mr. Roberts, one of our directors, is a general partner of Stamps, Woodsum & Co., IV, which is the ultimate general partner of Summit Ventures IV, L.P., a member of Summit Partners, LLC, which is the ultimate general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. and a member of Summit Partner SD II, LLC, which is the general partner of Summit Subordinated Debt Fund II, L.P.

(2) Represents shares described in note (1) above. Mr. Roberts, one of our directors is a member of Summit Partners, LLC and is a member or general partner of affiliates of Summit Partners, LLC, and, as such, has the power to vote or direct the vote of and to dispose of or direct the disposition of the shares owned by the Summit Partners Group. Mr. Roberts disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3) Includes 58,140 shares of common stock which may be acquired upon exercise of stock options that are currently exercisable.

(4) Represents shares of restricted common stock held by Mr. Froio all of which shares will be vested upon the completion of this offering.

(5) Represents shares of restricted common stock held by Ms. Gilfeather all of which shares will be vested upon the completion of this offering.


(6) Represents shares of restricted common stock held by Mr. Groves of which no shares will be vested upon the completion of this offering. All of such shares of restricted common stock will vest on April 30, 1999. Excludes 46,512 shares of common stock which may be acquired upon exercise of unvested stock options, of which 15,504 will vest on April 30, 2000 and an additional 3,878 will vest at the end of each fiscal quarter beginning June 30, 2000 and ending March 31, 2002, and 38,383 shares of common stock which may be acquired upon exercise of unvested stock options, of which 19,191.5 will vest on October 1, 2000 and an additional 3,192.5833 will vest at the end of each fiscal quarter beginning December 31, 2000 and ending March 31, 2002.


(7) Represents shares of common stock owned by Summit Investors III, L.P. in which Mr. Collins holds a pecuniary interest.


(8) Excludes 14,535 shares of common stock which may be acquired upon exercise of unvested stock options, of which 3,631.25 will vest on August 11, 1999 and an additional 908.4375 will vest at the end of each fiscal quarter beginning September 30, 1999 and ending June 30, 2002, and 7,500 shares of common stock which may be acquired upon exercise of unvested stock options, of which 1,875 will vest on April 1, 2000 and an additional 468.75 will vest at the end of each fiscal quarter beginning June 30, 2000 and ending March 31, 2002.



(9) Represents 5,327,258 shares held of record by current executive officers and directors as a group and 207,650 shares subject to options or warrants exercisable within 60 days of April 30, 1999 held by current executive officers and directors as a group.

                          DESCRIPTION OF INDEBTEDNESS

    Our senior bank debt with BankBoston, N.A. and several other lending institutions will remain in place following the completion of the offering. The following is a summary of the material terms of the senior bank debt. Although the material provisions have been accurately summarized, statements concerning the provisions of any documents are not necessarily complete, and in each instance you should refer to the form of the relevant document to be filed as an exhibit to the registration statement. Each statement below is qualified in its entirety by such reference.

SENIOR BANK DEBT


    As of March 31, 1999, as part of our senior bank debt, we had $24.5 million outstanding under a term loan and $2.0 million available under a revolving credit facility. The term loan matures on June 4, 2003, and the revolving credit facility commitment terminates June 4, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    The senior bank debt is secured, with limited exceptions, by a perfected first priority security interest in all our assets owned today and all assets we acquire in the future. We have agreed to pledge as additional collateral all assets owned by any subsidiaries which we may form or acquire in the future, and we have agreed to cause any future subsidiaries to guarantee all outstanding amounts.

    Interest accrues on each base rate loan made under the revolving credit facility at a rate equal to the higher of the interest rate established by BankBoston, N.A. as its base rate or 0.5% above the federal funds effective rate, plus the applicable margin.

    Interest accrues on each LIBOR rate loan made under the revolving credit facility at a rate equal to the rate determined by BankBoston, N.A. at which dollar deposits for the applicable interest period are offered based on information presented on Telerate Page 3750 as of 11:00 a.m. London time on the second LIBOR business day before the first day of the applicable interest period, divided by a number equal to 1.00 minus the eurocurrency reserve rate determined under the loan documents.

    Interest accrues on borrowings under the term loan, at our option, at either of the following rates:

    - to the extent that all or any portion of the term loan bears interest during the applicable interest period at the base rate, the loan will bear interest at the base rate, plus the applicable margin; or

    - to the extent that all or any portion of the term loan bears interest during the applicable interest period at the LIBOR rate, the loan will bear interest at the LIBOR rate, plus the applicable margin.

    The senior bank debt agreements impose a number of affirmative covenants on us, including, without limitation, obligations to:

    - deliver to the lenders financial statements and other periodic reports;

    - provide the lenders notice of defaults, litigation, material events, claims against collateral and judgments;

    - afford the lenders access to our business for inspection purposes;

    - pay all taxes or other assessments when due;

    - comply with applicable laws and contracts;

    - maintain our corporate existence and maintain our properties in good repair; and

    - maintain adequate and suitable insurance for our industry.

    The senior bank debt agreements also impose on us a number of negative covenants, including, without limitation, prohibitions on:



    - incurring indebtedness, other than pursuant to subordinated indebtedness or other limited circumstances;



    - incurring liens on assets, other than in limited circumstances;


    - making investments, except for permitted investments such as government obligations and deposit accounts;


    - making dividend or distribution payments on any class of our capital stock, other than dividends payable in shares of common stock;


    - making any payments to affiliates;


    - entering into any merger or acquisition transaction with any third party or any dissolution transaction;


    - entering into sale leaseback transactions;

    - changing lines of business; and


    - entering into transactions with affiliates, other than on terms as favorable as those obtainable on an arm's length basis in the ordinary course of business.


    We are required under the senior bank debt to meet financial covenants, consisting of (a) a maximum leverage ratio, (b) a minimum debt service coverage ratio and (c) a minimum current ratio of consolidated current assets to consolidate current liabilities.

    The senior bank debt agreements specify events of default, including, without limitation:

    - non-payment of principal when due or interest, fees or other amounts after a three-day grace period;

    - breach of any other agreement in the senior bank debt agreements not cured within 30 days of notice of the breach;

    - default under other agreements governing indebtedness;

    - material breach of any representation or warranty in the agreements;

    - events of bankruptcy or insolvency;

    - failure of the lenders' security interest to be perfected or to have first priority;

    - failure to satisfy material ERISA requirements;

    - any reduction of the ownership of the Summit investors below 25% of the outstanding common stock; and

    - any liquidity event.


    Our senior bank debt agreements, including further detail regarding the affirmative covenants, negative covenants, financial covenants and default provisions of such agreements, are attached as exhibits to our publicly available registration statement of which this prospectus is a part. See "Where You Can Find More Information."



    In connection with our senior bank debt, we also entered into an interest rate collar agreement for the term loan, with a notional amount of $13.0 million, to reduce our exposure to market risks from changes in interest rates. The interest rate collar expires on August 4, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Risk," and notes 2 and 5 of notes to our financial statements included elsewhere in this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    There are 3,539,843 shares of common stock and 24,802.5 shares of series A convertible preferred stock issued and outstanding. In connection with and subject to the closing of the offering, the Summit investors will convert all of the outstanding shares of series A convertible preferred stock into an aggregate of 1,000,000 shares of common stock and 24,802.5 shares of series B redeemable preferred stock. Under the terms of the series B redeemable preferred stock, upon the closing of the offering all of the outstanding shares of series B redeemable preferred stock will be redeemed by us for an aggregate of approximately $36.5 million, together with accrued dividends of approximately $2.2 million as of March 31, 1999. At the same time, the holders of the outstanding warrants will exercise the warrants for 780,005 shares of common stock for an aggregate exercise price of approximately $3.5 million.


    Following the offering, our authorized capital stock will consist of 50,000,000 shares of common stock of which 9,652,348 will be issued and outstanding; and 5,000,000 shares of undesignated preferred stock issuable in one or more series designated by the board of directors, of which no shares will be issued and outstanding.

COMMON STOCK

VOTING RIGHTS

    The holders of common stock have one vote per share. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. Except as otherwise provided by law, amendments to our certificate of incorporation, which will be effective upon consummation of the offering must be approved by a majority of the voting power of the common stock.

DIVIDENDS

    Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

OTHER RIGHTS

    In the event of any merger or consolidation of Stride with or into another company as a result of which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On liquidation, dissolution or winding up of Stride, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

    Following the offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

    Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Stride or the removal of existing management.

REGISTRATION RIGHTS

    Under the terms of the Registration Rights Agreement entered into for the June 1998 leveraged recapitalization, after the date of the recapitalization, any of the Summit investors and our founding stockholders, who in the aggregate hold twenty-five percent of the shares of common stock held by all of them, may demand that we file a registration statement for the registration of at least fifteen percent of their shares under the Securities Act. We are not required to effect more than a total of four of these demand registrations.


    After the closing of the offering, those stockholders also will be entitled to piggyback registration rights in connection with any registration by us of securities for our own account or the account of other stockholders. If we propose to register any shares of common stock under the Securities Act, we are required to give those stockholders notice of the registration and to include their shares in the registration statement. At any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, these stockholders may require us to file an unlimited number of registration statements on Form S-3 with respect to their shares of common stock.


    The registration rights of these stockholders will terminate when the shares held by them may be sold under Rule 144 under the Securities Act. We are generally required to bear all of the expenses of all demand and piggyback registrations, except underwriting discounts and commissions. We also have agreed to indemnify those stockholders under the terms of the Registration Rights Agreement.

INDEMNIFICATION MATTERS

    Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained in improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of the board of directors, non-officer employees may be, indemnified by Stride to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Stride. The by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We also have directors' and officers' insurance against certain liabilities.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Stride as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Stride in which indemnification will be required or permitted.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

    Any amendment to our certificate of incorporation must first be approved by a majority of the board of directors and thereafter approved by a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

BY-LAW PROVISIONS

    Our by-laws provide that a special meeting of stockholders may be called only by the President or the board of directors unless otherwise required by law. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

ABILITY TO ADOPT STOCKHOLDER RIGHTS PLAN

    The board of directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of Stride by means of a merger, tender offer, proxy contest or otherwise if the board of directors determines that such change in control is not in the best interests of Stride and our stockholders. The board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of Stride.

STATUTORY BUSINESS COMBINATION PROVISION

    Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

    - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

    - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

    The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.
Section 203 makes it more
difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contains any such exclusion.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

    We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol STDA.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of the common stock prevailing from time to time. Nonetheless, substantial sales of common stock in the public market following the offering, or the perception that such sales could occur, could lower market price of the common stock or make it difficult for us to raise additional equity capital in the future.


    Following this offering, there will be 9,652,348 shares of common stock outstanding on a fully diluted basis. Of these shares, the 4,350,000 shares which are being sold in the offering generally will be freely transferable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates" as is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining 5,302,348 shares of common stock which will be outstanding after this offering will be "restricted securities" as defined in Rule 144, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144 or any other applicable exemption under the Securities Act. In connection with the offering, our existing officers, directors and stockholders, who hold all of the currently outstanding shares of common stock and will own the remaining 5,302,348 shares of common stock after this offering, have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. Subject to these lock-up agreements, the shares of common stock outstanding upon the closing of this offering will be available for sale in the public market as follows:


APPROXIMATE
 NUMBER OF
   SHARES                                                 DESCRIPTION
------------  ----------------------------------------------------------------------------------------------------

  4,350,000   After the date of this prospectus, freely tradeable shares sold in this offering.

  5,302,348   After 180 days from the date of this prospectus, the lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k), or under a registration statement to register for resale shares of common stock issued upon the exercise of stock options.

    In general, under Rule 144, as currently in effect, a person or persons whose shares are required to be aggregated, including an affiliate of ours, and who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which is expected to be approximately 97,000 shares upon the completion of the offering, or the average weekly trading volume of the common stock during the calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(i) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.


    We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1998 Stock Option and Grant Plan. See "Risk Factors--The future sale of our common stock could adversely affect the market price of our common stock."

    Following the offering, under specified circumstances and subject to customary conditions, the Summit investors and our founding stockholders will have rights with respect to 5,000,010 shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and they will have rights to participate in any future registration of securities by us. We are not required to effect more than an aggregate of four demand registrations on behalf of these holders.


    As of April 30, 1999, 511,612 shares were reserved for issuance under our 1998 Stock Option and Grant Plan, of which options to purchase 339,490 shares were then outstanding. Beginning 180 days after the date of this prospectus, approximately 237,100 shares issuable upon the exercise of vested options will become eligible for sale.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC and BancBoston Robertson Stephens Inc. have severally agreed with us to purchase from us the following respective numbers of shares of common stock.

                                                                               NUMBER OF SHARES
                                                                             ---------------------
Hambrecht & Quist LLC......................................................
BancBoston Robertson Stephens Inc.  .......................................

                                                                                         ---
Total......................................................................
                                                                                         ---
                                                                                         ---

    The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation is that they are committed to purchase all shares of common stock offered by this prospectus if any of the shares are purchased.

    The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price shown on the cover page of this prospectus and to certain dealers at that price less a concession not in excess
of $           per share. The underwriters may allow and the dealers may reallow
a concession not in excess of $           per share to other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

    We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus to purchase up to 652,500 additional shares of common stock at the initial public offering price less the underwriting discount, shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered. We will be obligated, as part of the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock offered.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    Stride, the founding stockholders and a group investment funds associated with Summit Partners, LLC have agreed to indemnify the underwriters against specific liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

    All our stockholders and directors, who will own in the aggregate 5,302,348 shares of common stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted before the closing of this offering, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, these additional options will not be exercisable during that period.

    Before the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among us and the underwriters. Among the factors considered in determining the initial public offering price are prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to us, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant. The estimated initial public offering price range shown on the cover of this prospectus is subject to change as a result of market conditions and other factors.

    Some persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effective syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when the common stock sold by the syndicate member is purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for Stride by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    Our audited financial statements as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and have been so included in reliance upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, parts of which have been omitted as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract or other document are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

    The registration statement can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the SEC's site on the Internet's World Wide Web, located at http://www.sec.gov.


    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                PAGE
                                                                                                                -----

INDEPENDENT AUDITORS' REPORT...............................................................................         F-2

FINANCIAL STATEMENTS:

  Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (Unaudited)...........................         F-3

  Statements of Income for the Years Ended December 31, 1996, 1997 and 1998
    and for the Three Months Ended March 31, 1998 (Unaudited) and 1999 (Unaudited).........................         F-4

  Statements of Common Stockholders' Equity (Deficiency) for the Years Ended December 31, 1996, 1997 and
    1998 and for the Three Months Ended March 31, 1999 (Unaudited).........................................         F-5

  Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998 and for the Three Months
    Ended March 31, 1998 (Unaudited) and 1999 (Unaudited)..................................................         F-6

  Notes to Financial Statements............................................................................         F-7

SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES:

  The information required for supplemental financial statement schedules is either not applicable or is included elsewhere in the financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Stride & Associates, Inc.
Boston, Massachusetts

    We have audited the accompanying balance sheets of Stride & Associates, Inc. (the "Company") as of December 31, 1997 and 1998, and the related statements of income, common stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP



NEW YORK, NEW YORK
FEBRUARY 1, 1999 (MAY 6, 1999 AS TO NOTE 14)


                            ------------------------

                           STRIDE & ASSOCIATES, INC.

                                 BALANCE SHEETS


         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                                                                    DECEMBER 31,        MARCH 31,
                                                                               ----------------------  -----------
                                                                                  1997        1998        1999
                                                                               ----------  ----------  -----------
                                                                                                       (UNAUDITED)
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..................................................  $      736  $    3,683   $   4,079
  Accounts receivable, net of allowances for placement fall-offs and doubtful
    accounts of $380, $640 and 744, respectively (Note 13)...................       2,359       2,832       3,302
  Prepaid expenses and other current assets..................................         125         388         202
                                                                               ----------  ----------  -----------
      Total current assets...................................................       3,220       6,903       7,583
DEBT ISSUANCE COSTS..........................................................          --         142         134
DEFERRED COSTS...............................................................          --         465         712
PROPERTY AND EQUIPMENT, Net..................................................         560         838       1,139
                                                                               ----------  ----------  -----------
TOTAL ASSETS.................................................................  $    3,780  $    8,348   $   9,568
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Accounts payable...........................................................  $       71  $      396   $     708
  Accrued expenses...........................................................         861       2,152       2,680
  Current portion of term loan...............................................          --       3,577       4,002
  Deferred income taxes......................................................          --          75          25
                                                                               ----------  ----------  -----------
      Total current liabilities..............................................         932       6,200       7,415
TERM LOAN....................................................................          --      21,623      20,498
SUBORDINATED DEBENTURES......................................................          --      10,000      10,000
DEFERRED INCOME TAXES........................................................          --         645         550
                                                                               ----------  ----------  -----------
      Total liabilities......................................................         932      38,468      38,463
                                                                               ----------  ----------  -----------
SERIES A CONVERTIBLE PREFERRED STOCK,
  $0.01 par value per share; 24,802.5 shares authorized, issued and
  outstanding as of December 31, 1998 and March 31, 1999.....................          --      25,299      25,965
                                                                               ----------  ----------  -----------
SERIES B REDEEMABLE PREFERRED STOCK,
  $0.01 par value per share; 24,802.5 shares authorized and no shares issued
  and outstanding............................................................          --          --          --
                                                                               ----------  ----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 12)
COMMON STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common Stock, $0.01 par value per share; 50,000,000 shares authorized;
    5,000,000 shares issued and outstanding as of December 31, 1997;
    3,539,843 shares issued and outstanding as of December 31, 1998 and March
    31, 1999.................................................................          50          35          35
  Additional paid-in capital.................................................          --       5,718       5,052
  Deferred compensation......................................................          --        (984)       (882)
  Note receivable from officer and stockholder...............................          --        (160)       (166)
  Retained earnings (accumulated deficit)....................................       2,798     (60,028)    (58,899)
                                                                               ----------  ----------  -----------
      Total common stockholders' equity (deficiency).........................       2,848     (55,419)    (54,860)
                                                                               ----------  ----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)......................  $    3,780  $    8,348   $   9,568
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------


                       See notes to financial statements.

                           STRIDE & ASSOCIATES, INC.


                              STATEMENTS OF INCOME


                           (IN THOUSANDS OF DOLLARS)


                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                                  YEARS ENDED DECEMBER 31,           MARCH 31,
                                                               -------------------------------  --------------------
                                                                 1996       1997       1998       1998       1999
                                                               ---------  ---------  ---------  ---------  ---------
                                                                                                    (UNAUDITED)
NET REVENUES (Note 13).......................................  $  10,614  $  19,187  $  28,804  $   5,879  $   8,427
COST OF SERVICES.............................................      3,742      6,426      9,849      2,081      2,869
                                                               ---------  ---------  ---------  ---------  ---------
GROSS PROFIT.................................................      6,872     12,761     18,955      3,798      5,558
OPERATING EXPENSES...........................................      2,460      4,655      8,305      1,749      2,692
MANAGEMENT FEES (Note 13)....................................      3,719      7,620      2,869      1,533         --
NON-RECURRING RECAPITALIZATION COSTS (Note 11)...............         --         --      2,239         --        102
                                                               ---------  ---------  ---------  ---------  ---------
INCOME FROM OPERATIONS.......................................        693        486      5,542        516      2,764
OTHER INCOME (EXPENSE):
  Interest income............................................         85         38        108         18         41
  Interest expense...........................................        (23)       (11)    (1,856)        --       (776)
                                                               ---------  ---------  ---------  ---------  ---------
INCOME BEFORE PROVISION FOR INCOME TAXES.....................        755        513      3,794        534      2,029
PROVISION FOR INCOME TAXES...................................         23         62      1,935         --        900
                                                               ---------  ---------  ---------  ---------  ---------
NET INCOME...................................................        732        451      1,859        534      1,129
PREFERRED STOCK DIVIDENDS....................................         --         --      1,553         --        666
                                                               ---------  ---------  ---------  ---------  ---------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS..................  $     732  $     451  $     306  $     534  $     463
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
NET INCOME PER COMMON SHARE:
  Basic......................................................  $    0.15  $    0.09  $    0.07  $    0.11  $    0.13
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
  Diluted....................................................  $    0.15  $    0.09  $    0.06  $    0.11  $    0.09
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic......................................................      5,000      5,000      4,158      5,000      3,540
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------
  Diluted....................................................      5,000      5,000      4,734      5,000      5,009
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------


                       See notes to financial statements.

                           STRIDE & ASSOCIATES, INC.

             STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)


                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     AND THREE MONTHS ENDED MARCH 31, 1999


                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                                                      NOTE           RETAINED
                                               COMMON STOCK         ADDITIONAL                     RECEIVABLE        EARNINGS
                                         -------------------------    PAID-IN      DEFERRED     FROM OFFICER AND   (ACCUMULATED
                                            SHARES       AMOUNT       CAPITAL    COMPENSATION      STOCKHOLDER       DEFICIT)
                                         ------------  -----------  -----------  -------------  -----------------  ------------
BALANCE, JANUARY 1, 1996...............     5,000,000   $      50    $  --         $  --            $  --           $    1,615
  Net income...........................       --           --           --            --               --                  732
                                         ------------         ---   -----------  -------------          -----      ------------
BALANCE, DECEMBER 31, 1996.............     5,000,000          50       --            --               --                2,347
  Net income...........................       --           --           --            --               --                  451
                                         ------------         ---   -----------  -------------          -----      ------------
BALANCE, DECEMBER 31, 1997.............     5,000,000          50       --                --               --            2,798
  "S" corporation distributions........       --           --           --            --               --                 (929)
  Issuance of common stock.............     1,237,505          12        5,185        --               --               --
  Common stock warrants granted in
    connection with the issuance of
    Series A Convertible Preferred
    Stock..............................       --           --            1,057        --               --               --
  Direct costs of common and preferred
    stock issuance.....................       --           --             (349)       --               --               --
  Issuance of restricted stock.........       302,338           3        1,378        (1,221)            (160)          --
  Repurchase of common stock...........    (3,000,000)        (30)      --            --               --              (63,756)
  Dividends on Series A Convertible
    Preferred Stock....................       --           --           (1,553)       --               --               --
  Compensation expense recognized......       --           --           --               237           --               --
  Net income...........................       --           --           --            --               --                1,859
                                         ------------         ---   -----------  -------------          -----      ------------
BALANCE, DECEMBER 31, 1998.............     3,539,843          35        5,718          (984)            (160)         (60,028)
  Dividends on Series A Convertible
    Preferred Stock (Unaudited)........            --          --         (666)           --               --               --
  Compensation expense recognized
    (Unaudited)........................            --          --           --           102               --               --
  Interest on Note Receivable from
    Officer and Stockholder
    (Unaudited)........................            --          --           --            --               (6)              --
  Net income (Unaudited)...............            --          --           --            --               --            1,129
                                         ------------         ---   -----------  -------------          -----      ------------
BALANCE, MARCH 31, 1999 (Unaudited)....     3,539,843   $      35    $   5,052     $    (882)       $    (166)      $  (58,899)
                                         ------------         ---   -----------  -------------          -----      ------------
                                         ------------         ---   -----------  -------------          -----      ------------


                                           TOTAL
                                         ----------
BALANCE, JANUARY 1, 1996...............  $    1,665
  Net income...........................         732
                                         ----------
BALANCE, DECEMBER 31, 1996.............       2,397
  Net income...........................         451
                                         ----------
BALANCE, DECEMBER 31, 1997.............       2,848
  "S" corporation distributions........        (929)
  Issuance of common stock.............       5,197
  Common stock warrants granted in
    connection with the issuance of
    Series A Convertible Preferred
    Stock..............................       1,057
  Direct costs of common and preferred
    stock issuance.....................        (349)
  Issuance of restricted stock.........      --
  Repurchase of common stock...........     (63,786)
  Dividends on Series A Convertible
    Preferred Stock....................      (1,553)
  Compensation expense recognized......         237
  Net income...........................       1,859
                                         ----------
BALANCE, DECEMBER 31, 1998.............     (55,419)
  Dividends on Series A Convertible
    Preferred Stock (Unaudited)........        (666)
  Compensation expense recognized
    (Unaudited)........................         102
  Interest on Note Receivable from
    Officer and Stockholder
    (Unaudited)........................          (6)
  Net income (Unaudited)...............       1,129
                                         ----------
BALANCE, MARCH 31, 1999 (Unaudited)....  $  (54,860)
                                         ----------
                                         ----------


                       See notes to financial statements.

                           STRIDE & ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS


                           (IN THOUSANDS OF DOLLARS)



                                                                                                      THREE MONTHS ENDED
                                                                       YEARS ENDED DECEMBER 31,           MARCH 31,
                                                                   --------------------------------  --------------------
                                                                     1996       1997        1998       1998       1999
                                                                   ---------  ---------  ----------  ---------  ---------
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................  $     732  $     451  $    1,859  $     534  $   1,129
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization................................         95        180         251         56         92
    Provision for doubtful accounts receivable...................        247        180         205        137        104
    Amortization of deferred compensation........................         --         --         237         --        102
    Amortization of debt issuance costs..........................         --         --          19         --          8
    Deferred income taxes........................................         --         --         720         --       (145)
    Other........................................................         15         --          --         --         (6)
    Changes in operating assets and liabilities:
      Accounts receivable........................................       (615)      (721)       (678)        29       (574)
      Prepaid expenses and other current assets..................        (81)       (11)       (263)       (65)       186
      Accounts payable...........................................        (45)       (85)        325         57        312
      Accrued expenses...........................................         93        562       1,291        150        528
                                                                   ---------  ---------  ----------  ---------  ---------
        Net cash provided by operating activities................        441        556       3,966        898      1,736
                                                                   ---------  ---------  ----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES --
  Purchases of property and equipment............................       (152)      (463)       (529)      (168)      (393)
                                                                   ---------  ---------  ----------  ---------  ---------
        Net cash used in investing activities....................       (152)      (463)       (529)      (168)      (393)
CASH FLOWS FROM FINANCING ACTIVITIES:
  S corporation distributions....................................         --         --        (929)        --         --
  Proceeds from issuance of common stock.........................         --         --       5,197         --         --
  Proceeds from issuance of Series A Convertible Preferred Stock
    and warrants.................................................         --         --      24,803         --         --
  Direct costs of common and preferred stock issuance............         --         --        (349)        --         --
  Proceeds from issuance of subordinated debentures..............         --         --      10,000         --         --
  Borrowings under term loan.....................................         --         --      26,000         --         --
  Repayments under term loan.....................................         --         --        (800)        --       (700)
  Debt issuance costs............................................         --         --        (161)        --         --
  Repurchase of common stock.....................................         --         --     (63,786)        --         --
  Deferred costs.................................................         --         --        (465)        --       (247)
  Decrease in notes receivable from stockholders.................       (286)       640          --         --         --
                                                                   ---------  ---------  ----------  ---------  ---------
        Net cash provided by (used in) financing activities......       (286)       640        (490)        --       (947)
                                                                   ---------  ---------  ----------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS........................          3        733       2,947        730        396
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.....................          0          3         736        736      3,683
                                                                   ---------  ---------  ----------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR...........................  $       3  $     736  $    3,683  $   1,466  $   4,079
                                                                   ---------  ---------  ----------  ---------  ---------
                                                                   ---------  ---------  ----------  ---------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest.........................  $      23  $      11  $    1,837  $      --  $     768
                                                                   ---------  ---------  ----------  ---------  ---------
                                                                   ---------  ---------  ----------  ---------  ---------
  Cash paid during the year for income taxes.....................  $      48  $      62  $    1,347  $      --  $      10
                                                                   ---------  ---------  ----------  ---------  ---------
                                                                   ---------  ---------  ----------  ---------  ---------


                       See notes to financial statements

                           STRIDE & ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS


    YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND THE THREE MONTHS ENDED
           MARCH 31, 1998 AND 1999 (INFORMATION AS IT RELATES TO THE
            THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)


1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    NATURE OF BUSINESS--Stride & Associates, Inc. (the "Company") was formed on October 7, 1994 and commenced operations on January 1, 1995. The Company operates in one business segment and is a leading provider of information technology professionals on a permanent, full-time basis. At December 31, 1998, the Company had 12 offices in New York, California, Massachusetts and Georgia. In January 1999, the Company opened three new offices in Chicago, Illinois, Atlanta, Georgia and Los Angeles, California.

    On June 4, 1998, the Company engaged in a leveraged recapitalization of the Company (the "Recapitalization") pursuant to which, (i) the Company borrowed $26.0 million under a term loan agreement (ii) the Company received $10.0 million in cash from an investor in connection with the issuance of Subordinated Debentures (iii) the Company received $24,802,500 in cash from an investor in connection with the issuance of 24,802.5 shares of Series A Convertible Preferred Stock and warrants to purchase 762,505 shares of common stock at an exercise price of $4.62 per share (iv) the Company received $5,197,500 in cash from an investor in connection with the issuance of 1,237,505 shares of common stock, and (v) the Company paid $63,786,100 in cash to reacquire 3,000,000 shares of common stock (the "Redemption Shares") from the founding stockholders. Upon the surrender of the Redemption Shares to the Company, the Company cancelled such Redemption Shares, which shares thereafter ceased to be issued and outstanding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    REVENUE RECOGNITION--Placement fee revenues are recognized at the effective hire date of the individual placed, net of the appropriate allowance for placement fall-offs. The Company's placement contracts typically provide a 30-day refundable guarantee under which the Company will refund payments to the customer if the placed candidate ceases to be employed for any reason at the end of the 30-day period.



    The table below depicts the activity in the allowances for placement fall-offs and doubtful accounts for the years ended December 31, 1996, 1997 and 1998:



                                                                  ALLOWANCE FOR
                                                                    PLACEMENT          ALLOWANCE FOR        TOTAL
                                                                    FALL-OFFS        DOUBTFUL ACCOUNTS   ALLOWANCES
                                                                ------------------  -------------------  -----------
Balance, January 1, 1996......................................      $      106           $     130        $     236
Charged to operating expenses.................................              --                 247              247
Charged against revenues......................................             584                  --              584
Amounts written off...........................................            (570)               (252)            (822)
                                                                       -------               -----       -----------
Balance, December 31, 1996....................................             120                 125              245
Charged to operating expenses.................................              --                 180              180
Charged against revenues......................................           1,151                  --            1,151
Amounts written off...........................................          (1,071)               (125)          (1,196)
                                                                       -------               -----       -----------
Balance, December 31, 1997....................................             200                 180              380
Charged to operating expenses.................................              --                 205              205
Charged against revenues......................................           1,711                  --            1,711
Amounts written off...........................................          (1,604)                (52)          (1,656)
                                                                       -------               -----       -----------
Balance, December 31, 1998....................................      $      307           $     333        $     640
                                                                       -------               -----       -----------
                                                                       -------               -----       -----------

                           STRIDE & ASSOCIATES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS--Cash equivalents represent investments with maturities of three months or less and are stated at carrying value, which approximates market value.

    DEBT ISSUANCE COSTS--Debt issuance costs relate to the costs associated with obtaining the term loan and revolving credit facility, and are being amortized on a straight-line basis over the five-year term of the related debt and are included in interest expense.

    DEFERRED COSTS--Deferred costs include costs associated with the Company's proposed initial public offering. Such costs will be charged against additional paid-in capital upon the effective date of the initial public offering.

    PROPERTY AND EQUIPMENT--Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets (3 to 5 years). Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated useful lives of the improvements (5 years).

    LONG-LIVED ASSETS--In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), which requires the Company to periodically assess the recoverability of the carrying value of long-lived assets, including intangible assets, property and equipment, based on estimated undiscounted cash flows on an individual asset basis. If the estimated undiscounted cash flows are less than the carrying value, an impairment loss is charged to operations based on the difference between the carrying amount and the estimated discounted cash flows. The adoption of SFAS 121 did not have a material impact on the Company's financial statements.

    INCOME TAXES--Prior to the Recapitalization, the Company was an "S" corporation, pursuant to the Internal Revenue Code. Under the "S" corporation election, all of the Company's income, deductions and credits are passed through to, and taken into account by, the Company's stockholders in computing their own taxable income. No provision for Federal income taxes has been recorded in the accompanying financial statements for the periods prior to the Recapitalization. A provision for state and local taxes has been recorded in the accompanying financial statements for those jurisdictions which tax "S" corporations. Upon consummation of the Recapitalization, the Company terminated its "S" corporation status.

    The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.


    NET INCOME PER COMMON SHARE--Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average common shares outstanding. Diluted net income per common share further assumes the issuance of common shares for all dilutive outstanding common stock equivalents. For the years ended December 31, 1996 and 1997 and the three months ended March 31, 1998, there were no outstanding common stock equivalents. For the year ended December 31, 1998 and the three months ended March 31, 1999, the effect of dilutive common stock equivalents was approximately 576,000 shares and 1,000,000 shares, respectively, resulting from the

                           STRIDE & ASSOCIATES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

assumed conversion of the Series A Convertible Preferred Stock. The effect of outstanding options and warrants for the year ended December 31, 1998 and the three months ended March 31, 1999 was zero and approximately 469,000 shares, respectively.


    STOCK SPLIT--Effective June 4, 1998, the Company authorized a 5,000 for one stock split effected in the form of a stock dividend. All share and per share data in these financial statements have been retroactively restated to reflect this stock split.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

1. CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED EXPENSES--The carrying amounts approximate fair value because of the short maturity of these instruments.

2. TERM LOAN AND SUBORDINATED DEBENTURES--The carrying amounts approximate fair value based on borrowing rates currently available to the Company for debt with similar terms.

3. NOTE RECEIVABLE FROM OFFICER AND STOCKHOLDER--The carrying amount approximates fair value based on the Company's estimate of the current replacement cost of this instrument.

4. SERIES A CONVERTIBLE PREFERRED STOCK--The carrying amount approximates fair value due to the relatively short period of time between the issuance of this instrument and the balance sheet date, and the Company's estimate of the current replacement cost of this instrument.

5. INTEREST RATE COLLAR--The carrying value of the financial instrument is $0 and the approximate fair value at December 31, 1998 is a liability of approximately $125,000, based on the net present value of the future expected cash flows using the current LIBOR yield curve at December 31, 1998.


    UNAUDITED INTERIM FINANCIAL STATEMENTS--In the opinion of management, the unaudited financial statements for the three months ended March 31, 1998 and 1999 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results thereof. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.



    INTEREST RATE COLLAR AGREEMENT--The Company's interest rate collar agreement is designated and effective as a modification to an existing debt obligation to reduce the impact of changes in the interest rate on its floating rate borrowings and, accordingly, is accounted for using the settlement method of accounting. The differential to be paid or received under the interest rate collar agreement is accrued as interest rates change and is recognized as an adjustment to interest expense. The Company considers collar terms including the reference rate, payment and maturity dates and the notional amount in determining if an interest rate collar agreement is effective at modifying an existing debt obligation. If the criteria for designation are no longer met or the underlying instrument is extinguished, the Company will account for its outstanding collar agreement at fair market value and any resulting gain or loss will be recognized as other income or expense. Any gains or losses on the early termination of the collar agreement will be deferred and amortized over the shorter of the remaining useful life of the hedged existing debt obligation or the original life of the interest rate collar agreement.


    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                           STRIDE & ASSOCIATES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain prior year balances have been reclassified to conform with current year classifications.

    EFFECT OF NEW ACCOUNTING PRONOUNCEMENT--During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. Measurement is at fair value, and if the derivative is not designated as a hedging instrument, changes in fair value (i.e., gains and losses) are to be recognized in earnings in the period of change. If certain conditions are met, a derivative may be designated as a hedge, in which case the accounting for changes in fair value will depend on the specific exposure being hedged. The method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge. The methods must be consistent with the Company's approach to managing risk. SFAS 133 will be effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the impact that SFAS 133 will have on its financial statements.

3. PROPERTY AND EQUIPMENT, NET

    Property and equipment, net, consists of the following:


                                                                       DECEMBER 31,       MARCH 31,
                                                                   --------------------  -----------
                                                                     1997       1998        1999
                                                                   ---------  ---------  -----------
                                                                       (IN THOUSANDS OF DOLLARS)
Computer equipment...............................................  $     178  $     307   $     378
Furniture and fixtures...........................................        662        942       1,245
Leasehold improvements...........................................        123        231         250
                                                                   ---------  ---------  -----------
                                                                         963      1,480       1,873
Less accumulated depreciation and amortization...................        403        642         734
                                                                   ---------  ---------  -----------
Property and equipment--net......................................  $     560  $     838   $   1,139
                                                                   ---------  ---------  -----------
                                                                   ---------  ---------  -----------


    During 1997 and 1998, approximately $20,000 and $12,000 of fully depreciated computer equipment was written-off.

                           STRIDE & ASSOCIATES, INC.

4. ACCRUED EXPENSES

    Accrued expenses consist of the following:


                                                                       DECEMBER 31,       MARCH 31,
                                                                   --------------------  -----------
                                                                     1997       1998        1999
                                                                   ---------  ---------  -----------
                                                                       (IN THOUSANDS OF DOLLARS)
Employee compensation............................................  $     551  $   1,412   $   1,025
Advertising......................................................         74        120         150
Income taxes payable.............................................         --         --         904
Other............................................................        236        620         601
                                                                   ---------  ---------  -----------
Total............................................................  $     861  $   2,152   $   2,680
                                                                   ---------  ---------  -----------
                                                                   ---------  ---------  -----------


5. TERM LOAN AND REVOLVING CREDIT FACILITY

    The Company has an available line of credit with a bank totaling $300,000. Borrowings under this line of credit bear interest at the prime rate (the prime rate being 7.75 percent at December 31, 1998) plus one percent. The line of credit expires December 31, 1999. There were no borrowings under this line of credit as of December 31, 1997 and 1998.

    In connection with the Recapitalization, the Company borrowed $26.0 million under a term loan agreement with a number of lending institutions (the "Term Loan"). Additionally, a $2.0 million revolving credit facility (the "Credit Facility") was also obtained from the same lending institutions, to provide for working capital requirements, and such Credit Facility expires in June 2003. There were no borrowings under the Credit Facility as of December 31, 1998. The Term Loan is payable in twenty consecutive quarterly payments, payable on the last day of each calendar quarter commencing on September 30, 1998, with a final payment representing the remaining unpaid principal balance due on June 4, 2003. In addition, the Company is required to make mandatory annual repayments equal to fifty percent of excess cash flow, as defined, no later than 120 days after the end of the fiscal year end. As of December 31, 1998, approximately $777,000 representing mandatory payments for excess cash flow for the period from June 4, 1998 to December 31, 1998, is included in the current portion of term loan on the accompanying balance sheet. In the event of an Asset Sale, as defined, or Equity Issuance, as defined, all of the net proceeds must be applied first to repay the remaining outstanding balance of the Term Loan (see Note 14). Minimum required repayments of the Term Loan are as follows:

                             YEAR ENDING
                            DECEMBER 31,
                            -------------                                      AMOUNT
                                                                       -----------------------
                                                                          (IN THOUSANDS OF
                                                                                DOLLARS)
  1999...............................................................        $     3,577
  2000...............................................................              4,500
  2001...............................................................              6,300
  2002...............................................................              7,300
  2003...............................................................              3,523
                                                                                 -------
  Total..............................................................        $    25,200
                                                                                 -------
                                                                                 -------

    Borrowings under the Term Loan and Credit Facility bear interest at the bank's base rate, as defined, plus the applicable margin (ranging between 25 and 100 basis points), or at the LIBOR rate plus the applicable margin (ranging between 150 and 225 basis points). Such margins are subject to

                           STRIDE & ASSOCIATES, INC.

5. TERM LOAN AND REVOLVING CREDIT FACILITY (CONTINUED) reduction based upon the achievement of certain performance targets, as defined. The Company's borrowing rate at December 31, 1998 was 7.03 percent per annum. The Company must also pay a commitment fee of 0.375 percent per annum. The Term Loan and Credit Facility are secured by substantially all of the assets of the Company.

    The Term Loan and Credit Facility, among other matters, requires the Company to maintain certain leverage, debt service and current ratios and places restrictions on additional indebtedness and the payment of dividends.

    Additionally, effective August 4, 1998, the Company entered into an interest rate collar agreement (the "Collar") with a notional amount of $13.0 million related to the Term Loan to reduce its exposure to market risks from changes in interest rates. The Collar expires on August 4, 2000. Under the terms of the Collar, if the floating rate option is greater than the cap rate of 7.75 percent (inclusive of the applicable margin at December 31, 1998), the bank will pay the Company an amount equal to the difference of the two rates. If the floating rate option is less than the floor rate of 7.38 percent (inclusive of the applicable margin at December 31, 1998), the Company will pay the bank an amount equal to the difference of the two rates. If the floating rate option is equal to or between the floor rate of 7.38 percent and the cap rate of 7.75 percent, no payments will be made. The payment dates are on the last business days of March, June, September and December in each year. Income or expense with respect to the Collar is recorded as a component of interest expense on the accompanying statement of income.

    At December 31, 1998, the fair market value of the Collar, as discussed in
Note 2, was calculated on the assumption that the underlying LIBOR rates will continue to decrease through the remaining term of the Collar. As such, the Company's obligation to make payments under the terms of the Collar will be largely offset by the impact of lower LIBOR rates on the balance of the Term Loan.

6. SUBORDINATED DEBENTURES

    The Subordinated Debentures (the "Debentures") bear interest at 12 percent per annum, payable quarterly. Upon an occurrence of an Event of Default, as defined, any unpaid principal balance may become due upon demand and shall bear an interest rate of 14 percent per annum. The Debentures mature on August 4, 2003. The Debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Debentures are required to be repaid in full upon consummation of a Liquidity Event, as defined. The Company can repay the Debentures in whole or from time to time in installments of not less than $100,000, without premium or penalty.

7. INCOME TAXES

    The provision for income taxes for the years ended December 31, 1996 and 1997, and through the consummation of the Recapitalization on June 4, 1998, represents state and local taxes for those jurisdictions that impose a tax on "S" corporations. Upon consummation of the Recapitalization, the Company terminated its "S" corporation status.

                           STRIDE & ASSOCIATES, INC.

7. INCOME TAXES (CONTINUED)
    The provision for income taxes consists of the following:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1996       1997       1998
                                                                       ---------  ---------  ---------
                                                                          (IN THOUSANDS OF DOLLARS)
Current:
  Federal............................................................  $      --  $      --  $     787
  State and local....................................................         23         62        428
                                                                       ---------  ---------  ---------
                                                                              23         62      1,215
                                                                       ---------  ---------  ---------
Deferred:
  Federal............................................................         --         --        493
  State and local....................................................         --         --        227
                                                                       ---------  ---------  ---------
                                                                              --         --        720
                                                                       ---------  ---------  ---------
                                                                       $      23  $      62  $   1,935
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The income tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                                        DECEMBER 31, 1998
                                                               -----------------------------------
                                                                 CURRENT     LONG-TERM     TOTAL
                                                               -----------  -----------  ---------
                                                                    (IN THOUSANDS OF DOLLARS)
Deferred tax assets:
  Allowance for doubtful accounts............................   $     277    $      --   $     277
  Difference between book and tax basis of property and
    equipment................................................          --           29          29
  Accrued straight-line rent.................................          28           --          28
                                                                    -----        -----   ---------
                                                                      305           29         334
                                                                    -----        -----   ---------
Deferred tax liabilities:
  Deferred compensation......................................        (151)        (215)       (366)
  Change from cash to accrual basis..........................        (229)        (459)       (688)
                                                                    -----        -----   ---------
                                                                     (380)        (674)     (1,054)
                                                                    -----        -----   ---------
Net deferred tax liabilities.................................   $     (75)   $    (645)  $    (720)
                                                                    -----        -----   ---------
                                                                    -----        -----   ---------

                           STRIDE & ASSOCIATES, INC.

7. INCOME TAXES (CONTINUED)
    The difference between the statutory Federal tax rate and the Company's effective tax rate is as follows (as a percentage of pre-tax income):

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1996       1997       1998
                                                                  ---------  ---------  ---------
Statutory Federal income tax rate...............................       34.0%      34.0%      34.0%
State and local income taxes (net of Federal tax benefit).......        3.0       12.1       12.3
Exempt income due to "S" corporation status.....................      (34.0)     (34.0)     (10.8)
Change in tax status............................................         --         --       11.0
Other...........................................................         --         --        4.5
                                                                  ---------  ---------  ---------
Effective tax rate..............................................        3.0%      12.1%      51.0%
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

8. PREFERRED STOCK AND WARRANTS

    Each share of Series A Non-voting Convertible Preferred Stock ("Series A Preferred Stock") may, at the election of the holder, be converted into one share of Series B Non-voting Redeemable Preferred Stock ("Series B Preferred Stock") and 40.3185 shares of common stock (which represents a total of 1,000,000 shares of common stock). Upon the conversion of the Series A Preferred Stock to Series B Preferred Stock, the Company will reduce the balance applicable to the preferred stock by $4.2 million, which represents the fair value allocation of the cash proceeds received at issuance attributable to the 1,000,000 shares of common stock, and increase common stock and additional paid-in capital. The Series A Preferred Stock shall pay dividends of nine percent per annum of the Base Liquidation Amount ($1,209.56 per share) when and as declared by the Board of Directors. To the extent not paid, dividends shall cumulate and compound annually. Upon conversion of the Series A Preferred Stock, any dividends which have cumulated and have not been paid shall attach to the Series B Preferred Stock into which such Series A Preferred Stock is convertible and thereafter shall be payable with respect to the Series B Preferred Stock. In the event of a Liquidity Event, as defined, the holders of the Series A Preferred Stock shall be entitled to be paid an amount in cash equal to (i) $1,470.13 per share, plus (ii) all accrued and unpaid dividends, plus (iii) the amount which would have been payable with respect to the shares of common stock issuable upon conversion of the Series A Preferred Stock had such conversion occurred immediately prior to such Liquidity Event (collectively, the "Series A Liquidation Amount").

    The holders of a majority of the Series B Preferred Stock may, at their election and upon the consummation of a Liquidity Event, as defined, require the Company to redeem all the Series B Preferred Stock. In the event of a Liquidity Event, as defined, the holders of the Series B Preferred Stock shall be entitled to be paid an amount in cash equal to (i) $1,470.13 per share, plus (ii) all accrued and unpaid dividends (collectively, the "Series B Liquidation Amount" and together with the Series A Liquidation Amount, the "Liquidation Amount"). The Series B Preferred Stock shall pay a dividend of nine percent per annum of the Base Liquidation Amount ($1,209.56 per share) when and as declared by the Board of Directors. To the extent not paid, dividends shall cumulate and compound annually.

    Upon an initial public offering, the Company shall redeem all of the shares of Series A and Series B Preferred Stock at the Liquidation Amount, except that, with respect to the Series A Preferred Stock, the Company shall issue the shares of common stock in lieu of the cash payment which would

                           STRIDE & ASSOCIATES, INC.

8. PREFERRED STOCK AND WARRANTS (CONTINUED) otherwise be required upon a Liquidity Event. Prior to the redemption of the Series A Preferred Stock, the Company will reduce the Series A Preferred Stock by $4.2 million, which represents the fair value allocation of the cash proceeds received at issuance attributable to the 1,000,000 shares of common stock, and increase common stock and additional paid-in capital.

    The Company is prohibited from paying dividends on its common stock without the consent of a majority of the holders of the outstanding shares of Series A and Series B Preferred Stock (the "Preferred Stock"). In the event the holders of the Series A Preferred Stock consent to the payment of a dividend to the common stockholders, the holders of the Series A Preferred Stock would be entitled to be paid a dividend equal to the amount which would have been paid to them had they held the shares of common stock into which the Series A Preferred Stock is convertible immediately prior to the record date of payment of such dividends.

    In connection with the issuance of the Series A Preferred Stock to an investor, the Company also issued warrants to purchase 762,505 shares of common stock at an exercise price of $4.62 per share. The warrants expire on June 4, 2008. If the Series A or Series B Preferred Stock is ever redeemed, the Company may require the holders of the warrants to exercise any warrants then outstanding in full and offset the redemption amount with the proceeds from the exercise of the warrants. The fair value of the warrants was approximately $1,057,000, as determined by the Black-Scholes method, and recorded as an increase in additional paid-in capital.

9. COMMON STOCKHOLDERS' EQUITY (DEFICIENCY)

    In connection with the Recapitalization, the Board of Directors and the stockholders of the Company adopted the 1998 Stock Option and Grant Plan (the "Plan"). The Plan permits the Company to (i) grant incentive stock options, (ii) grant non-qualified stock options and (iii) issue or sell common stock with vesting or other restrictions ("Restricted Stock") or without restrictions. These grants may be made to officers, employees, directors, consultants, advisors and other key persons of the Company. Options which are designated as incentive stock options under the Plan may be granted with an exercise price not less than fair market value of the underlying shares at the date of grant and are subject to certain limitations specified in Section 422 of the Internal Revenue Code. Non-qualified stock options may be granted at prices which are less than the fair market price of the underlying shares on the date of grant. The rights to exercise the options generally vest in annual increments over a period of up to four years from the grant date. The Plan provides for the issuance of up to 813,950 shares of common stock. At December 31, 1998, 1,056,112 shares of common stock were reserved for issuance upon the exercise of outstanding warrants and stock options and 218,005 shares of common stock were available for future grant under the Plan.

    During the year ended December 31, 1998, options to purchase 293,607 shares of common stock were granted at a weighted average exercise price of $19.21 per share. At December 31, 1998, options to purchase 293,607 shares of common stock were outstanding with exercise prices ranging from $20.64 to $13.76 per share. At December 31, 1998, options to purchase 232,560 shares of common stock were exercisable at a weighted average exercise price of $20.64 per share.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Compensation Issued to Employees," and selected interpretations, in accounting for its option plans. Accordingly, as options have been granted at exercise prices equal to or in excess of fair market value on the date of grant, no compensation expense has been recognized by the Company in connection

                           STRIDE & ASSOCIATES, INC.

9. COMMON STOCKHOLDERS' EQUITY (DEFICIENCY) (CONTINUED) with its stock option issuances. Had compensation cost for the Company's stock options been determined based upon the fair value at the date of grant consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income available to common stockholders and related per share amounts would not have changed for the year ended December 31, 1998. The weighted average fair value of the options granted during the year ended December 31, 1998 is estimated at $-0- per share on the date of grant (using the minimum value method) with the following weighted average assumptions; zero volatility, risk-free interest rate of 5.5 percent, and expected life of five years.

    In June 1998, the Company issued 290,710 shares of restricted common stock to certain key employees of the Company. The Company recorded deferred compensation of approximately $1,221,000 related to this restricted stock. The Company is amortizing the deferred compensation over the three-year vesting period of the stock. Upon the effective date of an initial public offering of the Company's common stock, the vesting of the restricted stock accelerates to become fully vested. In June 1998, the Company sold approximately 11,628 shares of restricted common stock to an officer and stockholder of the Company for approximately $160,000. In connection with the sale, the Company issued a note receivable from the officer and stockholder for approximately $160,000. The note receivable from an officer and stockholder matures on July 14, 2002 and bears interest at six percent per annum. The note is required to be prepaid to the extent of the after-tax net proceeds realized from the sale of the restricted common stock and is secured by a pledge of the restricted common stock, with recourse to the officer and stockholder's personal assets limited to twenty-five percent of the principal and accrued and unpaid interest thereon.

10. EMPLOYEE BENEFIT PLAN

    On January 1, 1992, Bond Technologies, Inc. ("Bond"), a corporation under the common control of the stockholders of the Company, established the Bond Technologies 401(k) Savings Plan (the "401(k) Plan") covering substantially all employees who have at least one year of service. This 401(k) Plan was subsequently amended to include employees of the Company. Under the terms of the 401(k) Plan, the Company may make a discretionary contribution equal to a percentage of the amounts contributed by the participants. As of December 31, 1996, 1997 and 1998, the Company matched 25 percent of the first 4 percent of salary contributed by each employee. The Company's matching contributions under the 401(k) Plan for the years ended December 31, 1996, 1997 and 1998 were $18,000, $25,000 and $50,000, respectively. Effective January 1, 1999, the Company established its own 401(k) Savings Plan with terms identical to the 401(k) Plan.

11. NON-RECURRING RECAPITALIZATION COSTS

    In connection with the Recapitalization, the Company paid special non-recurring bonuses of approximately $1,967,000 (inclusive of the Company's portion of related payroll taxes), and incurred approximately $35,000 related to other costs of the Recapitalization which are included in the caption non-recurring recapitalization costs on the accompanying statement of income for the year ended December 31, 1998. Also included in non-recurring recapitalization costs is amortization expense relating to deferred compensation (see Note 9) of approximately $237,000.

                           STRIDE & ASSOCIATES, INC.

12. COMMITMENTS AND CONTINGENCIES

    As of December 31, 1998, the Company was obligated to make rental payments under noncancelable lease agreements which provide for escalations based on real estate taxes and other costs. The minimum annual rental commitments under noncancelable leases having an initial or remaining term of more than one year from December 31, 1998 are as follows:

YEAR ENDING DECEMBER 31,
-----------------------------------------------------------------------------------------          AMOUNT
                                                                                           -----------------------
                                                                                              (IN THOUSANDS OF
                                                                                                   DOLLARS)
      1999...............................................................................         $     951
      2000...............................................................................               879
      2001...............................................................................               817
      2002...............................................................................               573
      2003...............................................................................               307
      Thereafter.........................................................................               274
                                                                                                     ------
                                                                                                  $   3,801
                                                                                                     ------
                                                                                                     ------

    Rent expense for the years ended December 31, 1996, 1997 and 1998 was $300,000, $517,000 and $889,000, respectively.

    The Company has an employment agreement with its President and Chief Executive Officer, the terms of which expire on June 4, 2001. Such agreement provides for annual compensation of $400,000 per year, as well as incentive bonuses that are payable if specified earnings targets are achieved.

    The Company has been, from time to time, involved in various litigation matters arising in the ordinary course of business. The Company believes that the resolution of currently pending legal proceedings, either individually or taken as a whole, will not have an adverse effect on the Company, its business and its financial statements.

13. RELATED PARTY TRANSACTIONS

    The Company had an arrangement with various affiliated companies, owned by the individual stockholders of the Company, whereby the individual stockholders provide management services to the Company at a fee, plus certain allocated and out-of-pocket expenses. The services provided include consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to the affiliated companies for these services amounted to $3,719,000, $7,620,000 and $2,869,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

    The Company had sales to affiliated entities which are under the common control of the stockholders of the Company. Sales to these affiliated entities for the years ended December 31, 1996, 1997 and 1998 were $115,000, $116,000 and $339,000, respectively. As of December 31, 1997 and 1998, accounts receivable from these affiliated entities amounted to $45,000 and $128,000, respectively.

14. SUBSEQUENT EVENTS

    On March 16, 1999, the Company amended its Term Loan to allow the Company to use proceeds from an initial public offering ("IPO") to repay the outstanding Preferred Stock and Debentures, with the remaining proceeds used to repay a portion of the outstanding principal amount of the Term Loan (which remaining amount shall in no event be less than $2.0 million) in consideration for a fee payable

                           STRIDE & ASSOCIATES, INC.

14. SUBSEQUENT EVENTS (CONTINUED)
( 1/4% of the total commitment after giving effect to the prepayment) to the lending institutions upon the receipt of the cash proceeds by the Company, subject to certain conditions set forth in the Term Loan.

    On March 17, 1999, the Board of Directors approved a change in the authorized number of shares of the Common and Preferred Stock to 50,000,000 and 5,000,000, respectively.
    On March 30, 1999, the Company filed a registration statement on Form S-1 in respect of an offering by the Company for sale to the public of shares of its common stock. The expected use of the net proceeds of the IPO together with available cash resources of the Company will be used to redeem all the outstanding shares of the Preferred Stock, which has an aggregate liquidation preference of approximately $36.5 million (plus accrued and unpaid dividends thereon), to repay the $10.0 million of principal relating to the Debentures (plus accrued and unpaid interest) and pay down, with any remaining net proceeds, principal relating to the Term Loan.


    Effective May 6, 1999, the Company authorized a five-for-one stock split effected in the form of a dividend. All share and per share data in these financial statements have been retroactively restated to reflect this stock split.


                                   * * * * *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                4,350,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                  -----------


                               HAMBRECHT & QUIST



                         BANCBOSTON ROBERTSON STEPHENS


                                 --------------

                                         , 1999

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.


    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.



    UNTIL              , 1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

    The following table sets forth the estimated expenses payable by us in connection with this offering (excluding underwriting discounts and commissions):

NATURE OF EXPENSE                                                                                        AMOUNT
----------------------------------------------------------------------------------------------------  ------------
SEC Registration Fee................................................................................  $  18,079.04
NASD Filing Fee.....................................................................................         7,004
Nasdaq National Market Listing Fee..................................................................        75,625
Accounting Fees and Expenses........................................................................             *
Legal Fees and Expenses.............................................................................             *
Printing Expenses...................................................................................             *
Blue Sky Qualification Fees and Expenses............................................................        10,000
Transfer Agent's Fee................................................................................             *
Miscellaneous.......................................................................................             *
                                                                                                      ------------
    Total...........................................................................................  $    750,000

    The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.
--------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    In accordance with Section 145 of the Delaware General Corporation Law,
Article VIII of our first amended and restated certificate of incorporation provides that no director of Stride be personally liable to Stride, its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Stride or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, the first amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

    Article V of our amended and restated by-laws provides for indemnification by Stride of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Stride, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

    Under Section 7 of the underwriting agreement filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain conditions, Stride, its directors, certain officers and persons who control Stride within the meaning of the Securities Act against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Set forth in chronological order below is information regarding the number of shares of capital stock issued by the Registrant during the past three years. Further included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

    (1) In June 1998, pursuant to a Securities Purchase and Redemption Agreement, the Registrant sold an aggregate of 24,802.5 shares of the Registrant's Series A Convertible Preferred Stock and warrants to purchase an aggregate of 762,505 shares of common stock for an aggregate purchase price of $24,802,500 and 1,237,505 shares of the Registrant's common stock for an aggregate purchase price of $5,197,500 to Summit Ventures IV, L.P., Summit Subordinated Debt Fund II, L.P., Summit V Ventures, L.P., Summit V Advisors Fund, L.P., Summit Advisors V (QP), L.P. and Summit Investors III, L.P., in reliance upon the exemption from registration under Regulation D of the Securities Act.


    (2) In June 1998, pursuant to Restricted Stock Award Agreements, the Registrant issued an aggregate of 290,710 shares of restricted common stock to seven employees in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.


    (3) In June 1998, pursuant to Non-Qualified Stock Option Agreements, the Registrant granted options to purchase up to an aggregate of 279,072 shares of common stock to four directors in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (4) In June 1998, pursuant to a Restricted Stock Award Agreement, the Registrant sold an aggregate of 11,628 shares of restricted common stock for an aggregate purchase price of $160,001 to the Registrant's Chief Financial Officer in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (5) In July 1998, pursuant to a Non-Qualified Stock Option Agreement, the Registrant granted options to purchase up to an aggregate of 46,512 shares of common stock to the Registrant's Chief Financial Officer in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (6) In August 1998, pursuant to a Non-Qualified Stock Option Agreement, the Registrant granted options to purchase up to an aggregate of 14,535 shares of common stock to one director in reliance on the exemption from registration under Rule 701 promulgated under the Securities Act.


    (7) In April 1999, pursuant to Non-Qualified Stock Option Agreements, the Registrant granted options to purchase up to an aggregate of 45,883 shares of common stock to one director and the Registrant's Chief Financial Officer in reliance on the exemption from registration under Rule 701 promulgated under the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


    *             1.1   Form of Underwriting Agreement.
    +             2.1   Securities Purchase and Redemption Agreement, dated as of June 4, 1998, by and among the Registrant, the Principal Stockholders and the Purchasers named therein (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
    +             3.1   Second Amended and Restated Certificate of Incorporation of the Registrant.

    +             3.2   Form of Third Amended and Restated Certificate of Incorporation of the
                        Registrant (to be effective upon consummation of this offering).
    +             3.3   By-laws of the Registrant.
    +             3.4   Form of Amended and Restated By-laws of the Registrant (to be effective upon consummation of this offering)
                  4.1   Specimen certificate for shares of common stock, $.01 par value, of the
                        Registrant.
    *             5.1   Opinion of Goodwin, Procter & Hoar LLP as to the validity of the securities being offered.
    +            10.1   Shareholders' Agreement, dated June 4, 1998, between the Registrant and the
                        Shareholders named therein.
    +            10.2   Registration Rights Agreement, dated June 4, 1998, between the Registrant and the Shareholders named therein.
    +            10.3   Warrant Agreement, dated June 4, 1998, between the Registrant and the Purchasers named therein.
    +            10.4   Second Amendment and Restatement of the 1998 Stock Option and Grant Plan of the
                        Registrant.
    +            10.5   Form of standard Non-Qualified Stock Option Agreement.
    +            10.6   Form of standard Restricted Stock Award Agreement.
    +            10.7   Form of Non-Qualified Stock Option Agreement issued to Rachel C. Burnett, John
                        J. Devine, Alan P. Matthews and Michael C. Robichaud on June 4, 1998.
    +            10.8   Form of Amended and Restated Restricted Stock Award Agreement between the
                        Registrant and Glen P. Froio, Bethann G. Gilfeather and other senior level employees entered into on November 16, 1998.
                 10.9   Form of Non-Solicitation, Non-Competition and Non-Disclosure Agreement, dated
                        June 4, 1998, between the Registrant and Michael C. Robichaud, Rachel C.
                        Burnett, John J. Devine, and Alan P. Matthews entered into on June 4, 1998.
                 10.10  Amended and Restated Employment Agreement, dated March 19, 1999, between the
                        Registrant and Michael C. Robichaud.
    +            10.11  Promissory Note, dated July 14, 1998, from Anthony J.M. Groves in favor of the
                        Registrant.
    +            10.12  Subordinated Debenture D-1 Due August 4, 2003 of the Registrant.
    +            10.13  Subordinated Debenture D-2 Due August 4, 2003 of the Registrant.
                 10.14  Revolving Credit and Term Loan Agreement, dated as of June 4, 1998, among the
                        Registrant, BankBoston, N.A. and other lending institutions named therein.
                 10.15  First Amendment to Revolving Credit and Term Loan Agreement, dated as of August
                        10, 1998, among the Registrant, BankBoston, N.A. and the other lending institutions named therein.
                 10.16  Second Amendment to Revolving Credit and Term Loan Agreement, dated as of
                        December 31, 1998, among the Registrant, BankBoston, N.A. and the other lending institutions named therein.
                 10.17  Third Amendment to Revolving Credit and Term Loan Agreement, dated as of March
                        16, 1999, among the Registrant, BankBoston, N.A. and the other lending institutions named therein.
    +            10.18  Subordination and Intercreditor Agreement, dated as of June 4, 1998, among
                        BankBoston, N.A., Summit Investors III, L.P., Summit Subordinated Debt Fund II,
                        L.P. and the Registrant.
    +            10.19  Security Agreement, dated as of June 4, 1998, between the Registrant and
                        BankBoston, N.A.
                 10.20  Interest Rate Collar Transaction Letter Agreement, dated July 31, 1998, between the registrant and BankBoston, N.A.
                 11.1   Computation of income per common share.
    *            23.1   Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).

                 23.2   Consent of Deloitte & Touche LLP.
    +            24.1   Powers of Attorney (included on page II-5).
                 27.1   Financial Data Schedule.


------------------------

*   To be filed by amendment to this Registration Statement.


+   Previously filed.


    (B) FINANCIAL STATEMENT SCHEDULES

    All schedules have been omitted because they are not required or because the required information is given in our Financial Statements or Notes to those statements.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on May 7, 1999.


                                STRIDE & ASSOCIATES, INC.

                                BY:          /S/ MICHAEL C. ROBICHAUD
                                     ----------------------------------------
                                               Michael C. Robichaud
                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
   /s/ MICHAEL C. ROBICHAUD       Officer and Director
------------------------------    (Principal Executive          May 7, 1999
     Michael C. Robichaud         Officer)

                                Chief Financial Officer
              *                   (Principal Financial
------------------------------    Officer and Principal         May 7, 1999
     Anthony J.M. Groves          Accounting Officer)

              *                 Director
------------------------------                                  May 7, 1999
      Rachel C. Burnett

              *                 Director
------------------------------                                  May 7, 1999
       Scott C. Collins

              *                 Director
------------------------------                                  May 7, 1999
        John J. Devine

              *                 Director
------------------------------                                  May 7, 1999
       Alan P. Matthews

              *                 Director
------------------------------                                  May 7, 1999
         James C. New

              *                 Director
------------------------------                                  May 7, 1999
      Thomas S. Roberts



               /S/ MICHAEL C. ROBICHAUD
       ----------------------------------------
                 Michael C. Robichaud
  *By:             Attorney-in-Fact